SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	March 3, 2017
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Submission of 2016 Audit Report

KT Corp filed its FY 2016 audit report to the Korea Exchange of the Republic of Korea pursuant to the Act of External Audit of Stock Companies of Korea on March 3, 2017.

Exhibit 1: Independent Accountant’s Audit Report (Consolidated Financial Statements) of KT Corp as of December 31, 2016

Exhibit 2: Independent Accountant’s Audit Report (Separate Financial Statements) of KT Corp as of December  31, 2016

Exhibit 1

KT Corporation and Subsidiaries

Consolidated Financial Statements

December 31, 2016 and 2015

KT Corporation and Subsidiaries

Index

December 31, 2016 and 2015

Page(s)

Independent Auditor’s Report	1 – 2

Consolidated Financial Statements

Consolidated Statements of Financial Position	3 – 4

Consolidated Statements of Profit of Loss	5

Consolidated Statements of Comprehensive Income	6

Consolidated Statements of Changes in Equity	7 – 8

Consolidated Statements of Cash Flows	9

Notes to the Consolidated Financial Statements	10 – 111

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

We have audited the accompanying consolidated financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as of December 31, 2016 and 2015, and the consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibilities

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Samil PricewaterhouseCoopers, 92 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of KT Corporation and its subsidiaries as of December 31, 2016 and 2015, and their consolidated financial performance and cash flows for the years then ended in accordance with the Korean IFRS.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 3, 2017

This report is effective as of March 3, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2016 and 2015

(in millions of Korean won)	Notes	2016		2015

Assets

Current assets
Cash and cash equivalents	4, 5	~~W~~	2,900,311	~~W~~	2,559,464
Trade and other receivables, net	4, 6		5,331,245		4,884,617
Other financial assets	4, 7		720,555		292,943
Current income tax assets			2,079		3,881
Inventories, net	8		377,981		525,366
Other current assets	9		311,135		316,905

Total current assets			9,643,306		8,583,176

Non-current assets
Trade and other receivables, net	4, 6		709,011		704,147
Other financial assets	4, 7		664,726		658,323
Property, plant and equipment, net	10, 20		14,312,111		14,478,914
Investment properties, net	11		1,148,044		1,102,070
Intangible assets, net	12		3,022,803		2,599,751
Investments in associates and joint ventures	13		284,075		270,029
Deferred income tax assets	30		697,558		842,417
Other non-current assets	9		106,099		102,358

Total non-current assets			20,944,427		20,758,009

Total assets		~~W~~	30,587,733	~~W~~	29,341,185

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2016 and 2015

(in millions of Korean won)	Notes	2016		2015

Liabilities

Current liabilities
Trade and other payables	4, 14	~~W~~	7,139,771	~~W~~	6,335,027
Borrowings	4, 15		1,820,001		1,726,098
Other financial liabilities	4, 7		233		43,645
Current income tax liabilities	30		88,739		81,114
Provisions	16		96,485		103,907
Deferred income			35,617		98,427
Other current liabilities	9		285,301		251,688

Total current liabilities			9,466,147		8,639,906

Non-current liabilities
Trade and other payables	4, 14		1,188,311		668,973
Borrowings	4, 15		6,300,790		6,908,799
Other financial liabilities	4, 7		108,431		103,683
Net defined benefit liabilities	17		378,404		524,083
Provisions	16		100,694		91,365
Deferred income			85,372		95,916
Deferred income tax liabilities	30		137,680		129,650
Other non-current liabilities	9		27,125		13,345

Total non-current liabilities			8,326,807		8,535,814

Total liabilities			17,792,954		17,175,720

Equity

Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		9,656,544		9,059,305
Accumulated other comprehensive income	23		(1,432)		13,870
Other components of equity	23		(1,217,934)		(1,232,863)

Equity attributable to owners of the Controlling Company			11,441,935		10,845,069
Non-controlling interest			1,352,844		1,320,396

Total equity			12,794,779		12,165,465

Total liabilities and equity		~~W~~	30,587,733	~~W~~	29,341,185

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit of Loss

Years Ended December 31, 2016 and 2015

(in millions of Korean won, except per share amounts)
	Notes	2016		2015
Continuing operations:	25, 27
Operating revenue	25	~~W~~	22,743,665	~~W~~	22,281,221
Operating expenses	27		21,303,686		20,988,277

Operating profit	28, 29		1,439,979		1,292,944
Other income	28		365,872		488,183
Other expenses	28		(462,474)		(695,347)
Finance income	29		296,139		272,860
Finance costs	29		(515,087)		(645,331)
Share of net profits of associates and joint venture	13		2,599		6,143

Profit before income tax			1,127,028		719,452
Income tax expense	30		329,184		229,239

Profit from continuing operations			797,844		490,213
Profit from discontinued operations	41		—		141,075

Profit for the year		~~W~~	797,844	~~W~~	631,288

Profit for the year attributable to:
Owners of the Controlling Company:		~~W~~	711,089	~~W~~	552,964
Profit from continuing operations			711,089		410,648
Profit from discontinued operations			—		142,316
Non-controlling interest:		~~W~~	86,755	~~W~~	78,324
Profit from continuing operations			86,755		79,565
Loss from discontinued operations			—		(1,241)

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	31
Basic earnings per share		~~W~~	2,904	~~W~~	2,258
From continuing operations			2,904		1,677
From discontinued operations			—		581
Diluted earnings per share		~~W~~	2,902	~~W~~	2,258
From continuing operations			2,902		1,677
From discontinued operations			—		581

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2016 and 2015

(in millions of Korean won)
	Notes	2016		2015

Profit for the year		~~W~~	797,844	~~W~~	631,288

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	17		4,213		(37,872)
Shares of remeasurement gain (loss) of associates and joint ventures			116		(2,407)
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets	4, 7		10,649		47,381
Other comprehensive income from available-for sale financial assets reclassified to loss			(3,564)		(83,397)
Net gains on cash flow hedges	4, 7		64,796		111,914
Other comprehensive income from cash flow hedges reclassified to loss			(75,871)		(97,962)
Shares of other comprehensive income from associates and joint ventures			(602)		(1,608)
Exchange differences on translation of foreign operations			(5,407)		(4,884)

Other comprehensive income for the year, net of tax			(5,670)		(68,835)

Total comprehensive income for the year		~~W~~	792,174	~~W~~	562,453

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	704,412	~~W~~	501,021
Non-controlling interest			87,762		61,432

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2016 and 2015

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other Components of equity		Total		Non-controlling interest		Total equity

Balance at January 1, 2015		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,571,130	~~W~~	25,790	~~W~~	(1,260,709)	~~W~~	10,340,968	~~W~~	1,449,320	~~W~~	11,790,288

Comprehensive income
Profit for the year			—		—		552,964		—		—		552,964		78,324		631,288
Changes in value of available-for-sale financial assets	4, 7		—		—		—		(24,310)		—		(24,310)		(11,706)		(36,016)
Remeasurements of the net defined benefit liability	17		—		—		(37,914)		—		—		(37,914)		42		(37,872)
Valuation gains on cash flow hedge	4, 7		—		—		—		13,924		—		13,924		28		13,952
Shares of other comprehensive income of joint ventures and associates			—		—		—		(1,357)		—		(1,357)		(251)		(1,608)
Shares of loss on remeasurements of joint ventures and associates			—		—		(2,109)		—		—		(2,109)		(298)		(2,407)
Exchange differences on translation of foreign operations			—		—		—		(177)		—		(177)		(4,707)		(4,884)

Total comprehensive income for the year			—		—		512,941		(11,920)		—		501,021		61,432		562,453

Transactions with equity holders
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(41,575)		(41,575)
Changes in consolidation scope			—		—		—		—		—		—		(154,188)		(154,188)
Change in ownership interest in subsidiaries			—		—		—		—		(2,968)		(2,968)		2,699		(269)
Appropriation of loss on disposal of treasury stock			—		—		(24,766)		—		24,766		—		—		—
Others			—		—		—		—		6,048		6,048		2,708		8,756

Subtotal			—		—		(24,766)		—		27,846		3,080		(190,356)		(187,276)

Balance at December 31, 2015		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,059,305	~~W~~	13,870	~~W~~	(1,232,863)	~~W~~	10,845,069	~~W~~	1,320,396	~~W~~	12,165,465

The above consolidated statements of changes of equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2016 and 2015

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other Components of equity		Total		Non-controlling interest		Total equity

Balance at January 1, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,059,305	~~W~~	13,870	~~W~~	(1,232,863)	~~W~~	10,845,069	~~W~~	1,320,396	~~W~~	12,165,465

Comprehensive income
Profit for the year			—		—		711,089		—		—		711,089		86,755		797,844
Changes in value of available-for-sale financial assets	4, 7		—		—		—		1,691		—		1,691		5,394		7,085
Remeasurements of net defined benefit liability	17		—		—		8,531		—		—		8,531		(4,318)		4,213
Valuation loss on cash flow hedge	4, 7		—		—		—		(11,075)		—		(11,075)		—		(11,075)
Shares of other comprehensive income of associates and joint ventures			—		—		—		(571)		—		(571)		(31)		(602)
Shares of loss on remeasurements of associates and joint ventures			—		—		94		—		—		94		22		116
Exchange differences on translation of foreign operations			—		—		—		(5,347)		—		(5,347)		(60)		(5,407)

Total comprehensive income for the year			—		—		719,714		(15,302)		—		704,412		87,762		792,174

Transactions with owners
Dividends paid by the Controlling Company			—		—		(122,425)		—		—		(122,425)		—		(122,425)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(61,674)		(61,674)
Change in ownership interest in subsidiaries			—		—		—		—		11,369		11,369		(15,550)		(4,181)
Appropriations of loss on disposal of treasury stock			—		—		(50)		—		50		—		—		—
Subsidiary rights issue			—		—		—		—		—		—		21,769		21,769
Others			—		—		—		—		3,510		3,510		141		3,651

Subtotal			—		—		(122,475)		—		14,929		(107,546)		(55,314)		(162,860)

Balance at December 31, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,656,544	~~W~~	(1,432)	~~W~~	(1,217,934)	~~W~~	11,441,935	~~W~~	1,352,844	~~W~~	12,794,779

The above consolidated statements of changes of equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2016 and 2015

(in millions of Korean won)
	Notes	2016		2015

Cash flows from operating activities
Cash generated from operations	33	~~W~~	5,202,520	~~W~~	4,579,260
Interest paid			(372,525)		(436,363)
Interest received			104,679		128,422
Dividends received			10,824		35,768
Income tax paid			(174,748)		(77,122)

Net cash inflow from operating activities			4,770,750		4,229,965

Cash flows from investing activities
Collection of loans			47,887		38,856
Disposal of derivatives			—		176,681
Disposal of available-for-sale financial assets			35,791		243,125
Disposal of investments in associates and joint ventures			11,074		42,946
Disposal of current and non-current financial instruments			293,283		363,260
Disposal of property, plant and equipment and investment properties			93,401		28,303
Disposal of intangible assets			17,891		25,841
Loans granted			(57,400)		(79,136)
Acquisition of available-for-sale financial assets			(44,302)		(99,111)
Acquisition of investments in associates and joint ventures			(38,675)		(12,238)
Acquisition of current and non-current financial instruments			(597,345)		(341,373)
Acquisition of property, plant and equipment and investment properties			(2,764,346)		(3,115,728)
Acquisition of intangible assets			(455,763)		(399,377)
Increase(decrease) in cash due to exclusion from consolidation scope			(2,124)		720,080
Increase(decrease) in cash due to inclusion in consolidation scope			(24,330)		6,003

Net cash outflow from investing activities			(3,484,958)		(2,401,868)

Cash flows from financing activities
Proceeds from borrowings and debentures			1,122,898		5,675,302
Settlement of derivative assets and liabilities, net			(33,199)		(3,371)
Cash inflow from consolidated capital transactions			800		—
Repayments of borrowings and debentures			(1,768,768)		(6,648,177)
Dividends paid to shareholders			(184,099)		(41,575)
Decrease in finance leases liabilities			(75,763)		(146,175)
Cash outflow from consolidated equity transaction			(5,140)		—

Net cash outflow from financing activities			(943,271)		(1,163,996)

Effect of exchange rate change on cash and cash equivalents			(1,674)		6,700

Net increase in cash and cash equivalents			340,847		670,801
Cash and cash equivalents
Beginning of the year			2,559,464		1,888,663

End of the year		~~W~~	2,900,311	~~W~~	2,559,464

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 56 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2016 and 2015, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2016	December 31, 2015	Closing month
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	91.4%	91.4%	December
KT Submarine Co., Ltd. [2,5]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT New Business Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	—	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd.[5]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd.[5]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	65.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
KT Music Corporation [4]	Online music production and distribution	Korea	49.9%	49.9%	December
KT Skylife Co., Ltd.[5]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December
KT Innoedu Co., Ltd.	E-learning business	Korea	96.8%	95.6%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Inc.[3]	Online advertisement	Korea	42.8%	45.4%	December
KT Sports	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2016	December 31, 2015	Closing month
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	81.3%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation [2,5]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,5]	Database and online information provider	Korea	30.1%	30.0%	December
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
NgeneBio [4]	Medicine and Pharmacy development business	Korea	49.8%	49.8%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	0.00%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	75.0%	60.0%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	—	December
N SEARCH MARKETING Corp.	Advertising agency business	Korea	100.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.
[3]	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.
[4]	Although the Controlling Company owns less than 50% ownership in this entity, this entity is are consolidated as the Controlling Company holds the potential voting rights by a stock purchase agreement with other investors.
[5]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Changes in scope of consolidation in 2016 are as follows:

Changes	Location	Subsidiary	Reason
Included	Korea	Smart Channel Co., Ltd.	Gain of actual control
		K-Realty Rental Housing REIT 2	Newly established
		K-Realty US REIT I	Newly established
		Whowho&Company Co., Ltd.	Spun-off
		KT Strategic Investment Fund No.3	Newly established
		N SEARCH MARKETING Corp	Acquisition of share
	Hong Kong	KT Hongkong Telecommunications Co., Ltd.	Newly established
Excluded	Korea	K-Realty Rental Housing REIT 1	Decrease in percentage of ownership
		K-Realty Rental Housing REIT 2	Decrease in percentage of ownership
		Smart Channel Co., Ltd.	Bankrupt
		K-REALTY US Rental Housing REIT 2	Liquidation
		KTC Media Contents Fund 2	Liquidation

Summarized information for consolidated subsidiaries as of and for the years ended December 31, 2016 and 2015, follows:

(In millions of Korean won)	2016
	Assets		Liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	113,725	~~W~~	19,899	~~W~~	80,365	~~W~~	202
KT Linkus Co., Ltd.		64,318		56,953		117,242		(3,830)
KT Submarine Co., Ltd.		156,993		55,573		83,960		5,146
KT Telecop Co., Ltd.		265,553		132,344		313,928		143
KT Hitel Co., Ltd.		249,202		46,941		198,739		4,298
KT Service Bukbu Co., Ltd.		32,863		24,580		182,624		694
KT Service Nambu Co., Ltd.		32,621		24,282		218,522		772
BC Card Co., Ltd.[1]		3,651,065		2,602,404		3,566,938		163,131
H&C Network[1]		272,110		80,983		266,402		14,749
Nasmedia, Inc.[1]		263,925		159,502		69,943		11,972
KTDS Co., Ltd.[1]		197,970		151,644		475,963		10,838
KT M Hows Co., Ltd.		28,539		18,466		19,817		2,865
KT M&S Co., Ltd.		247,854		227,507		721,000		(12,955)
KT Music Corporation		110,080		41,953		111,287		8,235
KT Skylife Co., Ltd.[1]		777,948		231,452		665,053		68,863
KT Estate Inc.[1]		1,658,164		286,715		388,720		49,541
KTSB Data service		20,075		759		5,136		(1,983)
KT Innoedu Co., Ltd.		6,477		7,259		15,524		103
KT Sat Co., Ltd.		744,653		253,041		144,438		36,266
KT Sports		16,925		13,573		48,356		(198)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2016
	Assets		Liabilities		Operating revenue			Profit (loss) for the year
KT Music Contents Fund No.1		10,592		331		349		103
KT-Michigan Global Content Fund		16,250		163		133		(514)
Autopion Co., Ltd.		6,163		2,794		7,761		(409)
KT M mobile		131,446		20,369		112,006		(40,041)
KT Investment Co., Ltd.[1]		39,506		23,123		10,130		(1,832)
NgeneBio		6,361		4,733		229		(1,833)
KTCS Corporation[1]		327,128		171,012		953,674		7,892
KTIS Corporation		221,176		63,871		436,730		9,991
Korea Telecom Japan Co., Ltd.		3,592		5,374		4,380		(1,391)
Korea Telecom China Co., Ltd.		532		188		930		60
KT Dutch B.V		34,197		73		166		85
Super iMax LLC		10,308		6,734		10,303		(1,802)
East Telecom LLC		31,885		16,554		27,271		3,257
Korea Telecom America, Inc.		4,464		1,306		7,110		181
PT. KT Indonesia		16		—		—		(7)
KT Rwanda Networks Ltd.		167,112		149,421		13,217		(31,455)
KT Belguium		79,391		7		—		(67)
KT ORS Belgium		2,013		23		—		(46)
KBTO sp.zo.o.		1,166		2,378		21		(2,587)
AOS Ltd.		10,025		10,683		14,475		(1,123)
KT Hongkong Telecommunications Co., Ltd.		1,571		956		1,568		120

(in millions of Korean won)	2015
	Total assets		Total liabilities		Operating revenue			Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	113,515	~~W~~	21,182	~~W~~	103,851	~~W~~	(32,417)
KT Linkus Co., Ltd.		77,141		65,745		114,345		3,449
KT Submarine Co., Ltd.		160,314		63,518		66,418		4,145
KT Telecop Co., Ltd.		269,191		134,966		300,648		(7,593)
KT Hitel Co.,Ltd.		235,757		33,938		160,545		7,258
KT Service Bukbu Co., Ltd.[2]		31,879		22,627		89,121		(4,630)
KT Service Nambu Co., Ltd.[2]		20,729		10,567		109,998		(5,055)
BC Card Co., Ltd.[1]		2,963,952		1,945,634		3,504,095		218,969
H&C Network[1]		248,189		70,635		240,889		19,513
Nasmedia, Inc.		141,733		72,202		45,490		9,916
KTDS Co., Ltd.[1]		162,518		116,654		422,599		12,836
KT M Hows Co., Ltd.		25,093		17,980		19,350		1,728
KT M&S Co., Ltd.		256,246		217,892		852,778		(18,776)
KT Music Corporation		90,518		30,704		89,179		3,446
KT Skylife Co., Ltd.[1]		711,294		217,850		660,957		72,987
KT Estate Inc.[1]		1,539,899		187,368		323,917		34,090
KTSB Dataservice		23,063		1,730		4,384		(2,444)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	2015
	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year
KT Innoedu Co., Ltd.	5,858	7,585	18,087	(4,288)
KT Sat Co., Ltd.	679,959	210,110	133,228	27,174
KT Sports	15,341	11,643	51,674	(3,836)
KT Music Contents Fund No.1	10,206	47	468	(111)
KT-Michigan Global Content Fund	5,401	—	436	(209)
Autopion Co., Ltd.	7,102	3,317	10,574	1,123
KT M mobile	64,756	13,121	42,436	(36,725)
KT Investment Co., Ltd.[1]	49,485	30,827	2,615	(219)
NgeneBio	7,894	4,683	—	(434)
KTCS Corporation[1]	346,949	194,367	1,065,847	13,685
KTIS Corporation	211,164	55,370	461,098	15,041
Korea Telecom Japan Co., Ltd.	13,889	14,393	25,334	(248)
Korea Telecom China Co., Ltd.	909	198	874	(95)
KT Dutch B.V	29,402	27	161	118
Super iMax LLC	14,962	8,186	8,223	(2,220)
East Telecom LLC	30,833	17,066	23,910	664
Korea Telecom America, Inc.	6,016	1,378	6,391	156
PT. KT Indonesia	22	—	—	(9)
KT Rwanda Networks Ltd.	188,951	147,653	5,706	(28,721)
KT Belguium	77,058	4	—	(127)
KT ORS Belgium	1,996	20	—	(75)
KBTO sp.zo.o.	1,471	1,817	—	(328)
AOS Ltd.	11,928	12,187	8,712	(923)

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	These entities were newly consolidated for the years ended December 31, 2015. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Group in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Certain accounts within the consolidated statement of financial position as of December 31, 2015 presented for comparative purpose have been reclassified in accordance with presentation method used in consolidated statement of financial position as of December 31, 2016. These reclassifications do not have any impacts on net asset and profit or loss reported as of and for the year ended December 31, 2015.

2.2	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2016. The adoption of these amendments did not have any material impact on the consolidated financial statements.

•	Disclosure Initiative – Amendments to Korean IFRS 1001 Presentation of Financial Statements

Korean IFRS 1001 Presentation of Financial Statements clarifies that materiality applies to the exclusion or inclusion or aggregation of the disclosures in the notes. And also, clarifies that the share of OCI arising from equity-accounted should be presented in total for items which will and will not be reclassified to profit or loss. Additional amendments are made in relation to a particular order of the notes and other.

•	Clarification of Acceptable methods of Depreciation and Amortization – Amendments to Korean IFRS 1016 Property, Plant and Equipment, and Korean IFRS 1038 Intangible assets

Amendments to Korean IFRS 1016 Property, Plant and Equipment clarify that a revenue-based method should not be used to calculate the depreciation of items of property, plant and equipment. Korean IFRS 1038 Intangible assets now includes a rebuttable presumption that the amortization of intangible assets based on revenue is inappropriate. This presumption can be overcome if either; the intangible asset is expressed as a measure of revenue, or it can be shown that revenue and the consumption of economic benefits generated by the asset are highly correlated.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

•	Investment entities: Applying the Consolidation Exception – Amendments to Korean IFRS 1110 Consolidated Financial Statements, Korean IFRS 1028 Investments in Associates and Joint Ventures, and Korean IFRS 1112 Disclosures of Interests in Other Entities

•	Amendments made to Korean IFRS 1110 Consolidated Financial Statements clarify that the exception from preparing consolidated financial statement is also available to intermediate parent entities which are subsidiaries of investment entities. If an investment entity has a subsidiary that is an investment entity and whose activities are providing services that related to the investment entity’s investment activities, the investment entity measures the subsidiary at fair value through profit or loss.

•	Amendments made to Korean IFRS 1028 Investments in Associates and Joint Ventures clarify that entities which are not investment entities but have an interest in an associate which is an investment entity have a policy choice when applying the equity method of accounting.

•	Amendments made to Korean IFRS 1112 Disclosures of Interests in Other Entities clarify that an investment entity which does not prepare consolidated financial statements should present disclosures relating to investment entities required by Korean IFRS 1112.

•	Accounting for Acquisitions of Interests in Joint Operations – Amendments to Korean IFRS 1111 Joint Arrangements

Amendments to Korean IFRS 1111 Joint Arrangements clarify the accounting for the acquisition of an interest in a joint operation where the activities of the operation constitute a business. An investor requires to apply the principles of business combination accounting when the investor acquires an interest in a joint operation that constitutes a business.

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Annual Improvements to Korean IFRS 2012-2014 Cycle consist of the following amendments. The application does not have a material impact on the consolidated financial statements.

•	Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operation clarifies when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’ or vice versa, this does not have to be accounted for as such.

•	Korean IFRS 1107 Financial Instruments: Disclosures clarifies the specific guidance for transferred financial assets to help management determine whether the terms of a servicing arrangement constitute ‘continuing involvement’, and also clarifies that the additional disclosures relating to the amendments in 2012 ‘Offsetting of Financial Assets and Financial Liabilities’ only need to be included in interim reports if required by Korean IFRS 1034 Interim Financial Reporting.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

•	Korean IFRS 1019 Employee Benefits clarifies that when determining the discount rate for post-employment benefit obligations, it is the currency in which the liabilities are denominated that is important, and not the country where they arise.

•	Korean IFRS 1034 Interim Financial Reporting clarifies what is meant by the reference in the standard to ‘information disclosed elsewhere in the interim financial report’; and also amended requirements for a cross-reference from the interim financial statements to the location of that information.

•	Korean IFRS 1011 Construction Contract, Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 2115 Arrangements for Property Construction

These standards and interpretation clarify the accounting information disclosure requirement for construction contracts. The accounting estimates and potential risk information of the construction contracts should be disclosed in detail by either individual construction or operating segment.

(2)	New standards, amendments and interpretations not yet adopted

Certain new accounting standards and interpretations that have been published that are not mandatory for December 31, 2016 reporting periods and have not been early adopted by the Group are set out below.

•	Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable used of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows. The Group will apply this amendment for annual reporting periods beginning on or after January 1, 2017 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. The Group will apply the amendments for annual periods beginning on or after January 1, 2017 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Group will apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1109, Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables. The following areas are likely to be affected in general with the implementation of Korean IFRS 1109. The Group is in preparation for analyzing the effects to the consolidated financial statement.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. For hybrid (combined) instruments, if the Group is unable to measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

Business model for the contractual cash flows characteristics	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income [1]
Hold for trading	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

As of December 31, 2016, the Group owns loan and trade receivables of ~~W~~ 9,657,336 million, financial assets available-for-sales of ~~W~~ 404,774 million.

According to Korean IFRS 1109, equity instruments that are not held for trading, the Group can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at December 31, 2016, the Group holds equity instruments of ~~W~~ 378,090 million classified as financial assets available-for-sale.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

According to Korean IFRS 1109, debt instruments those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity instruments that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss.

(b)	Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under Korean IFRS 1039 and applies to:

•	Financial assets measured at amortized cost

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

And the Group could recognize credit losses early in accordance with Korean IFRS 1039. The Group holds debt instrument of ~~W~~ 9,687,479 million (Loan and trade receivables of ~~W~~ 9,657,336 million, Held-to-maturity 30,143 million). For this assets, the Group provides loss allowance of ~~W~~ 612,487 million.

(c)	Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-120%) to ensure that the hedging relationship has been highly effective throughout the reporting period. As of December 31, 2016, the Group applies the hedge accounting to its assets, liabilities that amount to ~~W~~ 227,318 million, ~~W~~ 14,928 million respectively.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

•	Korean IFRS 1115 Revenue from Contracts with Customers

The Group will apply Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018, and earlier application is permitted. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers. The Group must apply Korean IFRS 1115 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will apply the standard retrospectively to prior reporting period presented in accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors and apply simplified transition method with no restatement for completed contracts and other as of January 1, 2017.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The Group had organized separate TF team since December 31, 2014 for preparation of implementing Korean IFRS 1115 Revenue from Contracts with Customers. Also the Group develops the internal control system and constructs accounting process system by analyzing the Group’s revenue structure with accounting firm and computation expert. Korean IFRS 1115 will affect not only accounting method but also the general business practice including strategy for sales and business attitude. Therefore, the Group opens an orientation program for both Group’s directors and employees, and periodically reports to the managements about plan for implementation and progress.

As at the December 31, 2016 the Group is analyzing the effects on the consolidated financial statement with the implementation of Korean IFRS 1115. The Group plans to perform detailed analysis on financial effects of applying the standard until March 31, 2018 and will disclose the result of the analysis in the notes on the consolidated financial statement as of March 31, 2018. The Group identified the following areas are likely to be affected in general.

(a)	Identifying performance obligations

The Group provides telecommunication services and sells handsets as their main business. With the implementation of Korean IFRS 1115, the Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The timing of revenue recognition depends on a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

(b)	Allocation the transaction price

With implementation of Korean IFRS 1115, the Group allocated the transaction price to each performance obligation identified in a contract based on the relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(c)	Incremental costs of obtaining a contract

The Group pays the commission fees when new customer subscribe for telecommunication services. The incremental costs of obtaining a contract are those commission fess that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

According to Korean IFRS 1115, the Group recognizes as an asset the incremental cost of obtaining contract and amortize it through the contract period. However, as a practical expedient, the Group may recognize the incremental costs of obtaining a contracts as an expense when incurred if the amortization period of the asset is one year or less.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS 1110 Consolidated Financial Statements.

(1)	Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(2)	Changes in ownership interests in subsidiaries without change of control

Any difference between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Group.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(3)	Disposal of subsidiaries

When the Group ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

(4)	Associates

Associates are all entities over which the Group has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss.

(5)	Joint arrangement

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 34). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the each entity operates (the “functional currency’). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

(3)	Translation to the presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period,

•	income and expenses for each statement of profit or loss are translated at average exchange rates,

•	equity is translated at the historical exchange rate, and

•	all resulting exchange differences are recognized in other comprehensive income.

2.6	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.7	Financial Assets

(1)	Classification and measurement

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. And, loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss within other income or other expenses. Gains or losses arising from changes in the available-for-sale financial assets are recognized in other comprehensive income, and amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(2)	Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Group writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(3)	Derecognition

If the Group transfers a financial asset and the transfer does not result in derecognition because the Group has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.8	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of profit or loss within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of profit or loss.

The Group applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of profit or loss. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income (expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.10	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.11	Property and Equipment

Property and equipment are stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property, plant, and equipment, except for land is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Estimated Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others) Others	2 – 40 years
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	2 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

2.12	Investment Property

Investment property is a property held to earn rentals or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.13	Intangible Assets

(1)	Goodwill

Goodwill is measured as explained in Note 2.3 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

(2)	Intangible assets except goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	5 - 6 years
Software	6 years
Industrial property rights	5 - 50 years
Frequency usage rights	5 - 15 years
Others[1]	2 - 50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.14	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

2.15	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.16	Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of reporting period.

2.17	Financial Liabilities

(1)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities that the Group designated as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

As it was unable to measure the embedded derivatives separately from its host contract, the Group designated the entire hybrid contact as at fair value through profit or loss. The financial liability that the Group designated as at fair value through profit or loss is a foreign convertible bond.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.18	Financial Guarantee Contracts

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets; or

•	the amount initially recognized less cumulative amortization in accordance with Korean IFRS 1018 Revenue.

2.19	Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.20	Employee Benefits

(1)	Post-employment benefits

The Group operates both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.21	Share-based payments

Equity-settled share-based payment is recognized at fair value of equity instruments on grant date, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

When the options are exercised, the Group issues new shares. The proceeds received, net of any directly attributable transaction costs, are recognized as share capital (nominal value) and share premium.

2.22	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, and the increase in the provision due to passage of time is recognized as interest expense.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

2.23	Leases

(1)	Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized as lease assets and liabilities at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

(2)	Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.24	Share Capital

The Group classifies ordinary shares as equity. Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Controlling Company.

2.25	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Group. Amounts disclosed as revenue are net of value added taxes, returns, rebates and discounts and after elimination of intra-group transactions.

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Group; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(1)	Rendering of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

The Group sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4)	Commission fees

Commission fees related to credit card business are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on an accrual basis.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(5) Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6) Dividend income

Dividend income is recognized when the right to receive payment is established.

(7) Customer loyalty program

The Group operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.26	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Group recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.27	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.28	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2016 consolidated financial statements of the Group was approved by the Board of Directors on January 31, 2017, which is subject to change with approval of the shareholders at the annual shareholders’ meeting.

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Impairment of Goodwill

The Group tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of cash-generating units (CGUs) is determined based on value-in-use calculations (Note 12).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.2	Income Taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 30).

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there is an uncertainty in measuring the final tax effects.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 37).

3.4	Provision for Impairment

The Group recognizes provisions for accounting of estimated loss in customers’ insolvency. When the provision for impairment is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.	Financial Instruments by Category

Financial instruments by category as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
Financial assets	Loans and receivables		Assets at fair value through profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total

Cash and cash equivalents	~~W~~	2,900,311	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,900,311
Trade and other receivables		6,040,256		—		—		—		—		6,040,256
Other financial assets		716,769		6,277		227,318		404,774		30,143		1,385,281

(In millions of Korean won)	2016
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	8,328,082	~~W~~	8,328,082
Borrowings		—		—		8,120,791		8,120,791
Other financial liabilities		1,973		14,928		91,763		108,664

(In millions of Korean won)	2015
Financial assets	Loans and receivables		Assets at fair value through profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total

Cash and cash equivalents	~~W~~	2,559,464	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,559,464
Trade and other receivables		5,588,764		—		—		—		—		5,588,764
Other financial assets		434,093		18		139,088		360,037		18,030		951,266

(In millions of Korean won)	2015
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	7,004,000	~~W~~	7,004,000
Borrowings		—		—		8,634,897		8,634,897
Other financial liabilities		2,006		62,883		82,439		147,328

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Gains or losses arising from financial instruments by category for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Loans and receivables

Interest income[1,4]	~~W~~	129,813	~~W~~	85,603
Loss on foreign currency transaction		(7,493)		(365)
Gain on foreign currency translation		3,083		1,922
Loss on disposal		(15,838)		(2,539)
Loss on valuation		(92,589)		(141,555)
Assets at fair value through profit or loss

Dividend income		—		—
Gain on disposal		186		—
Loss on valuation		(7,184)		—
Derivatives used for hedging

Loss on transaction		—		(4,789)
Gain on valuation		109,436		141,512
Other comprehensive income for the year[2]		60,501		100,401
Reclassified to profit or loss from other comprehensive income for the year[2,3]		(71,915)		(88,003)
Available-for-sale

Interest income[1,4]		40		73
Dividend income		3,926		7,733
Gain on disposal		22,695		36,534
Impairment loss		(966)		(1,805)
Other comprehensive income for the year[2]		10,925		47,381
Reclassified to profit or loss from other comprehensive income for the year[2]		(3,840)		(83,397)
Held-to-Maturity
Interest income[1,4]		213		226
Liabilities at fair value through profit and loss

Loss on foreign currency translation		—		(1)
Gain(loss) on disposal		(632)		(502)
Gain(loss) on valuation		33		(2,006)
Derivatives used for hedging

Gain (loss) on transactions		8,329		(1,123)
Loss on valuation		(138)		(1,733)
Other comprehensive income for the year[2]		4,295		11,513
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(3,956)		(9,959)
Financial liabilities at amortized cost
Interest expense[4]		(337,219)		(385,925)

Loss foreign currency transaction		(7,518)		(23,416)

Loss foreign currency translation		(112,864)		(166,254)

	~~W~~	(308,677)	~~W~~	(480,474)

[1]	BC Card, a subsidiary of the Group, recognized interest income as operating revenue. Interest income recognized as operating revenue is ~~W~~14,380 million (2015: ~~W~~15,867 million) for the year ended December 31, 2016.
[2]	The amounts directly reflected in equity before adjustments of deferred income tax.
[3]	During the year, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.
[4]	Excluded the interest income amounting to ~~W~~75,221 million and the interest expense amounting to ~~W~~59,889 million recognized by KT Rental Co., Ltd. and KT Capital Co., Ltd., former subsidiaries, as they are classified as discontinued operations.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Type	2016		2015		Description
Cash and cash equivalents	Restricted deposit	~~W~~	19,920	~~W~~	9,033	Deposit restricted for governmental project and others

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

6.	Trade and Other Receivables

Trade and other receivables as of December 31, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,161,234	~~W~~	(470,239)	~~W~~	(5,343)	~~W~~	2,685,652
Other receivables		2,767,835		(121,972)		(270)		2,645,593

	~~W~~	5,929,069	~~W~~	(592,211)	~~W~~	(5,613)	~~W~~	5,331,245

Non-current assets
Trade receivables	~~W~~	263,367	~~W~~	(632)	~~W~~	(12,835)	~~W~~	249,900
Other receivables		507,251		(19,644)		(28,496)		459,111

	~~W~~	770,618	~~W~~	(20,276)	~~W~~	(41,331)	~~W~~	709,011

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2015
(In millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,483,719	~~W~~	(468,263)	~~W~~	(8,879)	~~W~~	3,006,577
Other receivables		2,054,180		(175,753)		(387)		1,878,040

	~~W~~	5,537,899	~~W~~	(644,016)	~~W~~	(9,266)	~~W~~	4,884,617

Non-current assets
Trade receivables	~~W~~	248,212	~~W~~	(478)	~~W~~	(16,644)	~~W~~	231,090
Other receivables		583,562		(75,089)		(35,416)		473,057

	~~W~~	831,774	~~W~~	(75,567)	~~W~~	(52,060)	~~W~~	704,147

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average interest rate.

Details of changes in provision for impairment the years ended December 31, 2016 and 2015, are as follows:

	2016				2015
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	~~W~~	468,741	~~W~~	250,842	~~W~~	527,617	~~W~~	311,082
Provision		84,975		7,736		95,489		46,066
Reversal or written-off		(80,518)		(108,638)		(135,381)		(33,282)
Changes in the scope of consolidation		215		56		(16,752)		(69,732)
Others		(2,542)		(8,380)		(2,232)		(3,292)

Ending balance	~~W~~	470,871	~~W~~	141,616	~~W~~	468,741	~~W~~	250,842

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.

Details of aging analysis of trade receivables as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Neither past due nor impaired	~~W~~	2,377,637	~~W~~	2,756,471

Past due and impaired
Up to 6 months		685,288		606,704
6 months to 12 months		87,547		82,668
Over 12 months		255,951		260,565

		1,028,786		949,937
Less: Provision for impairment		(470,871)		(468,741)

	~~W~~	2,935,552	~~W~~	3,237,667

Details of other receivables as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Loans	~~W~~	80,308	~~W~~	117,808
Receivables[1]		2,713,070		2,004,265
Accrued income		9,903		10,119
Refundable deposits		390,035		403,816
Loans receivable		10,355		29,101
Finance lease receivables		16,280		14,645
Others		26,369		22,185
Less: Provision for impairment		(141,616)		(250,842)

	~~W~~	3,104,704	~~W~~	2,351,097

[1]	The settlement receivables of BC Card Co., Ltd. of ~~W~~1,962,880 million (2015: ~~W~~1,211,272 million) are included.

Details of aging analysis of other receivables as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Neither past due nor impaired	~~W~~	2,975,132	~~W~~	2,234,781

Past due and impaired
Up to 6 months		134,231		114,920
6 months to 12 months		12,805		12,163
Over 12 months		124,152		240,075

		271,188		367,158
Less: Provision for impairment		(141,616)		(250,842)

	~~W~~	3,104,704	~~W~~	2,351,097

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of December 31, 2016.

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	6,277	~~W~~	18
Derivatives used for hedge		227,318		139,088
Financial instruments[1]		716,769		434,093
Available-for-sale financial assets[1]		404,774		360,037
Held-to-maturity investments		30,143		18,030
Less: Non-current		(664,726)		(658,323)

Current	~~W~~	720,555	~~W~~	292,943

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,973	~~W~~	2,006
Derivatives used for hedge		14,928		62,883
Other financial liabilities		91,763		82,439
Less: Non-current		(108,431)		(103,683)

Current	~~W~~	233	~~W~~	43,645

[1]	As of December 31, 2016, the Group’s financial instruments amounting to ~~W~~49,721 million (December 31, 2015: ~~W~~42,669 million), which consist of certain proceeds from the disposal of Ustream Inc. deposited in an escrow account, checking account deposits and deposits for Win-win Growth Cooperative loans, are subject to withdrawal restrictions.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Financial instruments at fair value through profit or loss as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Assets		Liabilities		Assets		Liabilities
Financial instruments at fair value through profit or loss	~~W~~	6,277	~~W~~	—	~~W~~	—	~~W~~	—
Other derivatives liabilities	~~W~~	—	~~W~~	1,973	~~W~~	18	~~W~~	2,006

The valuation gains and losses on financial assets and liabilities at fair value through profit or loss and held for trading for the years ended December 31, 2016 and 2015, are as follows:

Financial instruments at fair value through profit or loss

	2016				2015
(in millions of Korean won)	Valuation gains		Valuation losses		Valuation gains		Valuation losses
Valuation gains and losses on financial assets	~~W~~	470	~~W~~	7,654	~~W~~	—	~~W~~	—

Total	~~W~~	470	~~W~~	7,654	~~W~~	—	~~W~~	—

Held for trading

	2016				2015
(in millions of Korean won)	Valuation gains		Valuation losses		Valuation gains		Valuation losses
Other derivatives liabilities	~~W~~	33	~~W~~	—	~~W~~	—	~~W~~	2,006

Total	~~W~~	33	~~W~~	—	~~W~~	—	~~W~~	2,006

The maximum exposure of debt securities of financial instruments at fair value through profit or loss to credit risk is carrying amount as of December 31, 2016.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Derivatives used for hedge as of December 31, 2016 and 2015, are as follows:

	2016				2015
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	3,278	~~W~~	—	~~W~~	2,859
Currency swap [2]		214,648		11,650		137,100		58,284
Currency forwards [3]		12,670		—		1,988		1,740

Total		227,318		14,928		139,088		62,883
Less: non-current		(97,220)		(14,695)		(139,088)		(19,238)

Current	~~W~~	130,098	~~W~~	233	~~W~~	—	~~W~~	43,645

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
[2]	The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.
[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016						2015
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	148	~~W~~	(142)	~~W~~	—	~~W~~	—	~~W~~	(2,858)
Currency swap		97,158		(10)		85,479		141,512		1,733		150,255
Currency forwards		12,278		—		146		—		—		247

Total	~~W~~	109,436	~~W~~	138	~~W~~	85,483	~~W~~	141,512	~~W~~	1,733	~~W~~	147,644

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~1,637 million for the current period (2015: valuation gain of ~~W~~2,663 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of available-for-sale financial assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Marketable equity securities	~~W~~	5,387	~~W~~	41,202
Non-marketable equity securities		372,703		297,447
Debt securities		26,684		21,388

Total		404,774		360,037
Less: non-current		(384,798)		(342,562)

Current	~~W~~	19,976	~~W~~	17,475

Changes of available-for-sale financial assets for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	360,037	~~W~~	525,556
Acquisition		44,302		99,111
Disposal		(18,161)		(222,103)
Valuation [1]		14,413		62,508
Impairment		(966)		(1,471)
Reclassification		5,149		125
Changes in scope of consolidation		—		(103,689)

Ending	~~W~~	404,774	~~W~~	360,037

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying amount as of December 31, 2016.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

None of the available-for-sale financial assets are past due and the impaired assets amount to ~~W~~788 million as of December 31, 2016.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,000 million is provided as collateral as consideration for payment guarantees provided by Korea Software Financial Cooperative (Note 19).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

8.	Inventories

Inventories as of December 31, 2016 and 2015, are as follows:

	2016						2015
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation allowance		Book amount
Merchandise	~~W~~	403,938	~~W~~	(46,634)	~~W~~	357,304	~~W~~	580,761	~~W~~	(66,996)	~~W~~	513,765
Others		21,171		(495)		20,677		11,956		(355)		11,601

Total	~~W~~	425,109	~~W~~	(47,128)	~~W~~	377,981	~~W~~	592,717	~~W~~	(67,351)	~~W~~	525,366

Cost of inventories recognized as expenses for year ended December 31, 2016, amounts to ~~W~~3,589,809 million (2015: ~~W~~3,760,892 million) and reversal of valuation loss on inventory recognized amounts to ~~W~~20,223 million for year ended December 31, 2016 (2015: valuation loss on inventory amounts to ~~W~~4,116 million).

9.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other assets
Advance payments	~~W~~	148,299	~~W~~	148,037
Prepaid expenses		255,464		244,890
Others		13,471		26,336
Less: Non-current		(106,099)		(102,358)

Current	~~W~~	311,135	~~W~~	316,905

Other liabilities
Advances received	~~W~~	192,445	~~W~~	161,701
Withholdings		89,679		86,759
Unearned revenue		24,142		15,363
Others		6,160		1,210
Less: Non-current		(27,125)		(13,345)

Current	~~W~~	285,301	~~W~~	251,688

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

10.	Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,287,749	~~W~~	3,558,460	~~W~~	34,388,584	~~W~~	1,951,749	~~W~~	1,033,777	~~W~~	42,220,319
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,459,416)		(24,879,791)		(1,400,766)		(1,300)		(27,741,405)

Beginning, net		1,287,617		2,099,044		9,508,793		550,983		1,032,477		14,478,914
Acquisition		291		3,608		247,431		146,471		2,297,346		2,695,147

Disposal and termination		(855)		(1,650)		(112,135)		(8,155)		(3,357)		(126,152)
Depreciation		—		(135,389)		(2,498,837)		(143,978)		—		(2,778,204)
Impairment (Recovery of impairment)		—		—		361		(47,086)		—		(46,725)
Transfer in (out)		4,274		136,041		2,060,936		11,073		(2,212,324)		—
Inclusion in scope of consolidation		—		—		68		764		—		832
Others		17,625		23,078		53,568		14,851		(20,823)		88,299

Ending, net	~~W~~	1,308,952	~~W~~	2,124,732	~~W~~	9,260,185	~~W~~	524,923	~~W~~	1,093,319	~~W~~	14,312,111

Acquisition cost	~~W~~	1,309,084	~~W~~	3,729,228	~~W~~	35,106,184	~~W~~	1,895,332	~~W~~	1,093,941	~~W~~	43,133,769
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,604,496)		(25,845,999)		(1,370,409)		(622)		(28,821,658)

	2015
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,287,821	~~W~~	3,345,587	~~W~~	33,390,640	~~W~~	4,806,849	~~W~~	845,662	~~W~~	43,676,559
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,336,337)		(23,556,971)		(2,311,219)		(3,704)		(27,208,363)

Beginning, net		1,287,689		2,009,250		9,833,669		2,495,630		841,958		16,468,196
Acquisition		34,686		10,564		445,452		258,094		2,563,372		3,312,168

Disposal/Abandonment		(423)		(797)		(139,687)		(8,294)		(3,787)		(152,988)

Depreciation		—		(117,328)		(2,674,339)		(190,630)		—		(2,982,297)

Impairment		—		—		(28,206)		(2,270)		(1,831)		(32,307)

Transfer in (out)		10,134		230,535		2,064,871		67,483		(2,373,023)		—

Inclusion in scope of consolidation		15		177		139		990		187		1,508
Exclusion from scope of consolidation		(37,314)		(25,743)		(638)		(2,079,426)		(237)		(2,143,358)
Others		(7,170)		(7,614)		7,532		9,406		5,838		7,992

Ending, net	~~W~~	1,287,617	~~W~~	2,099,044	~~W~~	9,508,793	~~W~~	550,983	~~W~~	1,032,477	~~W~~	14,478,914

Acquisition cost	~~W~~	1,287,749	~~W~~	3,558,460	~~W~~	34,388,584	~~W~~	1,951,749	~~W~~	1,033,777	~~W~~	42,220,319
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,459,416)		(24,879,791)		(1,400,766)		(1,300)		(27,741,405)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of property, plant and equipment provided as collateral as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Carrying amount		Secured amount		Related line item	Related amount		Secured party

Land and Buildings	~~W~~	13,337	~~W~~	16,009	Borrowings	~~W~~	11,540	Standard Charted Bank
Others	~~W~~	55,951	~~W~~	43,506		~~W~~	25,379	Shinhan Bank

(In millions of Korean won)	2015
	Carrying amount		Secured amount		Related line item	Related amount		Secured party

Land and Buildings	~~W~~	12,529	~~W~~	12,000	Borrowings	~~W~~	8,000	Standard Charted Bank
Others	~~W~~	57,374	~~W~~	42,192		~~W~~	35,835	Shinhan Bank

The borrowing costs capitalized for qualifying assets amount to ~~W~~16,451 million (2015: ~~W~~11,877 million) in 2016. The interest rate applied to calculate the capitalized borrowing costs in 2016 is 2.29% to 3.50% (2015: 2.46% to 4.07%).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

11.	Investment Properties

Changes in investment properties for the years ended December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	340,790	~~W~~	1,011,236	~~W~~	74,208	~~W~~	1,426,234
Less: Accumulated depreciation		—		(324,164)		—		(324,164)

Beginning		340,790		687,072		74,208		1,102,070
Acquisition		51		417		160,138		160,606
Disposal/Abandonment		(5,837)		(1,802)		—		(7,639)
Depreciation		—		(43,575)		—		(43,575)
Transfer		(32,254)		124,417		(155,581)		(63,418)

Ending	~~W~~	302,750	~~W~~	766,529	~~W~~	78,765	~~W~~	1,148,044

Acquisition cost	~~W~~	302,750	~~W~~	1,119,885	~~W~~	78,765	~~W~~	1,501,400
Less: Accumulated depreciation		—		(353,356)		—		(353,356)

	2015
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	315,794	~~W~~	1,003,031	~~W~~	19,378	~~W~~	1,338,203
Less: Accumulated depreciation		—		(278,573)		—		(278,573)

Beginning		315,794		724,458		19,378		1,059,630
Acquisition		26,194		17,210		55,621		99,025
Disposal/Abandonment		—		(4,436)		—		(4,436)
Depreciation		—		(48,524)		—		(48,524)
Transfer		6,828		(1,636)		(791)		4,401
Changes in scope of consolidation		(8,026)		—		—		(8,026)

Ending	~~W~~	340,790	~~W~~	687,072	~~W~~	74,208	~~W~~	1,102,070

Acquisition cost	~~W~~	340,790	~~W~~	1,011,236	~~W~~	74,208	~~W~~	1,426,234
Less: Accumulated depreciation		—		(324,164)		—		(324,164)

The fair value of investment properties is ~~W~~2,340,893 million as of December 31, 2016 (2015: ~~W~~2,645,246 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~184,670 million in 2016 (2015: ~~W~~184,819 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of investment properties provided as collateral as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Carrying amount		Secured amount		Related account	Related amount

Buildings	~~W~~	711,989	~~W~~	98,543	Deposits	~~W~~	84,334
Land and Buildings	~~W~~	8,035	~~W~~	7,891	Borrowings	~~W~~	5,260

(in millions of Korean won)	2015
	Carrying amount		Secured amount		Related account	Related amount

Buildings	~~W~~	634,028	~~W~~	66,034	Deposits	~~W~~	55,765

12.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost		449,379		1,487,420		805,387		2,591,229		1,109,085		6,442,500
Less: Accumulated amortization (including accumulated impairment loss and others)		(107,038)		(1,025,877)		(574,003)		(1,618,459)		(517,372)		(3,842,749)

Beginning, net	~~W~~	342,341	~~W~~	461,543	~~W~~	231,384	~~W~~	972,770	~~W~~	591,713	~~W~~	2,599,751
Acquisition and capital expenditure		—		36,075		35,631		978,309		74,312		1,124,327
Disposal and termination		—		(8,600)		(1,928)		—		(16,397)		(26,925)
Amortization		—		(162,682)		(78,643)		(273,790)		(84,606)		(599,721)
Impairment		(131,600)		—		(46)		—		(3,618)		(135,264)
Inclusion in scope of consolidation		42,745		—		2,462		—		16,015		61,222
Others		—		8,340		8,278		—		(17,205)		(587)

Ending, net	~~W~~	253,486	~~W~~	334,676	~~W~~	197,138	~~W~~	1,677,289	~~W~~	560,214	~~W~~	3,022,803

Acquisition cost		492,105		1,483,205		838,532		2,531,654		1,154,993		6,500,489
Less: Accumulated amortization (including accumulated impairment loss and others)		(238,619)		(1,148,529)		(641,394)		(854,365)		(594,779)		(3,477,686)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2015
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost		609,817		1,589,994		747,343		2,768,943		1,154,915		6,871,012
Less: Accumulated amortization (including accumulated impairment loss and others)		(30,069)		(939,307)		(503,682)		(1,364,753)		(489,168)		(3,326,979)

Beginning, net	~~W~~	579,748	~~W~~	650,687	~~W~~	243,661	~~W~~	1,404,190	~~W~~	665,747	~~W~~	3,544,033
Acquisition		549		41,108		67,640		7,722		91,374		208,393
Disposal		(1,272)		(28,645)		(4,251)		—		(33,651)		(67,819)
Amortization		—		(183,845)		(76,866)		(254,439)		(94,035)		(609,185)
Impairment[1]		(100,352)		—		(2,200)		(184,703)		(5,090)		(292,345)
Inclusion in scope of consolidation		—		—		306		—		160		466
Exclusion in scope of consolidation		(136,332)		(19,916)		(3,799)		—		(29,321)		(189,368)
Others		—		2,154		6,893		—		(3,471)		5,576

Ending, net	~~W~~	342,341	~~W~~	461,543	~~W~~	231,384	~~W~~	972,770	~~W~~	591,713	~~W~~	2,599,751

Acquisition cost		449,379		1,487,420		805,387		2,591,229		1,109,085		6,442,500
Less: Accumulated amortization (including accumulated impairment loss and others)		(107,038)		(1,025,877)		(574,003)		(1,618,459)		(517,372)		(3,842,749)

[1]	The amount ~~W~~184,703 million is recognized as an impairment loss on intangible assets related to 800MHz frequency usage rights

The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~128,539 million (2015: ~~W~~122,829 million) as of December 31, 2016.

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As of December 31, 2016, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash generating Unit	Amount

Marketing/Customer
Telecom Wireless business[1]	~~W~~	65,057
Finance and Rental
BC Card Co., Ltd.[2]		41,234
Others
KT Skylife Co., Ltd.[2]		78,200
KT Powertel Co., Ltd. and others		68,996

	~~W~~	253,487

[1]	The recoverable amounts of mobile business are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. Cash flow exceeds the financial budgets are estimated by the expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth and the discount rates used are reflect specific risks relating to the relevant CGUs.
[2]	The recoverable amounts of BC Card Co., Ltd., and KT Skylife Co., Ltd. are calculated based on value-in use calculations or fair value less costs to sell. These calculations use cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in its discount rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

As a result of the impairment test, the Group recognized the impairment losses of ~~W~~131,600 million on goodwill allocated to KT Skylife Co., Ltd. and others, and recognized the losses as operating expenses in the consolidated statement of profit or loss. The Group considers that the carrying amount of other cash generating units does not exceed the recoverable amount of the CGUs.

13.	Investments in Associates and Joint Ventures

Details of associates as of December 31, 2016, are as follows:

(a)	Associates

	Percentage of ownership (%)		Location	Date of financial statements
	2016	2015
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment[1]	50.0%	50.0%	Korea	December 31
Mongolian Telecommunications	40.0%	40.0%	Mongolia	December 31
KT Wibro Infra Co., Ltd.	26.2%	26.2%	Korea	December 31
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	December 31

[1]	At the end of the reporting period, even though the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the years ended December 31, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Shares of net profit from associates and joint ventures[1]		Impairment		Others		Ending

Korea Information & Technology Fund	~~W~~	127,583	~~W~~	—	~~W~~	7,446	~~W~~	—	~~W~~	(60)	~~W~~	134,969
KT-SB Venture Investment		4,861		—		(125)		—		—		4,736
Mongolian Telecommunications		7,483		—		32		—		(1,271)		6,244
KT Wibro Infra Co., Ltd.		69,328		—		—		(17,128)		—		52,200
KT-CKP New Media Investment Fund		3,860		—		594		—		—		4,454
Others		56,914		29,052		(5,400)		—		906		81,472

	~~W~~	270,029	~~W~~	29,052	~~W~~	2,547	~~W~~	(17,128)	~~W~~	(425)	~~W~~	284,075

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2015
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Shares of net profit from associates and joint ventures[1]		Others		Ending
Korea Information & Technology Fund	~~W~~	122,967	~~W~~	—	~~W~~	3,696	~~W~~	920	~~W~~	127,583
KT-SB Venture Investment		22,557		(3,691)		(2,210)		(11,795)		4,861
Mongolian Telecommunications		7,477		—		(121)		127		7,483
KT Wibro Infra Co., Ltd.		68,491		—		843		(6)		69,328
KT-CKP new media Investment Fund		3,986		—		(126)		—		3,860

Others		113,302		(64,601)		3,480		4,733		56,914

	~~W~~	338,780	~~W~~	(68,292)	~~W~~	5,562	~~W~~	(6,021)	~~W~~	270,029

[1]	KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in loss from associates and joint ventures of ~~W~~52 million recognized as operating expense during the period. Meanwhile, share in loss from subsidiary of ~~W~~193 million recognized as operation expense of KT Capital Co., Ltd, which were recognized in loss from discontinued operations, are included.

Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Current assets	Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~154,651	~~W~~	250,257	~~W~~	—	~~W~~	—
KT-SB Venture Investment	1,009		8,704		242		—
Mongolian Telecommunications	9,852		9,055		3,296		—
KT Wibro Infra Co., Ltd.	274,811		6		4,996		52
KT-CKP New Media Investment Fund	1,801		7,170		4		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2016
	Operating revenue		Profit (loss) for the year		Other comprehensive income		Total comprehensive income		Dividends received from associates
Korea Information & Technology Fund	~~W~~	26,942	~~W~~	22,338	~~W~~	(9,425)	~~W~~	12,913	~~W~~	3,201
KT-SB Venture Investment		2		(251)		—		(251)		—
Mongolian Telecommunications		10,336		81		3,178		3,259		—
KT Wibro Infra Co., Ltd.		391		5,025		—		5,025		—
KT-CKP New Media Investment Fund		1,684		1,195		—		1,195		—

In millions of Korean won)	2015
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	152,070	~~W~~	230,678	~~W~~	—	~~W~~	—
KT-SB Venture Investment		882		9,218		378		—
Mongolian Telecommunications		10,823		8,520		635		—
KT Wibro Infra Co., Ltd.		230,505		39,062		5,099		37
KT-CKP New Media Investment Fund		3,253		4,523		4		—

(In millions of Korean won)	2015
	Operating revenue		Profit (loss) for the year		Other comprehensive income		Total comprehensive income		Dividends received from associates
Korea Information & Technology Fund	~~W~~	33,041	~~W~~	11,088	~~W~~	(2,759)	~~W~~	8,329	~~W~~	1,107
KT-SB Venture Investment		361		(4,419)		—		(4,419)		11,795
Mongolian Telecommunications		11,354		(302)		(317)		(619)		35
KT Wibro Infra Co., Ltd.		814		3,217		—		3,217		—
KT-CKP New Media Investment Fund		75		(254)		—		(254)		—

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as of and for the years end December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Intercompany transaction and others	Book amount
Korea Information & Technology Fund	~~W~~	404,908	33.3%	~~W~~	134,834	—	~~W~~	134,834
KT-SB Venture Investment		9,471	50.0%		4,736	—		4,736
Mongolian Telecommunications		15,610	40.0%		6,244	—		6,244
KT Wibro Infra Co., Ltd.		269,769	26.2%		70,679	(18,479)		52,200
KT-CKP New Media Investment Fund		8,967	49.7%		4,457	—		4,457

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2015
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Book amount
Korea Information & Technology Fund	~~W~~	382,748	33.3%	~~W~~	127,583	~~W~~	127,583
KT-SB Venture Investment		9,722	50.0%		4,861		4,861
Mongolian Telecommunications		18,708	40.0%		7,483		7,483
KT Wibro Infra Co., Ltd.		264,431	26.2%		69,328		69,328
KT-CKP New Media Investment Fund		7,772	49.7%		3,860		3,860
Marketable investments in associates and joint ventures as of December 31, 2016 and 2015, are as follows:

	2016
	Number of shares	Carrying Amount (In millions of Korean won)		Fair Value (In millions of Korean won)
Mongolian Telecommunications	10,348,111	~~W~~	6,244	~~W~~	3,940

	2015
	Number of shares	Carrying Amount (In millions of Korean won)		Fair Value (In millions of Korean won)
Mongolian Telecommunications	10,348,111	~~W~~	7,483	~~W~~	4,884

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~1,354 million for the year (2015: ~~W~~601 million). The accumulated comprehensive loss of joint ventures and associates as of December 31, 2016, which was not recognized by the Group is ~~W~~18,096 million (2015: ~~W~~51,597 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

14.	Trade and other payables

Details of trade and other payables as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	December 31, 2016		December 31, 2015
Current liabilities
Trade payables	~~W~~	1,235,955	~~W~~	1,290,373
Other payables		5,903,816		5,044,654

Total	~~W~~	7,139,771	~~W~~	6,335,027

Non-current liabilities
Trade payables	~~W~~	8,041	~~W~~	9,944
Other payables		1,180,270		659,029

Total	~~W~~	1,188,311	~~W~~	668,973

Details of other payables as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Non-trade payables[1]	~~W~~	4,803,642	~~W~~	3,581,505
Accrued expenses		1,061,002		921,650
Operating deposits		861,739		885,566
Others		357,703		314,962
Less: non-current		(1,180,270)		(659,029)

Current	~~W~~	5,903,816	~~W~~	5,044,654

[1]	Settlement payables of BC Card Co., Ltd. of ~~W~~2,095,989 million related to credit card transactions included as of December 31, 2016 (2015: ~~W~~1,386,081 million).

15.	Borrowings

Details of borrowings as of December 31, 2016 and 2015, are as follows:

Debentures

(In millions of Korean won and foreign currencies in thousands)			2016				2015
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes [1]	Sept. 07, 2034	6.50%	USD	100,000	~~W~~	120,850	USD	100,000	~~W~~	117,200
MTNP notes [1]	May 03, 2016	—		—		—	USD	200,000		234,400
MTNP notes	Jan. 20, 2017	3.88%	USD	350,000		422,975	USD	350,000		410,200
FR notes [2]	Aug. 28, 2018	LIBOR(3M)+1.15%	USD	300,000		362,550	USD	300,000		351,600
MTNP notes	Apr. 22, 2017	1.75%	USD	650,000		785,525	USD	650,000		761,800

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won and foreign currencies in thousands)			2016			2015
Type	Maturity	Annual interest rates	Foreign currency		Korean won	Foreign currency		Korean won
MTNP notes	Apr. 22, 2019	2.63%	USD	350,000	422,975	USD	350,000	410,200
MTNP notes	Jan. 29, 2016	—		—	—	JPY	18,200,000	176,906
MTNP notes	Jan. 29, 2018	0.86%	JPY	6,800,000	70,503	JPY	6,800,000	66,097
MTNP notes	Feb. 23, 2018	0.48%	JPY	15,000,000	155,522	JPY	15,000,000	145,802
MTNP notes	July 18, 2026	2.50%	USD	400,000	483,400		—	—
The 173-2nd Public bond	Aug. 06, 2018	6.62%		—	100,000		—	100,000
The 176-3rd Public bond	May 28, 2016	—		—	—		—	260,000
The 177-3rd Public bond	Feb. 09, 2017	5.38%		—	170,000		—	170,000
The 179th Public bond	Mar. 29, 2018	4.47%		—	260,000		—	260,000
The 180-1st Public bond	Apr. 26, 2016	—		—	—		—	210,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%		—	380,000		—	380,000
The 181-1st Public bond	Aug. 26, 2016	—		—	—		—	260,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%		—	90,000		—	90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%		—	250,000		—	250,000
The 182-1st Public bond	Oct. 28, 2016	—		—	—		—	320,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%		—	100,000		—	100,000
The 183-1st Public bond	Dec. 22, 2016	—		—	—		—	50,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%		—	90,000		—	90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%		—	160,000		—	160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%		—	120,000		—	120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%		—	190,000		—	190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%		—	100,000		—	100,000
The 185-1st Public bond	Sept. 16, 2018	3.46%		—	200,000		—	200,000
The 185-2nd Public bond	Sept. 16, 2020	3.65%		—	300,000		—	300,000
The 186-1st Public bond	June 26, 2017	2.86%		—	120,000		—	120,000
The 186-2nd Public bond	June 26, 2019	3.08%		—	170,000		—	170,000
The 186-3rd Public bond	June 26, 2024	3.42%		—	110,000		—	110,000
The 186-4th Public bond	June 26, 2034	3.70%		—	100,000		—	100,000
The 187-1st Public bond	Sept. 02, 2017	2.69%		—	110,000		—	110,000
The 187-2nd Public bond	Sept. 02, 2019	2.97%		—	220,000		—	220,000
The 187-3rd Public bond	Sept. 02, 2024	3.31%		—	170,000		—	170,000
The 187-4th Public bond	Sept. 02, 2034	3.55%		—	100,000		—	100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%		—	160,000		—	160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%		—	240,000		—	240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%		—	50,000		—	50,000
The 189-1st Public bond	Jan. 27, 2019	1.76%		—	100,000		—	—
The 189-2nd Public bond	Jan. 27, 2021	1.95%		—	130,000		—	—
The 189-3rd Public bond	Jan. 27, 2026	2.20%		—	100,000		—	—
The 189-4rd Public bond	Jan. 27, 2036	2.35%		—	70,000		—	—
Unsecured public bond in won	Jan. 24, 2016	—		—	—		—	30,000
The 17th unsecured bond	Apr. 22, 2018	1.89%		—	60,000		—	60,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won and foreign currencies in thousands)			2016			2015
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
					7,344,300			7,924,205
Less: Current portion					(1,607,570)			(1,540,771)
Discount on bonds					(20,852)			(20,480)

Total				~~W~~	5,715,878		~~W~~	6,362,954

[1]	As of December 31, 2016, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.
[2]	Libor (3M) are approximately 0.998 % as of December 31, 2016.

Short-term borrowings

(In millions of Korean won)			2016		2015
Type	Financial institution	Annual interest rates
Operational	Shinhan Bank	2.75% ~ 4.19%	~~W~~	120,300	~~W~~	131,000
	Standard Charted Bank	2.52%		8,000		8,000
	Woori Bank	—		—		6,346
	Kookmin Bank	—		—		1,452
	Korea Development Bank	2.02% ~ 3.47%		20,800		20,100
	Indutrial Bank of Korea	4.95%		1,000		4,000
	SooHyup Bank	3.79%		3,000		—
	Acuoncapital	—		—		3,900

	Total		~~W~~	153,100	~~W~~	174,798

Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			2016				2015
Financial institution	Type	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
Export-Import	Inter-Korean	1.50%		—	~~W~~	5,181		—	~~W~~	5,428
Bank of Korea	Cooperation Fund [1]
Shinhan Bank	General loans	2.39% ~ 2.87%		—		31,000		—		32,000
	Facility loans	2.30% ~ 2.56%		—		6,493		—		2,497
	Vessel facility loans [2]	LIBOR(3M)+0.36%	USD	21,000		25,379	USD	27,000		31,644
KEB Hana Bank	General loans	3.95%		—		3,000		—		—
Woori Bank	General loans	2.53% ~ 3.94%		—		13,000		—		—
NongHyup Bank	Facility loans	2.00%		—		123		—		123
Korea Development Bank	General loans	3.27%		—		30,000		—		—
Kookmin Bank	Facility loans	2.59%		—		7,000		—		—
NH Investment & Security Co., Ltd.	Commercial papers	3.17%		—		300,000		—		300,000
Others	Redeemable convertible preferred stock [3]	—		—		950		—		950
	Kookmin Bank and other [2]	LIBOR(3M)+1.85%	USD	183,796		222,117	USD	156,768		183,732

					~~W~~	644,243			~~W~~	556,374

	Less: Current portion					(59,331)				(10,529)

	Total				~~W~~	584,912			~~W~~	545,845

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR(3M) is approximately 0.998% as of December 31, 2016.
[3]	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ~~W~~500 in 2010.

Repayment schedule of the Group’s borrowings including the portion of current liabilities as of December 31, 2016, is as follows:

(in millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan 1, 2017 ~ Dec 31, 2017	~~W~~	400,000	~~W~~	1,208,500	~~W~~	1,608,500	~~W~~	169,753	~~W~~	42,678	~~W~~	212,431	~~W~~	1,820,931
Jan 1, 2018 ~ Dec 31, 2018		830,000		588,575		1,418,575		40,043		54,486		94,529		1,513,104
Jan 1, 2019 ~ Dec 31, 2019		490,000		422,975		912,975		336,518		54,486		391,004		1,303,979
Jan 1, 2020 ~ Dec 31, 2020		460,000		—		460,000		518		50,861		51,379		511,379
After 2021		2,340,000		604,250		2,944,250		3,015		44,985		48,000		2,992,250

	~~W~~	4,520,000	~~W~~	2,824,300	~~W~~	7,344,300	~~W~~	549,847	~~W~~	247,496	~~W~~	797,343	~~W~~	8,141,643

Carrying amount and fair value of the Group’s debentures and borrowings as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
Type	Carrying Amount		Fair Value		Carrying Amount		Fair Value
Debentures	~~W~~	7,323,448	~~W~~	7,387,085	~~W~~	7,903,725	~~W~~	7,965,097
Long-term borrowings (Including current portion of long-term borrowings)		644,243		644,010		556,374		544,991
Short-term borrowings		153,100		153,100		174,798		174,798

Total	~~W~~	8,120,791	~~W~~	8,184,195	~~W~~	8,634,897	~~W~~	8,684,886

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The fair values of debentures and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 1.36% ~ 3.95% as of December 31, 2016 (2015: 1.03% ~ 4.20%).

16.	Provisions

Changes in provisions for the years ended December 31, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Litigation		Restoration cost		Others		Total

Beginning balance	~~W~~	17,524	~~W~~	91,827	~~W~~	85,921	~~W~~	195,272
Increase (transfer)		3,392		13,653		40,293		57,338
Usage		(640)		(3,378)		(37,378)		(41,396)
Reversal		(1,238)		(790)		(12,007)		(14,035)

Ending balance	~~W~~	19,038	~~W~~	101,312	~~W~~	76,829	~~W~~	197,179

Current	~~W~~	18,988	~~W~~	2,334	~~W~~	75,163	~~W~~	96,486
Non-current		50		98,978		1,666		100,694

	2015
(In millions of Korean won)	Litigation		Restoration cost		Others		Total

Beginning balance	~~W~~	20,239	~~W~~	98,122	~~W~~	99,508	~~W~~	217,869
Increase (transfer)		10,633		6,138		15,162		31,933
Usage		(6,860)		(7,543)		(23,625)		(38,028)
Reversal		(6,488)		(4,890)		(5,124)		(16,502)

Ending balance	~~W~~	17,524	~~W~~	91,827	~~W~~	85,921	~~W~~	195,272

Current	~~W~~	17,524	~~W~~	1,124	~~W~~	85,259	~~W~~	103,907
Non-current		—		90,703		662		91,365

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

17.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	2016		2015
Present value of defined benefit obligations	~~W~~	1,713,184	~~W~~	1,601,974
Less: Fair value of plan assets		(1,334,780)		(1,077,891)

Liabilities in the statement of financial position	~~W~~	378,404	~~W~~	524,083

Changes in the defined benefit obligations for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning	~~W~~	1,601,974	~~W~~	1,460,957
Current service cost		205,114		200,994
Interest expense		37,378		40,641
Benefit paid		(127,581)		(119,366)
Changes due to settlements of plan		(424)		—
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		(53,407)		(8,637)
Actuarial gains and losses arising from changes in financial assumptions		26,717		47,230
Actuarial gains and losses arising from experience adjustments		18,809		8,469
Changes in scope of Consolidation		4,604		(28,314)

Ending	~~W~~	1,713,184	~~W~~	1,601,974

Changes in the fair value of plan assets for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning	~~W~~	1,077,891	~~W~~	867,119
Interest income		25,237		23,848
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(2,323)		(2,901)
Benefits paid		(88,876)		(88,490)
Employer contributions		322,851		297,967
Changes in scope of consolidation		—		(19,652)

Ending	~~W~~	1,334,780	~~W~~	1,077,891

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Amounts recognized in the statement of profit or loss for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Current service cost	~~W~~	205,114	~~W~~	200,994
Net Interest cost		12,141		16,793
Past service cost		424		—
Transfer out		(8,737)		(11,942)
Transfer to discontinued operation		—		(3,031)

Total expenses	~~W~~	208,942	~~W~~	202,814

Principal actuarial assumptions used are as follows:

	2016.12.31	2015.12.31
Discount rate	1.90% ~ 2.98%	1.95% ~ 2.70%
Future salary increase	1.09% ~ 8.20%	1.12% ~ 7.27%

The sensitivity of the defined benefit obligations as of December 31, 2016, to changes in the principal assumptions is:

(in percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption		Decrease in assumption

Discount rate	0.5% point	~~W~~	(61,737)	~~W~~	66,653
Salary growth rate	0.5% point		61,939		(58,084)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Group annually reviews funding levels of plan assets and has plan asset policies that require maintaining the funding level of the Group equal to or more than the level required under the Employee Retirement Benefit Security Act. Expected contributions to post-employment benefit plans for the year ending December 31, 2017, are ~~W~~160,301 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Expected maturity analysis of undiscounted pension benefits as of December 31, 2016, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Over 5 years		Total
Pension benefits	~~W~~	127,453	~~W~~	149,881	~~W~~	535,579	~~W~~	3,280,732	~~W~~	4,093,645

The weighted average duration of the defined benefit obligations is 8.5 years.

18.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2016, is ~~W~~46,023 million (2015: ~~W~~35,699 million).

19.	Commitments and Contingencies

As of December 31, 2016, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount

Bank overdraft	Kookmin Bank and others	KRW	1,863,300	—
Commercial papers Factoring	KEB Hana Bank and others	KRW	520,000	300,000
Collateralized loan on accounts receivable-trade	NH Bank	KRW	31,560	—
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	601,000	13,673
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	140
Loans for working capital	Korea Development Bank and others	KRW	300,400	230,100
		USD	960	—
Green energy factoring	Shinhan Bank	KRW	92	92
FX forward trading commitment	Shinhan Bank	USD	11,500	—
Facility loans	Kookmin Bank and others	KRW	13,616	13,616
		USD	212,000	183,796
Facility loans on ships	Shinhan Bank	USD	27,000	21,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	5,181
Total		KRW	3,417,668	562,802
		USD	251,460	204,796

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

As of December 31, 2016, guarantees received from financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	127,542
		USD	4,148
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,980
Performance guarantee	PT Bank KEB Hana	IDR[1]	123,023,153
Counter guarantee	Woori Bank	IDR[1]	123,023,153
Guarantee for payment in foreign currency	Export-Import Bank of Korea and others	USD	78,005
		PLN[2]	23,000
Guarantee for advances received	Export-Import Bank of Korea	USD	7,414
Comprehensive credit line	KEB Hana Bank and others	KRW	45,000
Guarantee for payment in local currency	Kookmin Bank and others	KRW	1,197
Bid guarantee	Korea Software Financial Cooperative	KRW	110,343
Performance guarantee /Warranty Guarantee		KRW	262,758
Guarantee for advances received/others	Korea Software Financial Cooperative and others	KRW	70,100
Warranty guarantee	Seoul Guarantee Insurance	KRW	786
Guarantees for licensing		KRW	12,408
Guarantees for public sale		KRW	307
Guarantees for deposits	Seoul Guarantee Insurance and others	KRW	3,558
Total		KRW	633,999
		USD	95,547
		IDR[1]	246,046,306
		PLN[2]	23,000

[1]	Indonesia Rupiah.
[2]	Polish Zloty.

As of December 31, 2016, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc.	Individuals with the right of ownership of Busan Lotte	Shinhan Bank	56,373	49,977	July 31, 2015 ~Nov. 30, 2017
	Castle Blue Ocean Apartment

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2016, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 6,004 million.

For the year ended December 31, 2016, the Group entered into agreements with Olleh KT Twenty-fifth to Twenty-sixth Securitization Specialty Co., Ltd. and GIGA LTE Twenty-seventh to Thirtieth Securitization Specialty Co., Ltd. (2015: Olleh KT Nineteenth to Twenty-fourth Securitization Specialty Co., Ltd.), and disposed its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and will receive the related management fees.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

As of December 31, 2016, the Group is a defendant in 181 lawsuits with an aggregate amount of ~~W~~ 77,461 million (2015: ~~W~~ 85,833 million). As of December 31, 2016, litigation provisions of ~~W~~ 19,038 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the case cannot be estimated as at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

20.	Lease

The Group’s non-cancellable lease arrangements are as follows:

The Group as the Lessee

Finance Lease

Details of finance lease assets as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Acquisition costs	~~W~~	298,631	~~W~~	285,932
Less: Accumulated depreciation		(105,013)		(122,617)

Net balance	~~W~~	193,618	~~W~~	163,315

As of December 31, 2016, the Group recognized financial lease assets as other property and equipment. The related depreciation amounted to ~~W~~ 50,704 million (2015: ~~W~~ 72,297 million) for the year ended December 31, 2016.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of future minimum lease payments as of December 31, 2016 and 2015, under finance lease contracts are summarized below:

(in millions of Korean won)	2016		2015
Total amount of minimum lease payments
Within one year	~~W~~	79,644	~~W~~	78,996
From one year to five years		131,813		105,555

		211,457		184,551

Unrealized interest expense		30,743		(28,354)

Net amount of minimum lease payments
Within one year		64,008		61,175
From one year to five years		116,706		95,022

Total	~~W~~	180,714	~~W~~	156,197

Operating Lease

Details of future minimum lease payments as of December 31, 2016 and 2015, under operating lease contracts are summarized below:

(in millions of Korean won)	2016		2015
Within one year	~~W~~	102,015	~~W~~	110,771
From one year to five years		270,462		297,027
Thereafter		16,549		77,859

Total	~~W~~	389,026	~~W~~	485,657

Operating lease expenses incurred for the years ended December 31, 2016 and 2015, amounted to ~~W~~ 121,852 million and ~~W~~ 111,776 million, respectively.

21.	Share Capital

As of December 31, 2016 and 2015, the Group’s number of authorized shares is one billion.

	2016					2015
	Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)
Ordinary shares [1]	261,111,808	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~ 5,000 par value per share of ordinary shares.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

22.	Retained Earnings

Details of retained earnings as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Legal reserve[1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves[2]		4,651,362		4,738,028
Unappropriated retained earnings		4,222,933		3,539,028

Total	~~W~~	9,656,544	~~W~~	9,059,305

[1]	The Commercial Code of the Republic of Korea requires the Group to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Group’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Group’s majority shareholders.
[2]	The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

23.	Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2016 and 2015, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	2016		2015
Changes in investments in associates and joint ventures	~~W~~	(10,883)	~~W~~	(10,312)
Loss on derivatives valuation		(34,309)		(23,234)
Gain of valuation on available-for-sale		54,106		52,415
Exchange differences on translation for foreign operations		(10,346)		(4,999)

Total	~~W~~	(1,432)	~~W~~	13,870

Changes in accumulated other comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	Beginning		Increase /decrease		Reclassified to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	(10,312)	~~W~~	(571)	~~W~~	—	~~W~~	(10,883)
Gain or loss on derivatives valuation		(23,234)		64,796		(75,871)		(34,309)
Gain or loss of valuation on available-for-sale		52,415		5,204		(3,513)		54,106
Exchange differences on translation for foreign operations		(4,999)		(5,347)		—		(10,346)

Total	~~W~~	13,870	~~W~~	64,082	~~W~~	(79,384)	~~W~~	(1,432)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2015
(in millions of Korean won)	Beginning		Increase /decrease		Reclassified to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	(8,955)	~~W~~	(1,357)	~~W~~	—	~~W~~	(10,312)
Gain or loss on derivatives valuation		(37,158)		111,886		(97,962)		(23,234)
Gain or loss of valuation on available-for-sale		76,725		39,164		(63,474)		52,415
Exchange differences on translation for foreign operations		(4,822)		(177)		—		(4,999)

Total	~~W~~	25,790	~~W~~	149,516	~~W~~	(161,436)	~~W~~	13,870

As of December 31, 2016 and 2015, the other components of equity are as follows:

(in millions of Korean won)	2016		2015
Treasury stock[1]	~~W~~	(859,789)	~~W~~	(866,156)
Loss on disposal of treasury stock[2]		607		2,869
Share-based payments		5,762		3,737
Others[3]		(364,514)		(373,313)

Total	~~W~~	(1,217,934)	~~W~~	(1,232,863)

[1]	During the year ended December 31, 2016, the Group granted 136,351 treasury shares as share-based payment.
[2]	The amount directly reflected in equity is ~~W~~ 738 million (2015: ~~W~~ 16 million) as of December 31, 2016.
[3]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As of December 31, 2016 and 2015, the details of treasury stock are as follows:

	2016		2015
Number of shares		16,140,165		16,262,008
Amounts (In millions of Korean won)	~~W~~	859,789	~~W~~	866,156

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

24.	Share-based Payments

Details of share-based payments as of December 31, 2016, are as follows:

10th
Grant date	July 28, 2016
Grantee	CEO, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~31,750
Total compensation costs (in Korean won)	~~W~~5,762 million
Estimated exercise date (exercise date)	During 2017
Valuation method	Fair value method

Changes in the number of stock options and the weighted-average exercise price as of December 31, 2016 and 2015, are as follows:

	2016
	Beginning	Granted	Expired	Forfeited	Exercised[1]	Ending	Number of shares exercisable
9th grant	263,123	54,913	181,685	—	136,351	—	—
10th grant	—	318,506	—	—	—	318,506	—

Total	263,123	373,419	181,685	—	136,351	318,506	—

	2015
	Beginning	Granted	Expired	Forfeited	Exercised[1]	Ending	Number of shares exercisable
8th grant	251,833	—	248,825	—	3,008	—	—
9th grant	—	263,123	—	—	—	263,123	—

Total	251,833	263,123	248,825	—	3,008	263,123	—

[1]	The weighted average price of ordinary shares at the time of exercise during 2016 was ~~W~~ 31,750 (2015: ~~W~~ 30,900).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

25.	Operating Revenues

Operating revenues for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Services provided	~~W~~	19,935,866	~~W~~	19,455,693
Sale of goods[1]		2,807,799		2,825,528

Total	~~W~~	22,743,665	~~W~~	22,281,221

[1]	Includes revenue from construction commitment recognized using percentage of completion method.

26.	Construction Commitments

Changes in construction contracts as of December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	Beginning		Increase		Gain from construction		Ending
Gwangju apartment	~~W~~	—	~~W~~	363,637	~~W~~	31,636	~~W~~	332,001
Chungbuk apartment		262		(94)		168		—
Busan apartment		80,774		—		44,244		36,530

	2015
(in millions of Korean won)	Beginning		Increase		Gain from construction		Ending
Chungbuk apartment	~~W~~	52,380	~~W~~	792	~~W~~	52,910	~~W~~	262
Busan apartment		—		97,412		16,638		80,774

Gains or losses from construction in progress as of December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings		Advance payments
Gwangju apartment	~~W~~	31,636	~~W~~	26,708	~~W~~	4,928	~~W~~	74,235	~~W~~	42,598
Busan apartment		60,882		49,899		10,983		56,990		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2015
(in millions of Korean won)	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings		Advance payments
Chungbuk apartment	~~W~~	87,222	~~W~~	77,909	~~W~~	9,313	~~W~~	59,481	~~W~~	—
Busan apartment		16,638		13,636		3,002		13,393		—

Amounts due from and to customers for contract work as of December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	Amount due from customers for contract work [1]		Amount due to customers for contract work [2]
Gwangju apartment	~~W~~	—	~~W~~	42,598
Chungbuk apartment		—		—
Busan apartment		3,892		—

	2015
(in millions of Korean won)	Amount due from customers for contract work[1]		Amount due to customers for contract work [2]
Chungbuk apartment	~~W~~	27,741	~~W~~	—
Busan apartment		3,245		—

[1]	Amount due from customers for contract work is recorded as non-trade receivables in the statements of financial position.
[2]	Amount due to customers for contract work is recorded as advance payments in the statements of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

27.	Operating Expenses

Operating expenses for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Salaries and wages	~~W~~	3,477,596	~~W~~	3,303,484
Depreciation		2,762,773		2,756,131
Amortization of intangible assets		582,493		582,467
Commissions		1,099,429		1,036,852
Interconnection charges		690,285		689,293
International interconnection fee		216,633		231,060
Purchase of inventories		3,422,202		3,897,103
Changes of inventories		147,384		(132,095)
Sales commission		1,968,035		1,856,595
Service Cost		1,322,337		1,163,887
Utilities		323,406		319,303
Taxes and Dues		255,480		256,958
Rent		455,457		469,950
Insurance premium		178,231		211,104
Installation fee		156,669		249,413
Advertising expenses		185,560		177,348
Research and development expenses		167,881		183,821
Card service cost		3,049,559		2,959,765
Others		842,276		775,838

Total	~~W~~	21,303,686	~~W~~	20,988,277

Details of employees benefits for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Short-term employee benefits	~~W~~	3,206,904	~~W~~	3,055,699
Post-employment benefits(Defined benefit plan)		208,942		202,814
Post-employment benefits(Defined contribution plan)		46,023		35,699
Post-employment benefits (Others)		8,017		5,535
Share-based payment		7,710		3,737

Total	~~W~~	3,477,596	~~W~~	3,303,484

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

28.	Other Income and Other Expenses

Other income for the years ended December 31, 2016 and 2015, consists of:

(in millions of Korean won)	2016		2015
Gains on disposal of property, plant, and equipment	~~W~~	38,582	~~W~~	24,088
Gains on disposal of intangible assets		5,162		2,283
Compensation on property, plant and equipment		81,735		129,388
Gains on government subsidies		19,313		11,418
Gain on disposal of investments in subsidiaries and associates		1,807		12,278
Others[1]		219,273		308,728

Total	~~W~~	365,872	~~W~~	488,183

[1]	The 2016 amount includes the gains on transaction of financial liabilities at fair value through profit or loss amounting to ~~W~~ 172,671 million.

Other expenses for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Loss on disposal of property, plant, and equipment	~~W~~	113,495	~~W~~	153,555
Loss on disposal of intangible assets		12,865		36,261
Loss on disposal of subsidiaries and associates		357		4,081
Impairment loss on intangible asset		135,264		292,345
Donation		70,112		54,701
Others		130,481		154,404

Total	~~W~~	462,474	~~W~~	695,347

29.	Financial Income and Costs

Details of financial income for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Interest income	~~W~~	115,686	~~W~~	70,035
Gain on foreign currency transactions		24,915		18,766
Gain on foreign currency translation		12,165		11,280
Gain on settlement of derivatives		8,515		368
Gain on valuation of derivatives		109,436		141,512
Others		25,422		30,899

Total	~~W~~	296,139	~~W~~	272,860

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of financial costs for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Interest expenses	~~W~~	337,219	~~W~~	385,925
Loss on foreign currency transactions		37,936		42,831
Loss on foreign currency translation		121,949		175,613
Loss on settlement of derivatives		632		6,280
Loss on valuation of derivatives		138		1,733
Loss on disposal of trade receivables		15,838		2,539
Impairment loss on available-for-sale financial assets		966		1,805
Others		409		28,605

Total	~~W~~	515,087	~~W~~	645,331

30.	Deferred Income Tax and Income Tax Expense

The analysis of deferred tax assets and deferred tax liabilities as of December 31, 2016 and 2015, is as follows:

(in millions of Korean won)	2016		2015
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	262,146	~~W~~	305,858
Deferred tax assets to be recovered after more than 12 months		1,124,420		1,182,043

		1,386,566		1,487,901

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(48,033)		(14,188)
Deferred tax liability to be recovered after more than 12 months		(778,655)		(760,946)

		(826,688)		(775,134)

Deferred tax assets after offsetting	~~W~~	697,558	~~W~~	842,417

Deferred tax liabilities after offsetting	~~W~~	137,680	~~W~~	129,650

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The gross movements on the deferred income tax account for the years ended December 31, 2016 and 2015, are calculated as follows:

(in millions of Korean won)	2016		2015
Beginning	~~W~~	712,767	~~W~~	933,956
Charged(credited) to the statement of profit or loss		(152,973)		(232,683)
Charged(credited) to other comprehensive income		84		20,418
Changes in scope of consolidation		—		(8,924)

Ending	~~W~~	559,878	~~W~~	712,767

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2016
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Derivative instruments	~~W~~	(19,155)	~~W~~	(33,569)	~~W~~	3,536	~~W~~	(49,188)
Available-for-sale financial assets		(29,430)		(10)		(2,262)		(31,702)
Investment in subsidiaries, associates, and joint ventures		(50,235)		(666)		155		(50,746)
Depreciation		(53,872)		14,374		—		(39,498)
Advanced depreciation provision		(231,692)		6,005		—		(225,687)
Deposits for severance benefits		(251,924)		(55,806)		—		(307,730)
Accrued income		(1,808)		(216)		—		(2,024)
Reserve for technology and human resource development		(1,216)		469		—		(747)
Others		(135,802)		16,436		—		(119,366)

		(775,134)		(52,983)		1,429		(826,688)

Deferred tax assets
Provision for impairment or trade receivables		136,743		(26,467)		—		110,276
Inventory valuation		56		(8)		—		48
Contribution for construction		19,618		(1,527)		—		18,091
Accrued expenses		64,117		16,239		—		80,356
Provisions		20,353		(132)		—		20,221
Property, plant, and equipment		239,791		(6,876)		—		232,915
Retirement benefit obligations		331,980		41,857		(1,345)		372,492
Withholding of facilities expenses		7,360		(450)		—		6,910
Accrued payroll expenses		21,634		4,281		—		25,915
Deduction of installment receivables		10,513		3,374		—		13,887
Assets retirement obligation		16,974		1,112		—		18,086
Gain or loss foreign currency translation		43,283		24,418		—		67,701
Deferred revenue		43,792		(17,679)		—		26,113
Tax credit carryforwards		212,820		(13,221)		—		198,407
Tax loss carryforward		107,485		(107,485)		—		—
Others		211,382		(17,426)		—		193,956

		1,487,901		(99,990)		(1,345)		1,386,566

Net balance	~~W~~	712,767	~~W~~	(152,973)	~~W~~	84	~~W~~	559,878

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	2015
	Beginning		Statement of profit or loss		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative instruments	~~W~~	(422)	~~W~~	(14,281)	~~W~~	(4,454)	~~W~~	2	~~W~~	(19,155)
Available-for-sale financial assets		(40,816)		(42)		11,499		(71)		(29,430)
Investment in subsidiaries, associates, and joint ventures		(44,678)		(6,630)		1,282		(209)		(50,235)
Depreciation		(52,383)		(1,489)		—		—		(53,872)
Advanced depreciation provision		(238,130)		6,438		—		—		(231,692)
Deposits for severance benefits		(204,986)		(50,730)		—		3,792		(251,924)
Accrued income		(1,675)		(173)		—		40		(1,808)
Reserve for technology and human resource development		(22,637)		21,421		—		—		(1,216)
Others		(148,912)		10,347		—		2,763		(135,802)

		(754,639)		(35,139)		8,327		6,317		(775,134)

Deferred tax assets
Derivatives instruments		18,174		(18,174)		—		—		—
Provisions for impairment on trade receivables		142,806		(8,117)		—		2,054		136,743
Inventory valuation		(19)		75		—		—		56
Contribution for construction		22,040		(2,422)		—		—		19,618
Accrued expenses		50,627		13,669		—		(179)		64,117
Provisions		28,330		(4,048)		—		(3,929)		20,353
Property, plant, and equipment		239,683		108		—		—		239,791
Retirement benefit obligations		297,497		25,686		12,091		(3,294)		331,980
Withholding of facilities expenses		7,809		(449)		—		—		7,360
Accrued payroll expenses		19,776		6,646		—		(4,788)		21,634
Deduction of instalment receivables		4,310		6,203		—		—		10,513
Assets retirement obligation		18,362		(1,388)		—		—		16,974
Gain or loss foreign currency translation		16,980		26,303		—		—		43,283
Deferred revenue		64,649		(20,628)		—		(229)		43,792
Tax loss carryforward		203,278		9,542		—		—		212,820
Accumulated deficit		411,755		(304,270)		—		—		107,485
Others		142,538		73,720		—		(4,876)		211,382

		1,688,595		(197,544)		12,091		(15,241)		1,487,901

Net balance	~~W~~	933,956	~~W~~	(232,683)	~~W~~	20,418	~~W~~	(8,924)	~~W~~	712,767

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The tax impacts recognized directly to equity as of December 31, 2016 and 2015, are as follows:

	2016						2015
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before Recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	~~W~~	9,347	~~W~~	(2,262)	~~W~~	7,085	~~W~~	(47,515)	~~W~~	11,499	~~W~~	(36,016)
Hedge instruments valuation gain (loss)		(14,611)		3,536		(11,075)		18,406		(4,454)		13,952
Remeasurements from net defined benefit liabilities		5,558		(1,345)		4,213		(49,963)		12,091		(37,872)
Shares of gain (loss) of associates and joint ventures		(641)		155		(486)		(5,297)		1,282		(4,015)
Exchange differences on translation for foreign operations		(7,133)		1,726		(5,407)		(6,443)		1,559		(4,884)

Total	~~W~~	(7,480)	~~W~~	1,810	~~W~~	(5,670)	~~W~~	(90,812)	~~W~~	21,977	~~W~~	(68,835)

Details of income tax expense (benefit) for the years ended December 31, 2016 and 2015, are calculated as follows:

(in millions of Korean won)	2016		2015
Current income tax expense (benefit)	~~W~~	174,485	~~W~~	(3,444)
Impact of change in deferred taxes		154,699		232,683

Income tax expense	~~W~~	329,184	~~W~~	229,239

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

	2016		2015
Profit before income tax	~~W~~	1,127,028	~~W~~	719,452

Statutory income tax	~~W~~	272,741	~~W~~	174,107
Tax effect
Income not taxable for taxation purposes		(28,093)		(21,881)
Non-deductible expenses		93,881		72,486
Tax credit		(13,764)		(9,660)
Others		4,419		14,187

Income tax expense	~~W~~	329,184	~~W~~	229,239

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

31.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2016 and 2015, is calculated as follows:

	2016		2015
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	711,089	~~W~~	552,964
Profit from continuing operations attributable to ordinary shares		711,089		410,648
Profit from discontinued operations attributable to ordinary shares		—		142,316
Weighted average number of ordinary shares outstanding (in number of shares)		244,892,313		244,854,364
Basic earnings per share (in Korean won)		2,904		2,258
Basic earnings per share from continuing operations		2,904		1,677
Basic earnings per share from discontinued operations	~~W~~	—	~~W~~	581

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from redeemable convertible preferred stocks and stock options.

Diluted earnings per share from operations for the years ended December 31, 2016 and 2015, is calculated as follows:

	2016		2015
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	711,089	~~W~~	552,964
Adjusted net income attributable to ordinary shares (In millions of Korean won)		(67)		(75)
Diluted profit attributable to ordinary shares (In millions of Korean won)		711,022		552,889
Diluted profit from continuing operations attributable to ordinary shares		711,022		410,573
Diluted income from discontinued operations attributable to ordinary shares		—		142,316
Number of dilutive potential ordinary shares outstanding (in number of shares)		84,245		1,104
Weighted average number of ordinary shares outstanding (in number of shares)		244,976,558		244,855,468
Diluted earnings per share (in Korean won)		2,902		2,258
Diluted earnings per share from continuing operations		2,902		1,677
Diluted earnings per share from discontinued operations	~~W~~	—	~~W~~	581

Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

32.	Dividend

The dividends paid by the Group in 2016 were ~~W~~ 122,425 million (~~W~~ 500 per share). There were no dividends payment in 2015. A dividend in respect of the year ended December 31, 2016, of ~~W~~ 800 per share, amounting to a total dividend of ~~W~~ 195,977 million, is to be proposed at the shareholders’ meeting on March 24, 2017.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

33.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
1. Profit for the year	~~W~~	797,844	~~W~~	631,288
2. Adjustments to reconcile net income
Income tax expenses		329,184		348,254
Interest income[1]		(130,066)		(161,123)
Interest expense[1]		337,219		445,814
Dividends income		(3,926)		(11,371)
Depreciation		2,821,779		3,030,821
Amortization of intangible assets		599,721		609,185
Provision for severance benefits		217,255		217,787
Impairment losses on trade receivables		92,711		161,448
Share of net profit of associates and joint ventures		(2,547)		(5,562)
Gain on disposal of associates and joint ventures		(1,450)		(4,848)
Impairment loss of associates and joint ventures		17,128		—
Gain on disposal of subsidiaries		—		(251,382)
Loss on disposal of property, plant, and equipment and investment in properties		74,913		129,467
Loss on disposal of intangible assets		7,703		33,978
Loss on impairment of intangible assets		135,264		292,345
Loss on foreign currency translation		109,784		164,374
Gain on valuation of derivatives		(117,181)		(306,538)
Impairment losses on available-for-sale financial assets		966		1,805
Gain on disposal of available-for-sale financial assets		(22,695)		(131,041)
Others		64,863		19,291
3. Changes in operating assets and liabilities
Decrease in trade receivables		252,196		112,674
Increase in other receivables		(743,800)		(52,735)
Decrease (increase) in other current assets		48,549		(19,701)
Increase in other non-current assets		(51,765)		(137,532)
Decrease (increase) in inventories		152,935		(178,798)
Increase (decrease) in trade payables		(114,838)		81,295
Increase (decrease) in other payables		705,807		(48,680)
Increase (decrease) in other current liabilities		53,682		(65,329)
Increase (decrease) in other non-current liabilities		(874)		106,443
Decrease in provisions		(12,583)		(8,902)
Decrease in deferred revenue		(69,179)		(82,582)
Decrease (increase) in plan assets		(224,244)		(223,194)
Payment of severance benefits		(121,835)		(117,691)

4. Net cash provided by operating activities (1+2+3)	~~W~~	5,202,520	~~W~~	4,579,260

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[1]	BC Card Co., Ltd., a subsidiary of the Group, recognized interest income and expenses as operating income and expenses, respectively. Interest income amounting to ~~W~~ 14,380 million (2015: ~~W~~ 15,867 million) for the years ended December 31, 2016, which is recognized as operating income, is included. In addition, interest income amounting to ~~W~~ 75,221 million and interest expenses amounting to ~~W~~ 59,889 million of KT Capital and KT Rental for the years ended December 31, 2015, which recognized in profit (loss) from discontinued operations, are included.

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 19). Cash flows from the disposals are presented in cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Reclassification of the current portion of debentures	~~W~~	1,617,175	~~W~~	1,551,300
Reclassification of construction-in-progress property, plant, and equipment		2,212,324		2,373,023
Reclassification of accounts payable from property, plant, and equipment		91,407		78,663
Reclassification of accounts payable from intangible assets		668,564		(170,870)
Reclassification of payable from defined benefit liability		5,746		1,675
Reclassification of payable from plan assets		(9,731)		13,717

34.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
Marketing/Customer	Mobile/fixed line telecommunication service and convergence business
Finance	Credit card business
Others	Satellite TV, facility security and global business

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of each segment for the years ended December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	Operating revenues		Operating income		Depreciation and amortization
Marketing/Customer	~~W~~	16,144,415	~~W~~	1,050,053	~~W~~	2,870,161
Finance		3,577,549		208,566		28,868
Others		6,599,935		220,233		438,324

		26,321,899		1,478,852		3,337,353
Elimination		(3,578,234)		(38,873)		7,913

Consolidated amount	~~W~~	22,743,665	~~W~~	1,439,979	~~W~~	3,345,266

	2015
(in millions of Korean won)	Operating revenues		Operating income		Depreciation and amortization
Marketing/Customer	~~W~~	16,130,454	~~W~~	816,679	~~W~~	2,897,876
Finance		3,512,721		281,477		25,466
Others		6,365,406		213,976		410,642

		26,008,581		1,312,132		3,333,984
Elimination		(3,727,360)		(19,188)		4,614

Consolidated amount	~~W~~	22,281,221	~~W~~	1,292,944	~~W~~	3,338,598

Operating revenues for the year ended December 31, 2016 and 2015 and non-current assets as of December 31, 2016 and 2016 by geographical regions, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets[1]
Location	2016		2015		2016.12.31		2015.12.31
Domestic	~~W~~	22,649,042	~~W~~	22,210,143	~~W~~	18,308,310	~~W~~	17,989,844
Overseas		94,623		71,078		174,648		190,891

Total	~~W~~	22,743,665	~~W~~	22,281,221	~~W~~	18,482,958	~~W~~	18,180,735

[1]	Non-current assets include property, plant, and equipment, intangible assets and investment properties.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

35.	Related Party Transactions

The list of related party of the Group as of December 31, 2016, is as follows:

Relationship	Name of Entry
Associates and joint ventures	Korea Information & Technology Investment Fund, KT WiBro Infra Co., Ltd., K- Realty CR-REITs No.1, Mongolian Telecommunications, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., Oscar Ent. Co., Ltd., Texno Pro Sistem, KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea electronic Vehicle charging service, PT. Mitra Transaksi Indonesia, K-REALTY RENTAL HOUSING REIT 2, KT-IBKC future investment fund 1, AI RESEARCH INSTITUTE, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd.

Others[1]	KT ENGCORE Co., Ltd., K-Realty Rental Housing REIT 1, K-REALTY US Rental Housing REIT 1

[1]	Although the entity is not the related party of the Company in accordance with Korean IFRS 1024, the entity belongs to a large enterprise group in accordance with the Monopoly Regulation and Fair Trade Act.

Outstanding balances of receivables and payables in relations to transactions with related parties as of December 31, 2016 and 2015, are as follows:

		2016
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	KT Wibro Infra Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	43,394
	K-REALTY CR REIT 1		882		—		33,110		—		—
	MOS GS Co., Ltd.		9		—		1		—		1,494
	MOS Daegu Co., Ltd.		1		—		—		—		1,082
	MOS Chungcheong Co., Ltd.		6		—		1		—		2,065
	MOS Gangnam Co., Ltd.		6		—		1		—		1,129
	MOS GB Co., Ltd.		19		—		5		—		2,167
	MOS BS Co., Ltd.		34		—		1		—		1,114
	MOS Honam Co., Ltd.		2		—		—		—		1,289
	Others		481		—		179		3		1,266
Others	KT ENGCORE Co., Ltd.		7,845		—		4,191		4,751		136,775
	K-Realty Rental Housing REIT 1		132		—		—		—		—

	Total	~~W~~	9,417	~~W~~	—	~~W~~	37,489	~~W~~	4,754	~~W~~	191,775

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

		2015
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	KT Wibro Infra Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	86,507
	Smart Channel Co., Ltd.[1]		8,684		46,914		39,950		995		1,308
	K- Realty CR-REITs No.1		927		—		34,200		—		—
	MOS GS Co., Ltd.		33		—		1		—		1,454
	MOS Daegu Co., Ltd.		8		—		23		—		1,051
	MOS Chungcheong Co., Ltd.		4		—		1		—		1,184
	MOS Gangnam Co., Ltd.		3		—		1		—		—
	MOS GB Co., Ltd.		6		—		1		108		2,801
	MOS BS Co., Ltd.		1		—		1		—		1,086
	MOS Honam Co., Ltd.		3		—		—		—		1,793
	Others		738		—		1,499		110		3,010
Others	KT ENGCORE Co., Ltd.		8,285		—		169		121,183		796

	Total	~~W~~	18,692	~~W~~	46,914	~~W~~	75,846	~~W~~	122,396	~~W~~	100,990

[1]	The Group provided provision for impairment of ~~W~~ 95,548 million against trade receivables, loans and other receivables for Smart Channel Co., Ltd.

Significant transactions with related parties for the years ended December 31, 2016 and 2015, are as follows:

		2016
		Sales				Purchases
(In millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	KT Wibro Infra Co., Ltd.	~~W~~	11	~~W~~	—	~~W~~	—	~~W~~	391
	Smart Channel Co., Ltd.[2]		766		—		—		—
	K- Realty CR-REITs No.1		1,989		—		37,469		—
	MOS GS Co., Ltd.		663		—		15,120		2,241
	MOS Daegu Co., Ltd.		291		—		11,129		1,091
	MOS Chungcheong Co., Ltd.		408		—		11,988		1,481
	MOS Gangnam Co., Ltd.		412		—		14,257		1,540
	MOS GB Co., Ltd.		891		—		19,614		2,188
	MOS BS Co., Ltd.		441		—		14,271		1,075
	MOS Honam Co., Ltd.		418		—		13,215		1,174
	Others		1,619		100		29,376		46
Others	KT ENGCORE Co., Ltd.		4,098		7		102,626		314,955
	K-Realty Rental Housing REIT 1		905		—		—		—

	Total	~~W~~	12,912	~~W~~	107	~~W~~	269,065	~~W~~	326,182

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[1]	The amount includes acquisition of property, plant and equipment, and others.
[2]	The transactions for the year ended December 31, 2016, before Smart Channel Co., Ltd. was included in the consolidation scope.

		2015
		Sales				Purchases
(In millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[2]
Associates and joint ventures	KT Service Bukbu Co., Ltd.[1]	~~W~~	2,143	~~W~~	—	~~W~~	28,550	~~W~~	—
	Information Technology Solution Nambu Corporation[1]		2,707		—		24,025		—
	Information Technology Solution Seobu Corporation[1]		2,323		1		20,031		—
	Information Technology Solution Busan Corporation[1]		1,496		—		14,049		—
	KT Service Nambu Co., Ltd.[1]		1,972		—		21,074		59
	Information Technology Solution Honam Corporation[1]		2,050		—		28,051		1,487
	Information Technology Solution Daegu Corporation[1]		1,256		—		18,252		20
	KT Wibro Infra Co., Ltd.		11		—		—		814
	Smart Channel Co., Ltd.		6,545		—		4,722		—
	K- Realty CR-REITs No.1		2,133		—		38,167		—
	MOS GS Co., Ltd.		752		—		15,078		2,396
	MOS Daegu Co., Ltd.		357		—		10,949		1,278
	MOS Chungcheong Co., Ltd.		310		—		11,215		1,520
	MOS Gangnam Co., Ltd.		454		—		14,102		1,727
	MOS GB Co., Ltd.		964		—		19,182		2,400
	MOS BS Co., Ltd.		453		—		14,049		1,433
	MOS Honam Co., Ltd.		470		—		12,660		4,344
	Others		4,369		25		13,007		503
Others	KT ENGCORE Co., Ltd.		2,927		167		77,462		202,079

	Total [3]	~~W~~	33,692	~~W~~	193	~~W~~	384,625	~~W~~	220,060

[1]	The transactions for the year ended December 31, 2014, before KTCS and KTIS were included in the consolidation scope.
[2]	The amount includes acquisition of property and equipment and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[3]	Operating income of KT Capital Co., Ltd. and KT Rental that were classified as discontinued operations amounting to ~~W~~6,634 million during the period ended December 31, 2015, is included.

Key management compensation for the years ended December 31, 2016 and 2015, consists of:

(in millions of Korean won)	2016		2015
Salaries and other short-term benefits	~~W~~	2,629	~~W~~	2,455
Post-employment benefits		381		413
Stock-based compensation		1,237		997

Total	~~W~~	4,247	~~W~~	3,865

Fund transactions with related parties for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016
	Equity contributions in cash		Dividend income
Associates and Joint ventures
KT-DSC creative economy youth start-up investment fund	~~W~~	6,000	~~W~~	—
PT. Mitra Transaksi Indonesia		16,626		—
K-REALTY RENTAL HOUSING REIT 2		5,500		—
AI RESEARCH INSTITUTE		3,000		—
KT-IBKC future investment fund 1		3,750		—
Gyeonggi-KT Yoojin Superman Fund		1,000		—
FUNDA Co., Ltd.		2,799
K-REALTY CR REIT 1		—		4,186
Korea Information & Technology Investment Fund		—		3,201
Daiwon Broadcasting Co., Ltd.		—		85
Others		—		82

Total	~~W~~	38,675	~~W~~	7,554

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	2015
	Loans		Equity contributions in cash		Dividend income
Associates and Joint ventures
KT-DSC creative economy youth start-up investment fund	~~W~~	—	~~W~~	4,000	~~W~~	—
Smart Channel Co., Ltd.[1]		37,276		—		—
Korea Electric Vehicle Charging Services		—		1,368		—
2010 KIF-IMM IT Investment Fund[2]		—		617		—
KTC-NP-Growth Champ 2011-2 PEF[2]		—		6,400		—
Korea Information & Technology Investment Fund		—		—		1,107
Exdell Corporation		—		—		9
KT Service Bukbu Co., Ltd.[3]		—		—		9
Information Technology Solution Nambu Corporation[3]		—		—		9
Information Technology Solution Seobu Corporation[3]		—		—		9
Information Technology Solution Busan Corporation[3]		—		—		9
KT Service Nambu Co., Ltd.[3]		—		—		9
Information Technology Solution Honam Corporation[3]		—		—		9
Information Technology Solution Daegu Corporation[3]		—		—		9
KT-SB Venture Investment		—		—		11,795
K-REALTY CR REIT 1		—		—		3,345
Mongolian Telecommunications		—		—		35
Daiwon Broadcasting Co., Ltd.		—		—		85
Others		—		—		96

Total	~~W~~	37,276	~~W~~	12,385	~~W~~	16,526

[1]	The Group provided provision for impairment of ~~W~~ 37,276 million against loans for Smart Channel Co., Ltd.
[2]	The transactions related to KT Capital Co., Ltd., which was classified as discontinued operation during the year ended December 31, 2015, are included.
[3]	Transactions for the year ended December 31, 2015 that arise before merger of KT Service Bukbu Co, Ltd. and KT Service Nambu Co, Ltd. and before included in the consolidation scope.

36.	Financial risk management

(1) Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

1) Market risk

The Group’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Group’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Group is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Group does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Group’s cash flows. Foreign exchange risk unaffecting the Group’s cash flows is not hedged but can be hedged at a particular situation.

As of December 31, 2016 and 2015, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax	Shareholders’ equity
2016.12.31	+ 10%	(28,134)	(23,817)
	- 10%	28,134	23,817
2015.12.31	+ 10%	(52,157)	(45,632)
	- 10%	52,157	45,632

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of financial assets and liabilities in foreign currencies as of December 31, 2016 and 2015, are as follows:

	2016				2015

(in thousands)	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	210,474	~~W~~	2,536,090	~~W~~	183,254	~~W~~	2,351,003
SDR		311		737		444		849
JPY		80,555		21,802,051		73,716		40,279,411
GBP		1		151		8		888
EUR		40		2,571		29		29
DZD		471		—		—		—
CNY		15,262		381		15,562		107
UZS		39,531		—		—		—
RWF		1,203		—		—		—
IDR		15,646,011		53,142,167		—		—
RUB		—		—		—		—
MMK		2,750		—		—		—
TZS		29,987		—		—		—
BWP		15		—		—		—
HKD		254		—		9		—
BDT		69,473		—		6		—
PLN		106,025		—		207,273		—
VND		515,412		—		270,000		—

(iii) Price risk

As of December 31, 2016 and 2015, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax	Equity
2016.12.31	+ 10%	—	539
	- 10%	—	(539)
2015.12.31	+ 10%	—	3,469
	- 10%	—	(3,469)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments had moved according to the historical correlation with the index.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(iv) Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2016 and 2015, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax	Shareholders’ equity
2016.12.31	+ 100 bp	(3,456)	(1,673)
	- 100 bp	3,445	(5,025)
2015.12.31	+ 100 bp	(3,601)	(245)
	- 100 bp	3,615	(5,764)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

2) Credit risk

Credit risk is managed on the Group basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Group considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

As of December 31, 2016 and 2015, maximum exposure to credit risk is as follows.

(In millions of Korean won)	2016		2015
Cash equivalents (except cash on hand)	~~W~~	2,875,383	~~W~~	2,537,536
Trade and other receivables		6,040,256		5,588,764
Other financial assets
Financial assets at fair value through profit or loss		6,277		18
Derivative used for hedging		227,318		139,088
Time deposits and others		716,769		434,093
Available-for-sale financial assets		26,684		21,388
Held-to-maturity financial assets		30,143		18,030
Financial guarantee contracts[1]		56,373		106,550

Total	~~W~~	9,979,203	~~W~~	8,845,467

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[1]	Total amounts guaranteed by the Group according to the guarantee contracts.

3) Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows.

	2016.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	7,682,604	~~W~~	1,121,452	~~W~~	217,411	~~W~~	9,021,467
Borrowings (including debentures)		2,034,524		4,834,151		2,458,749		9,327,424
Other non-derivative financial liabilities		233		3,272		22,917		26,422
Financial guarantee contracts[1]		56,373		—		—		56,373

Total	~~W~~	9,773,734	~~W~~	5,958,875	~~W~~	2,699,077	~~W~~	18,431,686

	2015.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	6,987,882	~~W~~	695,167	~~W~~	139,843	~~W~~	7,822,892
Borrowings (including debentures)		1,768,171		5,859,467		1,981,497		9,609,135
Other non-derivative financial liabilities		2,935		2,858		—		5,793
Financial guarantee contracts[1]		106,550		—		—		106,550

Total	~~W~~	8,865,538	~~W~~	6,557,492	~~W~~	2,121,340	~~W~~	17,544,370

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[1]	Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	2016.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	~~W~~	1,174,147	~~W~~	1,176,715	~~W~~	536,005	~~W~~	2,886,867
Inflow		1,302,112		1,306,199		588,559		3,196,870

	2015.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	~~W~~	335,970	~~W~~	2,138,379	~~W~~	38,184	~~W~~	2,512,533
Inflow		276,066		2,284,219		46,194		2,606,479

(2) Management of capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Group’s capital structure and considers cost of capital and risks related each capital component.

The debt-to-equity ratios as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Total liabilities	~~W~~	17,792,954	~~W~~	17,175,720
Total equity		12,794,779		12,165,465
Debt-to-equity ratio		139%		141%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratios as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won, %)	2016		2015
Total borrowings	~~W~~	8,301,505	~~W~~	8,791,094
Less: cash and cash equivalents		(2,900,311)		(2,559,464)

Net debt		5,401,194		6,231,630
Total equity		12,794,779		12,165,465
Total capital		18,195,973		18,397,095
Gearing ratio		30%		34%

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	2016
	Gross		Gross	Net amounts		Amounts not offset			Net
	assets		liabilities offset	presented in the statement of financial position		Financial instruments		Cash collateral	amount
Derivative assets for hedging purpose[1]	~~W~~	35,334	—	~~W~~	35,334	~~W~~	(5,707)	—	~~W~~	29,627
Trade receivables[2]		95,865	—		95,865		(91,662)	—		4,203

	~~W~~	131,199	—	~~W~~	131,199	~~W~~	(97,369)	—	~~W~~	33,830

(in millions of Korean won)	2015
	Gross		Gross	Net amounts		Amounts not offset			Net
	assets		liabilities offset	presented in the statement of financial position		Financial instruments		Cash collateral	amount
Derivative assets for hedging purpose[1]	~~W~~	20,627	—	~~W~~	20,627	~~W~~	(20,627)	—	~~W~~	—
Trade receivables[2]		90,448	—		90,448		(86,184)	—		4,264

	~~W~~	111,075	—	~~W~~	111,075	~~W~~	(106,811)	—	~~W~~	4,264

[1]	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association(ISDA).
[2]	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	2016
			Gross		Net amounts presented in the statement		Amounts not offset
	Gross liabilities		assets offset		of financial position		Financial instruments		Cash collateral		Net amount
Derivative liabilities for hedging purpose [1]	~~W~~	20,627	~~W~~	—	~~W~~	20,627	~~W~~	(20,627)		—	~~W~~	—
Trade payables[2]		90,435		—		90,435		(86,184)		—		4,251
Other payables[2]		48		(4)		44		—		—		44

	~~W~~	111,110	~~W~~	(4)	~~W~~	111,106	~~W~~	(106,811)		—	~~W~~	4,295

(in millions of Korean won)	2015
			Gross		Net amounts presented in the statement		Amounts not offset
	Gross liabilities		assets offset		of financial position		Financial instruments		Cash collateral		Net amount
Derivative liabilities for hedging purpose [1]	~~W~~	28,544	~~W~~	—	~~W~~	28,544	~~W~~	(20,627)	~~W~~	—	~~W~~	7,917
Trade payables[2]		87,093		—		87,093		(86,184)		—		909
Other payables[2]		102		(12)		90		—		—		90

	~~W~~	115,739	~~W~~	(12)	~~W~~	115,727	~~W~~	(106,811)	~~W~~	—	~~W~~	8,916

[1]	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association(ISDA).
[2]	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

37.	Fair Value

37.1	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of December 31, 2016 and 2015, are as follows:

	2016				2015
(in millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents[1]	~~W~~	2,900,311	~~W~~	2,900,311	~~W~~	2,559,464	~~W~~	2,559,464
Trade and other receivables[1]		6,040,256		6,040,256		5,588,764		5,588,764
Other financial assets
Financial instruments at fair value through profit or loss		6,277		6,277		18		18
Derivative financial instruments for hedging purpose		227,318		227,318		139,088		139,088
Time deposits and others[1]		716,769		716,769		434,093		434,093
Held-to-maturity		30,143		30,143		18,030		18,030
Available-for-sale financial assets[2]		299,001		299,001		308,539		308,539

	~~W~~	10,220,075	~~W~~	10,220,075	~~W~~	9,047,996	~~W~~	9,047,996

Financial liabilities
Trade and other liabilities [1]	~~W~~	8,328,082	~~W~~	8,328,082	~~W~~	7,004,000	~~W~~	7,004,000
Borrowings		8,120,791		8,184,195		8,634,897		8,684,886
Other financial liabilities
Financial instruments at fair value through profit or loss		1,973		1,973		2,006		2,006
Derivative financial instruments for hedging purpose		14,928		14,928		62,883		62,883
Other[1]		91,763		91,763		82,439		82,439

	~~W~~	16,557,537	~~W~~	16,620,941	~~W~~	15,786,225	~~W~~	15,836,214

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	Equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

37.2	Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
K-Bank	~~W~~	36,500	~~W~~	—
IBK-AUCTUS Green Growth Private Equity Fund		9,506		11,134
WALDEN No.6 Fund		4,710		5,686
TRANSLINK No.2 Fund		9,395		10,085
Storm IV Fund		7,550		6,602
CBC II Fund		8,601		10,150
Others		29,511		7,841

	~~W~~	105,773	~~W~~	51,498

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The range of cash flow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore, these instruments are measured at cost.

The Group does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Group can develop a reliable estimate of the fair value.

37.3	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of December 31, 2016, are as follows:

	2016
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	6,277	~~W~~	6,277
Derivative financial assets for hedging purpose		—		227,318		—		227,318
Available-for-sale financial assets		5,387		5,725		287,889		299,001

		5,387		233,043		294,166		532,596

Disclosed fair value
Associates and joint ventures		3,940		—		—		3,940
Investment property[1]		—		—		2,340,893		2,340,893

		3,940		—		2,340,893		2,344,833

	~~W~~	9,327	~~W~~	233,043	~~W~~	2,635,059	~~W~~	2,877,429

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	1,973	~~W~~	1,973
Derivative financial liabilities for hedging purpose		—		14,928		—		14,928

		—		14,928		1,973		16,901

Disclosed fair value
Borrowings		—		—		8,489,196		8,489,196

		—		—		8,489,196		8,489,196

	~~W~~	—	~~W~~	14,928	~~W~~	8,491,169	~~W~~	8,506,097

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2015
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	18	~~W~~	18
Derivative financial assets for hedging purpose		—		139,088		—		139,088
Available-for-sale financial assets		41,202		—		267,337		308,539

		41,202		139,088		267,355		447,645

Disclosed fair value
Associates and joint ventures		4,884		—		—		4,884
Investment property[1]		—		—		2,645,246		2,645,246

		4,884		—		2,645,246		2,650,130

	~~W~~	46,086	~~W~~	139,088	~~W~~	2,912,601	~~W~~	3,097,775

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	2,006	~~W~~	2,006
Derivative financial liabilities for hedging purpose		—		62,883		—		62,883

		—		62,883		2,006		64,889

Disclosed fair value
Borrowings		—		—		8,684,886		8,684,886

		—		—		8,684,886		8,684,886

	~~W~~	—	~~W~~	62,883	~~W~~	8,686,892	~~W~~	8,749,775

[1]	The highest and best use of a non-financial asset does not differ from its current use.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

37.4	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

(a)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements are as follows:

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

(b)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2016
(in millions of Korean won)	Financial assets at fair value through profit or loss		Available-for-sale		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	18	~~W~~	267,337	~~W~~	2,006
Reclassification		—		5,723		—
Amount recognized in other comprehensive income		—		15,099		—
Purchases		13,461		1,561		—
Amount recognized in profit or loss		(7,184)		(426)		(33)
Sales		(18)		(1,405)		—

Ending balance	~~W~~	6,277	~~W~~	287,889	~~W~~	1,973

	2015
(in millions of Korean won)	Financial assets at fair value through profit or loss		Derivative financial assets for hedging purpose		Available-for-sale		Other derivative liabilities		Financial liabilities designated as at fair value through profit or loss
Beginning balance	~~W~~	6,983	~~W~~	7,342	~~W~~	329,260	~~W~~	646	~~W~~	3,334
Amount recognized in other comprehensive income		—		8,105		47,189		—		—
Purchases		—		—		40,707		—		—
Amount recognized in profit or loss		171,990		(5,157)		(704)		2,006		—
Sales		—		—		(113,634)		(551)		(3,334)
Settlement		(176,681)		(10,290)		—		—		—
Change in scope of consolidation		(2,274)		—		(35,481)		(95)		—

Ending balance	~~W~~	18	~~W~~	—	~~W~~	267,337	~~W~~	2,006	~~W~~	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

37.5	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2016, are as follows:

	2016
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	~~W~~	227,318	2	Discounted cash flow model
Available-for-sale financial assets		293,614	2,3	Discounted cash flow model
Others		6,277	3	Discounted cash flow model
Disclosed fair value
Investment properties		2,340,893	3	Discounted cash flow model

Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		14,928	2	Discounted cash flow model
Other derivative financial liabilities		1,973	3	Discounted cash flow model, Comparable Company Analysis
Disclosed fair value
Borrowings		8,184,195	3	Discounted cash flow model

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2015
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Other derivative assets	~~W~~	18	3	Monte-Carlo Simulation Option model
Derivative financial assets for hedging purpose		139,088	2	Discounted cash flow model
Available-for-sale financial assets		267,337	3	Discounted cash flow model
Disclosed fair value
Investment properties		2,645,246	3	Discounted cash flow model

Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		62,883	2	Discounted cash flow model
Other derivative financial liabilities		2,006	3	Discounted cash flow model Comparable Company Analysis
Disclosed fair value
Borrowings		8,684,886	3	Discounted cash flow model

37.6	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s closing dates.

37.7	Gains and losses on valuation at the transaction date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
	Other derivative financial assets		Other derivative financial liabilities		Other derivative financial assets		Other derivative financial liabilities
Beginning balance	~~W~~	11,293	~~W~~	—	~~W~~	—	~~W~~	32,492
New transactions		—		—		14,116		—
Amortization		—		—		(2,823)		—
Disposal		(2,823)		—		—		(32,492)

Ending balance	~~W~~	8,470	~~W~~	—	~~W~~	11,293	~~W~~	—

38.	Business Combination

(1) N SEARCH MARKETING Corporation

The Controlling Company acquired 17,393 shares (33.3%) of N SEARCH MARKETING Corporation. Nasmedia, Inc. a subsidiary of the Group, acquired 34,787 shares (66.7%) of N SEARCH MARKETING Corp. on October 10, 2016.

N SEARCH MARKETING Corporation was reclassified as a subsidiary as a result of this acquisition transaction accounted for in accordance with Korean IFRS 1103 Business Combinations.

As a result of applying acquisition method, the Group recognized a identifiable intangible assets of ~~W~~ 18,049 million and goodwill of ~~W~~ 42,475 million.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities and goodwill at the acquisition date are as follows:

(in millions of Korean won)
Consideration transferred (a)	~~W~~	61,830

Recognized amounts of assets acquired and liabilities assumed [1]
Cash and cash equivalents	~~W~~	15,731
Trade and other receivables		33,826
Other financial assets		772
Tangible assets		832
Intangible assets		18,477
Other assets		2,376
Trade and other payables		(30,045)
Borrowings		(9,000)
Current income tax liabilities		(605)
Provisions		(355)
Net defined benefit liabilities		(4,604)
Other liabilities		(8,320)

Total amounts of identifiable assets and liabilities measured at fair value (b)	~~W~~	19,085

Goodwill (a-b)	~~W~~	42,745

[1]	The assets acquired and liabilities assumed are measured at fair value in accordance with Korean IFRS 1103 Business Combination.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

After the acquisition date, the operating revenue and profit for the year for consolidation of N SEARCH MARKETING Corporation before the elimination of related party transactions with its subsidiaries are ~~W~~ 8,193 million and ~~W~~ 731 million, respectively. If N SEARCH MARKETING Corporation was consolidated on January 1, 2016, the operating revenue and profit for the year included in consolidated statements of profit or loss would have been ~~W~~ 31,418 million and ~~W~~ 4,927 million, respectively.

The fair value of trade accounts receivable and others acquired from N SEARCH MARKETING Corporation is ~~W~~ 33,826 million, and all are deemed collectible.

39.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Remarks	Nature, purpose, activities and others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2016, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2016, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

M&A finance	A structured entity incorporated for the purpose of supporting a certain group’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds incurred from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As of December 31, 2016, the entity is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Group may be obliged to cover losses.

Asset securitization	A transferor other than this entity transfers the assets, which are subject to securitization, to a structured entity incorporated by the transferor or other financial institutions other than the entity, and based on this as underlying assets, the structured entity is provided with funds by asset-backed borrowings and pays acquisition costs of the acquired underlying assets. As of December 31, 2016, the entity is engaged in the structured entity, and generates revenues by receiving interest income as the entity provides asset-backed loans directly to the structured entity. When the structured entity has difficulty repaying loan principal, the transferor has obligation to cover the lack of funds. Consequently, the financial institutions including the entity are a priority over other parties in the preservation of claim. However, when the credit rating of transferor decreases, the said entity may be obliged to cover losses.

Other	There are other structured entity types, which the entity is engaged in, such as shipping finance, SPAC and others. Interest income is realized from the entity’s loans to the relevant structured entity. When the credit rating of the shipping group decreases, or the value of vessels decreases, the entity may be obliged to cover losses. When SPAC is listed or merged after the entity invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the entity may be obliged to cover losses when SPAC is liquidated if the SPAC is not listed or merged.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won )	2016
	Real Estate Finance		PEF &Investment Fund		Asset-backed Securitization		Total
Total amount of Unconsolidated Structured Entities	~~W~~	1,075,471	~~W~~	3,759,246	~~W~~	2,841,886	~~W~~	7,676,603
Assets recognized in statement of financial position
Other financial assets		21,932		60,782		—		82,714
Joint ventures and associates		10,086		165,638		—		175,724

Total	~~W~~	32,018	~~W~~	226,420		—	~~W~~	258,438

Maximum loss exposure[1]
Investment Assets		32,018		226,420		—		258,438

Total	~~W~~	32,018	~~W~~	226,420	~~W~~	—	~~W~~	258,438

[1]	Maximum exposure to loss includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

(in millions of Korean won )	2015
	Real Estate Finance		PEF &Investment Fund		Asset-backed Securitization		Total
Total amount of Unconsolidated Structured Entities	~~W~~	98,192	~~W~~	3,498,552	~~W~~	2,625,075	~~W~~	6,221,819
Assets recognized in statement of financial position
Other financial assets		—		54,874		—		54,874
Associates and joint ventures		9,303		148,294		—		157,597

Total	~~W~~	9,303	~~W~~	203,168	~~W~~	—	~~W~~	212,471

Maximum loss exposure[1]
Investment Assets		9,303		203,168		—		212,471

Total	~~W~~	9,303	~~W~~	203,168	~~W~~	—	~~W~~	212,471

[1]	Maximum exposure to loss includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

40.	Information About Non-controlling Interests

40.1	Changes in Accumulated Non-controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2016 and 2015, is as follows:

(in millions of Korean won)	2016
	Non- controlling Interests rate(%)	Accumulated non- controlling interests at the beginning of the year		Profit or loss allocated to non- controlling interests		Dividends paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	~~W~~	316,880	~~W~~	22,495	~~W~~	(8,279)	~~W~~	(1,370)	~~W~~	329,676
BC Card Co., Ltd.	30.46%		322,921		47,068		(44,637)		3,986		329,338
KT Powertel Co., Ltd.	55.15%		50,926		112		—		713		51,751
KT Hitel Co.,Ltd.	35.27%		50,689		1,274		—		(165)		51,798
KT Telecop Co., Ltd.	13.18%		103,428		19		—		85		103,532

(in millions of Korean won)	2015
	Non- controlling Interests rate(%)	Accumulated non- controlling interests at the beginning of the year		Profit or loss allocated to non- controlling interests		Dividends paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	~~W~~	297,300	~~W~~	27,032	~~W~~	(8,325)	~~W~~	873	~~W~~	316,880
BC Card Co., Ltd.	30.46%		292,931		62,943		(22,650)		(10,303)		322,921
KT Powertel Co., Ltd.	55.15%		70,231		(17,880)		(1,118)		(307)		50,926
KT Hitel Co.,Ltd.	36.30%		51,136		(608)		—		160		50,689
KT Telecop Co., Ltd.	13.18%		104,821		(1,000)		—		(393)		103,428

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

40.2	Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-group eliminations is as follows:

Summarized consolidated statements of financial position as of December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Current assets	~~W~~	352,980	~~W~~	2,945,584	~~W~~	69,046	~~W~~	158,210	~~W~~	63,802
Non-current assets		424,968		705,480		44,679		90,992		201,751
Current liabilities		151,329		2,530,832		17,910		45,277		53,903
Non-current liabilities		80,123		71,571		1,989		1,664		78,441
Equity		546,496		1,048,661		93,826		202,261		133,209

	2015
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Current assets	~~W~~	279,480	~~W~~	2,291,047	~~W~~	65,739	~~W~~	157,355	~~W~~	58,457
Non-current assets		431,814		672,905		47,776		78,402		210,734
Current liabilities		143,511		1,882,363		16,016		33,656		82,353
Non-current liabilities		74,339		63,271		5,166		282		52,613
Equity		493,444		1,018,318		92,333		201,819		134,225

Summarized consolidated statements of comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Sales	~~W~~	665,053	~~W~~	3,566,938	~~W~~	80,365	~~W~~	198,739	~~W~~	313,928
Profit for the year		68,863		163,131		202		4,298		143
Other comprehensive income		(78)		15,613		—		(2,899)		—
Total comprehensive income		68,785		178,744		202		1,399		143

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	2015
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Sales	~~W~~	660,957	~~W~~	3,504,095	~~W~~	103,851	~~W~~	160,545	~~W~~	300,648
Profit for the year		72,987		218,969		(32,417)		7,258		(7,593)
Other comprehensive income		160		(30,609)		—		(489)		—
Total comprehensive income		73,147		188,360		(32,417)		6,769		(7,593)

Summarized consolidated statements of cash flows for the years ended December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Cash flows from operating activities	~~W~~	155,399	~~W~~	92,818	~~W~~	7,271	~~W~~	28,987	~~W~~	60,461
Cash flows from investing activities		(210,480)		(37,313)		(8,191)		(33,238)		(45,243)
Cash flows from financing activities		(16,647)		(147,306)		—		—		—
Net decrease in cash and cash equivalents		(71,728)		(91,801)		(920)		(4,251)		15,218
Cash and cash equivalents at beginning of year		139,703		827,523		11,005		33,708		3,329
Gain or loss foreign currency translation		—		(178)		—		3		—
Cash and cash equivalents at end of year		67,975		735,544		10,085		29,460		18,547

	2015
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Cash flows from operating activities	~~W~~	157,762	~~W~~	128,927	~~W~~	(12,016)	~~W~~	22,556	~~W~~	36,216
Cash flows from investing activities		(92,350)		73,118		10,691		(19,949)		(91,846)
Cash flows from financing activities		(35,984)		(75,121)		(2,015)		—		(32,491)
Net (decrease)/increase in cash and cash equivalents		29,428		126,924		(3,340)		2,607		(88,121)
Cash and cash equivalents at beginning of year		110,275		700,599		14,345		31,101		91,450
Cash and cash equivalents at end of year		139,703		827,523		11,005		33,708		3,329

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

40.3	Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2016 and 2015 is summarized as follows:

(in millions of Korean won)	2016		2015
Carrying amount of non-controlling interests acquired	~~W~~	8,564	~~W~~	—
Consideration paid to non-controlling interests		6,986		2,699

Excess of consideration paid recognized in parent’s equity	~~W~~	15,550	~~W~~	2,699

41.	Discontinued Operations

The Group disposed of KT Rental, a subsidiary of the Group, on June 3, 2015, and KT Capital Co., Ltd. on August 20, 2015. The profit and loss on the related operations of KT Rental and KT Capital Co., Ltd. are presented as discontinued operations and the related financial information is as follows:

Profit and loss from discontinued operations for the year ended December 31, 2015, are as follows:

(in millions of Korean won)	2015
Revenue	~~W~~	546,440
Expenses		534,383
Profit on disposal of discontinued operations		248,033
Profit before tax of discontinued operations		260,090
Income tax expense		119,015

Profit for the period from discontinued operations	~~W~~	141,075

Cash flows from discontinued operations for the year ended December 31, 2015, are as follows:

(In millions of Korean won)	2015
Cash flows from operating activities	~~W~~	(134,226)
Cash flows from investing activities		24,157
Cash flows from financing activities		93,566

Net cash flows	~~W~~	(16,503)

Exhibit 2

KT Corporation

Separate Financial Statements

December 31, 2016 and 2015

KT Corporation

Index

December 31, 2016 and 2015

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

We have audited the accompanying separate financial statements of KT Corporation (the Company), which comprise the separate statements of financial position as of December 31, 2016 and 2015, and the separate statements of profit or loss, separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

Samil PricewaterhouseCoopers, 92 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of KT Corporation as of December 31, 2016 and 2015, and its separate financial performance and cash flows for the years then ended in accordance with Korean IFRS.

Other Matters

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 3, 2017

This report is effective as of March 3, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Statements of Financial Position

December 31, 2016 and 2015

(in millions of Korean won)	Notes	2016		2015

Assets

Current assets
Cash and cash equivalents	4, 5	~~W~~	1,602,397	~~W~~	1,126,991
Trade and other receivables, net	4, 6		2,590,161		2,974,117
Other financial assets	4, 7		289,613		2,051
Inventories, net	8		178,096		327,240
Current income tax asset	29		—		1,942
Other current assets	9		190,812		204,579

Total current assets			4,851,079		4,636,920

Non-current assets
Trade and other receivables, net	4, 6		622,045		605,181
Other financial assets	4, 7		198,777		218,582
Property and equipment, net	10, 20		11,961,193		12,144,964
Investment properties, net	11		662,985		683,511
Intangible assets, net	12		2,337,549		1,804,083
Investments in subsidiaries, associates and joint ventures	13		3,638,856		3,541,837
Deferred income tax assets	29		401,346		556,488
Other non-current assets	9		26,507		30,929

Total non-current assets			19,849,258		19,585,575

Total assets		~~W~~	24,700,337	~~W~~	24,222,495

3

KT Corporation

Separate Statements of Financial Position

December 31, 2016 and 2015

(in millions of Korean won)	Notes	2016		2015

Liabilities

Current liabilities
Trade and other payables	4, 14	~~W~~	4,181,092	~~W~~	4,111,275
Borrowings	4, 15		1,608,064		1,510,933
Other financial liabilities	4, 7		—		40,710
Current income tax liabilities	29		22,551		—
Provisions	16		92,007		101,163
Deferred income			29,298		90,507
Other current liabilities	9		94,659		124,244

Total current liabilities			6,027,671		5,978,832

Non-current liabilities
Trade and other payables	4, 14		1,135,738		620,306
Borrowings	4, 15		5,960,983		6,608,665
Other financial liabilities	4, 7		13,386		18,385
Net defined benefit liabilities	17		284,931		429,936
Provisions	16		92,388		82,190
Deferred income			79,416		87,386
Other non-current liabilities	9		21,305		12,839

Total non-current liabilities			7,588,147		7,859,707

Total liabilities			13,615,818		13,838,539

Equity
Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		9,156,204		8,446,950
Accumulated other comprehensive income	23		(32,091)		(17,270)
Other components of equity	23		(1,044,351)		(1,050,481)

Total equity			11,084,519		10,383,956

Total liabilities and equity		~~W~~	24,700,337	~~W~~	24,222,495

The above separate financial statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Statements of Profit of Loss

Years Ended December 31, 2016 and 2015

(in millions of Korean won, except per share amounts)
	Notes	2016		2015

Operating revenue	25	~~W~~	17,028,868	~~W~~	16,942,357
Operating expenses	26		15,969,277		16,078,497

Operating profit			1,059,591		863,860
Other income	27		513,927		1,045,760
Other expenses	27		325,448		536,239
Finance income	28		257,016		243,050
Finance costs	28		470,490		606,000

Profit before income tax benefit			1,034,596		1,010,431
Income tax expense	29		225,266		240,107

Profit for the year		~~W~~	809,330	~~W~~	770,324

Earnings per share
Basic earnings per share	30	~~W~~	3,305	~~W~~	3,146
Diluted earnings per share	30		3,304		3,146

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2016 and 2015

(in millions of Korean won)
	Notes	2016		2015

Profit for the year		~~W~~	809,330	~~W~~	770,324

Other comprehensive income

Items will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	17		22,399		(28,033)

Items that maybe subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets	4, 7		(164)		8,596

Other comprehensive income from available-for sale financial assets reclassified to income	4		(2,941)		(18,023)

Net gains on cash flow hedges	4, 7		64,155		114,749

Other comprehensive income from cash flow hedges reclassified to loss	4		(75,871)		(98,399)

Total other comprehensive income		~~W~~	7,578	~~W~~	(21,110)

Total comprehensive income for the year		~~W~~	816,908	~~W~~	749,214

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2016 and 2015

(in millions of Korean won)
	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total

Balance as of January 1, 2015		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	7,729,425	~~W~~	(24,193)	~~W~~	(1,104,135)	~~W~~	9,605,854

Comprehensive income
Profit for the year			—		—		770,324		—		—		770,324
Changes in value of available-for-sale financial assets	4		—		—		—		(9,427)		—		(9,427)
Remeasurement of the net defined benefit liability	17		—		—		(28,033)		—		—		(28,033)
Valuation gains on cash flow hedge	4		—		—		—		16,350		—		16,350

Total Comprehensive income for the year			—		—		742,291		6,923		—		749,214

Transactions with equity holders
Appropriation of loss on disposal of treasury stock			—		—		(24,766)		—		24,766		—

Merger of subsidiary	36		—		—		—		—		25,198		25,198

Others			—		—		—		—		3,690		3,690

Balance as of December 31, 2015		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,446,950	~~W~~	(17,270)	~~W~~	(1,050,481)	~~W~~	10,383,956

Balance as of January 1, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,446,950	~~W~~	(17,270)	~~W~~	(1,050,481)	~~W~~	10,383,956

Comprehensive income
Profit for the year			—		—		809,330		—		—		809,330
Changes in value of available-for-sale financial assets	4		—		—		—		(3,105)		—		(3,105)
Remeasurement of the net defined benefit liability	17		—		—		22,399		—		—		22,399
Valuation losses on cash flow hedge	4		—		—		—		(11,716)		—		(11,716)

Total Comprehensive income for the year			—		—		831,729		(14,821)		—		816,908

Transactions with equity holders

Dividends	31		—		—		(122,425)		—		—		(122,425)

Appropriation of loss on disposal of treasury stock	22		—		—		(50)		—		50		—
Others			—		—		—		—		6,080		6,080

Balance as of December 31, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,156,204	~~W~~	(32,091)	~~W~~	(1,044,351)	~~W~~	11,084,519

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2016 and 2015

(in millions of Korean won)
	Notes	2016		2015

Cash flows from operating activities
Cash generated from operations	32	~~W~~	4,577,190	~~W~~	3,812,885
Interest paid			(362,636)		(371,246)
Interest received			77,306		23,934
Dividends received			172,962		101,756
Income tax received(paid)			(46,174)		1,721

Net cash inflow from operating activities			4,418,648		3,569,050

Cash flows from investing activities
Collection of loans			43,131		27,355
Disposal of derivatives			—		176,681
Disposal of financial instruments			1,050		13,521
Disposal of available-for-sale financial assets			28,127		39,510
Disposal of Investments in subsidiaries, associates and joint ventures			9,538		844,203
Disposal of property and equipment			44,074		26,277
Disposal of intangible assets			10,381		20,965
Cash inflow due to a merger			—		66,513
Originations of loans			(55,284)		(73,910)
Acquisition of current financial instruments			(160,000)		(1,184)
Acquisitions of available-for-sale financial assets			(41,757)		(9,263)
Acquisition of Investments in subsidiaries, associates and joint ventures			(147,540)		(164,528)
Acquisition of property and equipment			(2,392,924)		(2,395,953)
Acquisition of intangible assets			(383,076)		(275,709)

Net cash outflow from in investing activities			(3,044,280)		(1,705,522)

Cash flows from financing activities
Proceeds from borrowings and bonds			846,730		4,407,764
Settlement of derivatives assets and liabilities, net			(33,193)		(3,897)
Repayments of borrowings and deventures			(1,512,700)		(5,468,740)
Dividend paid			(122,425)		—
Decrease in finance leases liabilities			(75,439)		(143,771)

Net cash outflow from financing activities			(897,027)		(1,208,644)

Effect of exchange rate chage on cash and cash equivalents			(1,935)		2,852

Net increase in cash and cash equivalents			475,406		657,736
Cash and cash equivalents
Beginning of the year	5		1,126,991		469,255

End of the year	5	~~W~~	1,602,397	~~W~~	1,126,991

The above separate financial statements of cash flow should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

1.	General information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of reporting period, the Korean government does not own any share in the Company.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

9

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2016. The adoption of these amendments did not have any material impact on the separate financial statements.

•	Disclosure Initiative – Amendments to Korean IFRS 1001 Presentation of Financial Statements

Korean IFRS 1001 Presentation of Financial Statements clarifies that materiality applies to the exclusion or inclusion or aggregation of the disclosures in the notes. And also, clarifies that the share of OCI arising from equity-accounted should be presented in total for items which will and will not be reclassified to profit or loss. Additional amendments are made in relation to a particular order of the notes and other.

•	Clarification of Acceptable methods of Depreciation and Amortization – Amendments to Korean IFRS 1016 Property, Plant and Equipment, and Korean IFRS 1038 Intangible assets

Amendments to Korean IFRS 1016 Property, Plant and Equipment clarify that a revenue-based method should not be used to calculate the depreciation of items of property, plant and equipment. Korean IFRS 1038 Intangible assets now includes a rebuttable presumption that the amortization of intangible assets based on revenue is inappropriate. This presumption can be overcome if either; the intangible asset is expressed as a measure of revenue, or it can be shown that revenue and the consumption of economic benefits generated by the asset are highly correlated.

•	Investment entities: Applying the Consolidation Exception – Amendments to Korean IFRS 1110 Consolidated Financial Statements, Korean IFRS 1028 Investments in Associates and Joint Ventures, and Korean IFRS 1112 Disclosures of Interests in Other Entities

•	Amendments made to Korean IFRS 1110 Consolidated Financial Statements clarify that the exception from preparing consolidated financial statement is also available to intermediate parent entities which are subsidiaries of investment entities. If an investment entity has a subsidiary that is an investment entity and whose activities are providing services that related to the investment entity’s investment activities, the investment entity measures the subsidiary at fair value through profit or loss.

10

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

•	Amendments made to Korean IFRS 1028 Investments in Associates and Joint Ventures clarify that entities which are not investment entities but have an interest in an associate which is an investment entity have a policy choice when applying the equity method of accounting.

•	Amendments made to Korean IFRS 1112 Disclosures of Interests in Other Entities clarify that an investment entity which does not prepare consolidated financial statements should present disclosures relating to investment entities required by Korean IFRS 1112.

•	Accounting for Acquisitions of Interests in Joint Operations – Amendments to Korean IFRS 1111 Joint Arrangements

Amendments to Korean IFRS 1111 Joint Arrangements clarify the accounting for the acquisition of an interest in a joint operation where the activities of the operation constitute a business. An investor requires to apply the principles of business combination accounting when the investor acquires an interest in a joint operation that constitutes a business.

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Annual Improvements to Korean IFRS 2012-2014 Cycle consist of the following amendments. The application does not have a material impact on the separate financial statements.

•	Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operation clarifies when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’ or vice versa, this does not have to be accounted for as such.

•	Korean IFRS 1107 Financial Instruments: Disclosures clarifies the specific guidance for transferred financial assets to help management determine whether the terms of a servicing arrangement constitute ‘continuing involvement’, and also clarifies that the additional disclosures relating to the amendments in 2012 ‘Offsetting of Financial Assets and Financial Liabilities’ only need to be included in interim reports if required by Korean IFRS 1034 Interim Financial Reporting.

•	Korean IFRS 1019 Employee Benefits clarifies that when determining the discount rate for post-employment benefit obligations, it is the currency in which the liabilities are denominated that is important, and not the country where they arise.

•	Korean IFRS 1034 Interim Financial Reporting clarifies what is meant by the reference in the standard to ‘information disclosed elsewhere in the interim financial report’; and also amended requirements for a cross-reference from the interim financial statements to the location of that information.

11

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

•	Korean IFRS 1011 Construction Contract, Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 2115 Arrangements for Property Construction

These standards and interpretation clarify the accounting information disclosure requirement for construction contracts. The accounting estimates and potential risk information of the construction contracts should be disclosed in detail by either individual construction or operating segment.

(2)	New standards, amendments and interpretations not yet adopted

Certain new accounting standards and interpretations that have been published that are not mandatory for December 31, 2016 reporting periods and have not been early adopted by the Company are set out below.

•	Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable used of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows. The Company will apply this amendment for annual reporting periods beginning on or after January 1, 2017 with early application permitted. The Company does not expect the amendments to have a significant impact on the separate financial statements.

•	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. The Company will apply the amendments for annual periods beginning on or after January 1, 2017 with early application permitted. The Company does not expect the amendments to have a significant impact on the separate financial statements.

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Company will apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted.

12

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Company will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Company’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Company and macroeconomic variables. The following areas are likely to be affected in general with the implementation of Korean IFRS 1109. The Company is in preparation for analyzing the effects to the separate financial statement.

13

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. For hybrid (combined) instruments, if the Company is unable to measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

Business model for the contractual cash flows characteristics	Solely represent payments of principal and interest	All other

Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income [1]
Hold for trading	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

As of December 31, 2016, the Company owns loan and trade receivables of ~~W~~4,982,969 million, financial assets available-for-sales of ~~W~~105,376 million.

According to Korean IFRS 1109, equity instruments that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at December 31, 2016, the Company holds equity instruments of ~~W~~98,176 million classified as financial assets available-for-sale.

According to Korean IFRS 1109, debt instruments those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity instruments that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss.

14

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(b)	Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under Korean IFRS 1039 and applies to:

•	Financial assets measured at amortized cost

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

And the Company could recognize credit losses early in accordance with Korean IFRS 1039. The Company holds debt instrument of ~~W~~4,982,969 million (Loan and trade receivables of ~~W~~4,982,969 million). For this assets, the Company provides loss allowance of ~~W~~535,895 million.

(c)	Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Company’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-120%) to ensure that the hedging relationship has been highly effective throughout the reporting period. As of December 31, 2016, the Company applies the hedge accounting to its assets, liabilities that amount to ~~W~~214,648 million, ~~W~~11,413 million respectively.

•	Korean IFRS 1115 Revenue from Contracts with Customers

The Company will apply Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018, and earlier application is permitted. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers. The Company must apply Korean IFRS 1115 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will apply the standard retrospectively to prior reporting period presented in accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors and apply simplified transition method with no restatement for completed contracts and other as of January 1, 2017.

15

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Company had organized separate TF team since December 31, 2014 for preparation of implementing Korean IFRS 1115 Revenue from Contracts with Customers. Also the Company develops the internal control system and constructs accounting process system by analyzing the Company’s revenue structure with accounting firm and computation expert. Korean IFRS 1115 will affect not only accounting method but also the general business practice including strategy for sales and business attitude. Therefore, the Company opens an orientation program for both Company’s directors and employees, and periodically reports to the managements about plan for implementation and progress.

As at the December 31, 2016 the Company is analyzing the effects on the separate financial statement with the implementation of Korean IFRS 1115. The Company plans to perform detailed analysis on financial effects of applying the standard until March 31, 2018 and will disclose the result of the analysis in the notes on the separate financial statement as of March 31, 2018. The Group identified the following areas are likely to be affected in general.

(a)	Identifying performance obligations

The Company provides telecommunication services and sells handsets as their main business. With the implementation of Korean IFRS 1115, the Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The timing of revenue recognition depends on a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time

16

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(b)	Allocation the transaction price

With the implementation of Korean IFRS 1115, the Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Company would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers.

(c)	Incremental costs of obtaining a contract

The Company pays the commission fees when new customer subscribe for telecommunication services. The incremental costs of obtaining a contract are those commission fess that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

According to Korean IFRS 1115, the Company recognizes as an asset the incremental cost of obtaining contract and amortize it through the contract period. However, as a practical expedient, the Company may recognize the incremental costs of obtaining a contracts as an expense when incurred if the amortization period of the asset is one year or less.

2.3	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are the separate financial statements based on Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures, and associates are recognised at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of first adoption of the Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, jointly controlled entities or associates in profit or loss when its right to receive dividend is established.

17

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

2.4	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the ‘functional currency’). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.6	Financial Assets

(1)	Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Company commits to purchase or sell the asset.

The Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss for a contract that contains one or more embedded derivatives.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. And, loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

18

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss within other income or other expenses. Gains or losses arising from changes in the available-for-sale financial assets are recognized in other comprehensive income, and amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(2)	Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a Company of financial assets is impaired. A financial asset or a Company of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a Company of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

19

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(3)	Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of profit or loss within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of profit or loss.

The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of profit or loss. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income (expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

20

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.9	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.10	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property, plant and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Estimated Useful Life
Buildings		10 – 40 years
Structures		10 – 40 years
Telecommunications equipment		2 – 40 years
Others	Vehicles	4 years
	Tools	4 years
	Office equipment	2 – 4 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Investment property is a property held to earn rentals or for capital appreciation or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

21

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

2.12	Intangible Assets

(1)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(2)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	6 years
Goodwill	indefinite useful life
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) included in others are classified as intangible assets with indefinite useful life.

2.13	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

22

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

2.14	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.15	Impairment of Non-financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of reporting period.

2.16	Financial Liabilities

(1)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified.

23

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

2.17	Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets; or

•	the amount initially recognized less cumulative amortization in accordance with Korean IFRS1018 Revenue.

2.18	Employee Benefits

(1)	Post-employment benefits

The Company operates both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

24

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

2.19	Share-based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments on grant date, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.20	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, and the increase in the provision due to passage of time is recognized as interest expense.

2.21	Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized as lease assets and liabilities at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

2.22	Share Capital

The Company classifies ordinary shares as equity.

Where the Company purchases its own shares, the consideration paid including any directly attributable incremental costs is deducted from equity attributable to the equity holders of the Company until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Company.

2.23	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. Amounts disclosed as revenue are net of value added taxes, returns, rebates and discounts and after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Company; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

25

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(1)	Rendering services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

The Company sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(5)	Dividend income

Dividend income is recognized when the right to receive payment is established.

26

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(6)	Customer loyalty program

The Company operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.24	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

27

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Company adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Company and its subsidiaries based on systematic and reasonable methods.

2.25	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2016 separate financial statements of the Company was approved by the Board of Directors on January 31, 2017, which is subject to change with approval at the annual shareholders’ meeting.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Impairment of Goodwill

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amounts of cash-generating units (CGUs) is determined based on value-in-use calculations (Note 12).

3.2	Income Taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages and dividends, there is an uncertainty in measuring the final tax effects.

28

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.3	Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 35).

3.4	Provision for Impairment

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the provision for impairment is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate is changed, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 16, the Company records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships, and golf club memberships are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

29

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

4.	Financial Instruments by Category

Financial instruments by category as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016
Financial assets	Loans and receivables		Derivatives used for hedge		Available-for-sale		Total

Cash and cash equivalents	~~W~~	1,602,397	~~W~~	—	~~W~~	—	~~W~~	1,602,397
Trade and other receivables		3,212,206		—		—		3,212,206
Other financial assets		168,366		214,648		105,376		488,390

(in millions of Korean won)	December 31, 2016
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	5,316,830	~~W~~	5,316,830
Borrowings		—		—		7,569,047		7,569,047
Other financial liabilities		1,973		11,413		—		13,386

(in millions of Korean won)	December 31, 2015
Financial assets	Loans and receivables		Derivatives used for hedge		Available-for-sale		Total

Cash and cash equivalents	~~W~~	1,126,991	~~W~~	—	~~W~~	—	~~W~~	1,126,991
Trade and other receivables		3,579,298		—		—		3,579,298
Other financial assets		8,363		137,100		75,170		220,633

(in millions of Korean won)	December 31, 2015
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	4,731,581	~~W~~	4,731,581
Borrowings		—		—		8,119,598		8,119,598
Other financial liabilities		2,006		57,089		—		59,095

30

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Gains and losses arising from financial instruments by category for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Loans and receivables
Interest income	~~W~~	98,170	~~W~~	51,153
Loss on valuation		(81,059)		(125,692)
Gain on foreign currency transactions		4,532		4,259
Gain on foreign currency translation		9,271		9,973
Loss on disposal		(15,838)		(2,539)
Derivative used for hedge
Loss on transactions		—		(5,157)
Gain on valuation		92,752		126,878
Other comprehensive income for the year[1]		60,391		103,236
Reclassified to profit of loss from other comprehensive income for the year [1,2]		(71,915)		(88,440)
Available -for-sale
Interest income		90		90
Dividend income		198		851
Gain on disposal		22,326		27,488
Impairment loss		—		(1,341)
Other comprehensive income for the year [1]		(164)		8,596
Reclassified to profit or loss from other comprehensive income for the year [1]		(2,941)		(18,023)
Financial liability at fair value through profit or loss
Gain (loss) on valuation		33		(2,006)
Derivatives used for hedging
Gain (loss) on transactions		8,329		(273)
Gain on valuation		4,406		12,967
Other comprehensive income for the year [1]		3,764		11,513
Reclassified to profit or loss from other comprehensive income for the year [1,2]		(3,956)		(9,959)
Financial liabilities at amortized cost
Interest expense [3]		(318,926)		(366,054)
Loss on foreign currency transactions		(6,302)		(23,079)
Loss on foreign currency translation		(112,076)		(166,227)

Total	~~W~~	(308,915)	~~W~~	(451,786)

[1]	The amounts directly reflected in equity after adjustments of deferred income tax.
[2]	During the current and previous year, certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.
[3]	The amounts reflected as interest expense arising from derivatives.

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015		Description
Bank deposits	~~W~~	19,809	~~W~~	8,616	Deposit restricted for government project and other.

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

31

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

6.	Trade and Other Receivables

Trade and other receivables as of December 31, 2016 and 2015, are as follows:

	December 31, 2016
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,734,325	~~W~~	(433,072)	~~W~~	(4,640)	~~W~~	2,296,613
Other receivables		396,281		(102,504)		(229)		293,548

Total	~~W~~	3,130,606	~~W~~	(535,576)	~~W~~	(4,869)	~~W~~	2,590,161

Non-current assets
Trade receivables	~~W~~	225,712	~~W~~	(296)	~~W~~	(10,874)	~~W~~	214,542
Other receivables		433,376		(23)		(25,850)		407,503

Total	~~W~~	659,088	~~W~~	(319)	~~W~~	(36,724)	~~W~~	622,045

	December 31, 2015
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,107,969	~~W~~	(428,479)	~~W~~	(8,405)	~~W~~	2,671,085
Other receivables		457,199		(153,853)		(314)		303,032

Total	~~W~~	3,565,168	~~W~~	(582,332)	~~W~~	(8,719)	~~W~~	2,974,117

Non-current assets
Trade receivables	~~W~~	217,369	~~W~~	(296)	~~W~~	(15,069)	~~W~~	202,004
Other receivables		481,779		(46,937)		(31,665)		403,177

Total	~~W~~	699,148	~~W~~	(47,233)	~~W~~	(46,734)	~~W~~	605,181

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amount because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average interest rate.

32

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of changes in provision for impairment for the years ended December 31, 2016 and 2015, are as follows:

	2016				2015
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning	~~W~~	428,775	~~W~~	200,790	~~W~~	468,957	~~W~~	169,326
Provision		74,891		6,168		84,290		41,402
Reversal or write-off		(70,298)		(104,431)		(124,472)		(9,938)

Ending	~~W~~	433,368	~~W~~	102,527	~~W~~	428,775	~~W~~	200,790

Provision for impairment on trade and other receivables is recognized as operating expenses, other expenses and finance costs.

Details of aging analysis of trade receivables as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Neither past due nor impaired	~~W~~	2,169,427	~~W~~	2,565,017

Past due and impaired
Up to 6 months		476,765		430,164
6 months to 12 months		69,908		74,631
Over 12 months		228,423		232,052

		775,096		736,847
Less: Provision for impairment		(433,368)		(428,775)

Total	~~W~~	2,511,155	~~W~~	2,873,089

Details of other receivables as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Loans	~~W~~	73,682	~~W~~	109,490
Receivables		367,947		431,340
Accrued income		3,421		2,207
Refundable deposits		358,131		363,805
Others		397		157
Less: Provision for impairment		(102,527)		(200,790)

Total	~~W~~	701,051	~~W~~	706,209

33

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of aging analysis of other receivables as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Neither past due nor impaired	~~W~~	648,659	~~W~~	666,220

Past due and impaired
Up to 6 months		59,282		41,698
6 months to 12 months		6,473		6,705
Over 12 months		89,164		192,376

		154,919		240,779
Less: Provision for impairment		(102,527)		(200,790)

		52,392		39,989

Total	~~W~~	701,051	~~W~~	706,209

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of December 31, 2016.

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Other financial assets
Derivatives used for hedge	~~W~~	214,648	~~W~~	137,100
Financial instruments [1]		168,366		8,363
Available-for-sale financial assets		105,376		75,170
Less: Non-current		(198,777)		(218,582)

Current	~~W~~	289,613	~~W~~	2,051

Other financial liabilities
Financial liabilities at fair value through profit and loss	~~W~~	1,973	~~W~~	2,006
Derivatives used for hedge		11,413		57,089
Less: Non-current	~~W~~	(13,386)		(18,385)

Current	~~W~~	—	~~W~~	40,710

1.	As of December 31, 2016, the Company’s financial instruments amounting to ~~W~~8,362 million (December 31, 2015: ~~W~~8,362 million), which consist of certain proceeds from the disposal of Ustream Inc. deposited in an escrow account, checking account deposits, and deposits for Win-win Growth Cooperative loans, are subject to withdrawal restrictions.

34

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Financial liabilities at fair value through profit or loss as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Financial liabilities held for trading
Other derivatives	~~W~~	1,973	~~W~~	2,006

Total	~~W~~	1,973	~~W~~	2,006

The valuation gains and losses on financial liabilities at fair value through profit or loss for the years ended December 31, 2016 and 2015, are as follows:

	2016				2015
(in millions of Korean won)	Valuation gains		Valuation losses		Valuation gains		Valuation losses
Other derivatives liabilities	~~W~~	33	~~W~~	—	~~W~~	—	~~W~~	2,006

Total	~~W~~	33	~~W~~	—	~~W~~	—	~~W~~	2,006

The maximum exposure debt securities of financial instruments of fair value through profit or loss to credit risk is carrying amount as of December 31, 2016.

Derivatives used for hedge as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016				December 31, 2015
	Assets		Liabilities		Assets		Liabilities

Currency swap [1]	~~W~~	214,648	~~W~~	11,413	~~W~~	137,100	~~W~~	57,089
Less: Non-current		(87,095)		(11,413)		(137,100)		(16,379)

Current	~~W~~	127,553	~~W~~	—	~~W~~	—	~~W~~	40,710

[1]	The currency swap contract is entered to hedge debentures cash flow fluctuation risk arising from fluctuation of interest rate and exchange rate, and the maximum expected period exposed to cash flow fluctuation risk due to the forecast transactions subject to hedge is September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

35

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016						2015
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Currency swap	~~W~~	97,158	~~W~~	—	~~W~~	84,636	~~W~~	141,512	~~W~~	1,667	~~W~~	151,384

[1]	Before adjustment of deferred income tax directly reflected in equity.

The Company recognized valuation gain of ~~W~~1,432 million (2015: valuation gain ~~W~~2,633 million) for the year ended December 31, 2016, as the ineffective portion of cash flow hedge in the statement of profit or loss.

Details of available-for-sale financial assets as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Marketable equity securities	~~W~~	93	~~W~~	6,509
Non-marketable equity securities		98,083		61,461
Debt securities		7,200		7,200
Less : Non-current		(105,376)		(75,170)

Current	~~W~~	—	~~W~~	—

Changes in available-for-sale financial assets for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning	~~W~~	75,170	~~W~~	92,065
Acquisition		41,757		8,885
Disposal		(11,741)		(36,582)
Valuation[1]		(215)		11,340
Impairment		—		(1,341)
Reclassification		405		803

Ending	~~W~~	105,376	~~W~~	75,170

[1]	Before adjustment of deferred income tax directly reflected in equity.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is the carrying amount as of December 31, 2016.

36

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost. When the reasonably estimated recoverable amounts of non-marketable securities are less than the carrying amounts, impairment loss is recognized.

None of the available-for-sale financial assets are past due and the carrying amount of the impaired assets is ~~W~~93 million as of December 31, 2016.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,000 million is provided as collateral for payment guarantees provided by Korea Software Financial Cooperative (Note 19).

8.	Inventories

Inventories as of December 31, 2016 and 2015, are as follows:

	December 31, 2016						December 31, 2015
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation allowance		Book amount
Merchandise	~~W~~	219,535	~~W~~	(41,439)	~~W~~	178,096	~~W~~	387,145	~~W~~	(59,905)	~~W~~	327,240

Cost of inventories recognized as expenses for the years ended December 31, 2016 and 2015 amount to ~~W~~3,074,569 million and ~~W~~3,346,664 million, respectively. Additionally, reversal of valuation loss on inventory amounts to ~~W~~18,466 million for the years ended December 31, 2016 and valuation loss on inventory amounts to ~~W~~2,278 million for the years ended December 31, 2015.

9.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Other assets
Advance payments	~~W~~	59,170	~~W~~	69,518
Prepaid expenses		158,149		165,990
Less: Non-current		(26,507)		(30,929)

Current	~~W~~	190,812	~~W~~	204,579

Other liabilities
Advances received	~~W~~	81,565	~~W~~	103,945
Withholdings		19,835		23,748
Unearned revenue		14,564		9,390
Less: Non-current		(21,305)		(12,839)

Current	~~W~~	94,659	~~W~~	124,244

37

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

10.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016
	Land		Buildings and structures		Telecommunications equipment		Others		Construction - in-progress		Total
Acquisition cost	~~W~~	906,064	~~W~~	2,825,403	~~W~~	32,705,831	~~W~~	1,508,459	~~W~~	671,068	~~W~~	38,616,825
Less: Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,267,849)		(24,046,929)		(1,155,652)		(1,300)		(26,471,861)

Beginning, net	~~W~~	905,933	~~W~~	1,557,554	~~W~~	8,658,902	~~W~~	352,807	~~W~~	669,768	~~W~~	12,144,964
Acquisition and capital expenditure		29		2,334		210,607		126,288		2,137,531		2,476,789
Disposal and termination		(818)		(1,481)		(107,056)		(6,078)		(3,047)		(118,480)
Depreciation		—		(100,925)		(2,314,066)		(114,183)		—		(2,529,174)
Transfer to investment properties		4,015		135,792		1,978,619		8,022		(2,126,448)		—
Others		3,097		(19,817)		38,114		(34,300)		—		(12,906)

Ending, net	~~W~~	912,256	~~W~~	1,573,457	~~W~~	8,465,120	~~W~~	332,556	~~W~~	677,804	~~W~~	11,961,193

Acquisition cost	~~W~~	912,387	~~W~~	2,928,545	~~W~~	33,472,178	~~W~~	1,434,494	~~W~~	678,425	~~W~~	39,426,029
Less: Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,355,088)		(25,007,058)		(1,101,938)		(621)		(27,464,836)

(in millions of Korean won)	2015
	Land		Buildings and structures		Telecommunications equipment		Others		Construction - in-progress		Total
Acquisition cost	~~W~~	913,827	~~W~~	2,617,014	~~W~~	31,771,699	~~W~~	1,742,506	~~W~~	694,162	~~W~~	37,739,208
Less: Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,176,248)		(22,827,307)		(1,313,135)		(3,704)		(25,320,525)

Beginning, net	~~W~~	913,696	~~W~~	1,440,766	~~W~~	8,944,392	~~W~~	429,371	~~W~~	690,458	~~W~~	12,418,683
Acquisition and capital expenditure		19		48		167,487		91,868		2,151,560		2,410,982
Disposal and termination		(396)		(580)		(133,559)		(6,743)		(2,428)		(143,706)
Depreciation		—		(103,197)		(2,287,670)		(143,643)		—		(2,534,510)
Transfer to investment properties		968		234,877		1,880,899		55,156		(2,171,900)		—
Others		(8,354)		(14,360)		80,968		(74,410)		—		(16,156)
Increase due to the merger of a subsidiary		—		—		6,385		1,208		2,078		9,671

Ending, net	~~W~~	905,933	~~W~~	1,557,554	~~W~~	8,658,902	~~W~~	352,807	~~W~~	669,768	~~W~~	12,144,964

Acquisition cost	~~W~~	906,064	~~W~~	2,825,403	~~W~~	32,705,831	~~W~~	1,508,459	~~W~~	671,068	~~W~~	38,616,825
Less: Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,267,849)		(24,046,929)		(1,155,652)		(1,300)		(26,471,861)

38

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The borrowing costs capitalized for qualifying assets amount to ~~W~~9,793 million for the year ended December, 2016 (2015: ~~W~~5,793 million). The interest rate applied to calculate the capitalized borrowing costs in 2016 is 3.38% (2015: 3.58%).

11.	Investment Properties

Changes in investment properties for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016						2015
	Land		Buildings		Total		Land		Buildings		Total
Acquisition cost	~~W~~	182,216	~~W~~	847,376	~~W~~	1,029,592	~~W~~	173,862	~~W~~	827,484	~~W~~	1,001,346
Less: Accumulated depreciation		—		(346,081)		(346,081)		—		(306,720)		(306,720)
Beginning, net		182,216		501,295		683,511		173,862		520,764		694,626
Depreciation		—		(32,175)		(32,175)		—		(31,735)		(31,735)
Transfer from (to) property, plant and equipment		(885)		12,534		11,649		8,354		12,266		20,620

Ending, net	~~W~~	181,331	~~W~~	481,654	~~W~~	662,985	~~W~~	182,216	~~W~~	501,295	~~W~~	683,511

Acquisition cost	~~W~~	181,331	~~W~~	870,476	~~W~~	1,051,807	~~W~~	182,216	~~W~~	847,376	~~W~~	1,029,592
Less: Accumulated depreciation		—		(388,822)		(388,822)		—		(346,081)		(346,081)

The fair value of investment properties is ~~W~~1,433,599 million as of December 31, 2016 (2015: ~~W~~1,754,692 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~212,236 million (2015 : ~~W~~209,713 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

Details of investment properties provided as collateral as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016
Collateral	Carrying amount		Secured amount		Related account	Related amount
Building	~~W~~	384,081	~~W~~	66,094	Deposits received	~~W~~	56,472

(in millions of Korean won)	December 31, 2015
Collateral	Carrying amount		Secured amount		Related account	Related amount
Building	~~W~~	208,241	~~W~~	32,063	Deposits received	~~W~~	26,034

39

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

12.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	24,692	~~W~~	1,537,556	~~W~~	620,232	~~W~~	2,760,182	~~W~~	284,110	~~W~~	5,291,829
Less : Accumulated depreciation (including accumulated impairment loss and others)		—		(13,777)		(1,056,535)		(459,240)		(1,796,562)		(161,632)		(3,487,746)

Beginning, net	~~W~~	65,057	~~W~~	10,915	~~W~~	481,021	~~W~~	160,992	~~W~~	963,620	~~W~~	122,478	~~W~~	1,804,083
Acquisition and capital expenditure		—		2,794		45,203		14,558		978,309		15,965		1,056,829
Disposal and termination		—		(412)		(8,600)		(1,666)		—		(9,027)		(19,705)
Amortization		—		(1,998)		(160,867)		(50,983)		(272,899)		(16,120)		(502,867)
Impairment		—		—		—		—		—		(791)		(791)

Ending, net	~~W~~	65,057	~~W~~	11,299	~~W~~	356,757	~~W~~	122,901	~~W~~	1,669,030	~~W~~	112,505	~~W~~	2,337,549

Acquisition cost	~~W~~	65,057	~~W~~	25,705	~~W~~	1,545,032	~~W~~	625,137	~~W~~	2,522,269	~~W~~	286,485	~~W~~	5,069,685
Less : Accumulated depreciation (including accumulated impairment loss and others)		—		(14,406)		(1,188,275)		(502,236)		(853,239)		(173,980)		(2,732,136)

	2015
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	24,434	~~W~~	1,594,939	~~W~~	593,301	~~W~~	2,752,871	~~W~~	297,915	~~W~~	5,328,517
Less : Accumulated depreciation (including accumulated impairment loss and others)		—		(12,775)		(947,184)		(405,317)		(1,358,356)		(161,862)		(2,885,494)

Beginning, net	~~W~~	65,057	~~W~~	11,659	~~W~~	647,755	~~W~~	187,984	~~W~~	1,394,515	~~W~~	136,053	~~W~~	2,443,023
Acquisition and capital expenditure		—		2,029		33,661		32,741		7,311		21,721		97,463
Disposal and termination		—		(633)		(28,161)		(3,214)		—		(22,010)		(54,018)
Amortization		—		(2,140)		(181,166)		(57,906)		(253,503)		(15,591)		(510,306)
Impairment[1]		—		—		—		—		(184,703)		(54)		(184,757)
Increase due to the merger for a subsidiary		—		—		8,932		1,387		—		2,359		12,678

Ending, net	~~W~~	65,057	~~W~~	10,915	~~W~~	481,021	~~W~~	160,992	~~W~~	963,620	~~W~~	122,478	~~W~~	1,804,083

Acquisition cost	~~W~~	65,057	~~W~~	24,692	~~W~~	1,537,556	~~W~~	620,232	~~W~~	2,760,182	~~W~~	284,110	~~W~~	5,291,829
Less : Accumulated depreciation (including accumulated impairment loss and others)		—		(13,777)		(1,056,535)		(459,240)		(1,796,562)		(161,632)		(3,487,746)

[1]	The amount ~~W~~184,703 million is recognized as an impairment loss on intangible assets related to 800MHz frequency usage rights.

40

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~66,530 million as of December 31, 2016 (2015: ~~W~~68,947 million).

Goodwill impairment reviews are undertaken annually. The recoverable amount of all CGUs has been determined based on value-in-use calculations. These calculation use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate does not exceed the long-term average growth rate included in industry report specific to the industry in which the CGU operates.

The Company determined the gross margin rate based on past performance and its expectations of market development. The average growth rates used are estimated based on the historical growth rate. In addition, the Company estimated the cash flow based on past performance and its expectation of market growth and the discount rates used are reflect specific risks relating to the relevant CGUs.

As a result of impairment test, the Company considers that the carrying amount of CGUs does not exceed the recoverable amount of CGUs. Therefore, there has been no impairment loss on goodwill for the years ended December 31, 2016 and 2015.

13.	Investments in Subsidiaries, Associates and Joint ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as of December 31, 2016 and 2015, is as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Subsidiaries	~~W~~	3,373,731	~~W~~	3,267,182
Associates and joint ventures		265,125		274,655

Total	~~W~~	3,638,856	~~W~~	3,541,837

41

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Investments in subsidiaries as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	Location	Percentage of	Carrying amount
			December 31,		December 31,
		ownership (%)	2016		2015
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.6%		6,427		6,427
KTIS Corporation [1]	Korea	30.1%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		124,564		124,564
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	100.0%		69,461		69,461
KT Powertel Co., Ltd. 1	Korea	44.8%		37,419		37,419
KT Music Corporation [3]	Korea	49.9%		37,417		37,417
KTSC Dutch B.V	Netherlands	100.0%		55,847		55,847
KT Telecop Co., Ltd.	Korea	86.8%		26,045		26,045
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	42.8%		23,051		23,051
KT New Business Fund No.1	Korea	90.9%		8,112		8,112
KT Strategic Investment Fund No.1	Korea	90.9%		20,000		20,000
KTDS Co., Ltd.	Korea	95.3%		19,616		19,616
KTSB Data Service	Korea	51.0%		18,870		18,870
KT Strategic Investment Fund No.2	Korea	90.9%		20,000		20,000
KT Sports	Korea	66.0%		6,600		6,600
KT M mobile Co., Ltd.	Korea	100.0%		200,000		100,000
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,089		7,089
KT Service Nambu Co., Ltd.	Korea	76.4%		10,155		10,155
KT Strategic Investment Fund No.3	Korea	86.7%		6,500		—
N Search Marketing[4]	Korea	33.3%		20,000		—
Others	Korea			61,725		81,676

Total			~~W~~	3,373,731	~~W~~	3,267,182

[1]	At the end of the reporting period, although the Company and its subsidiaries own less than 50% ownership in this entity, this entity is deemed to be a Company’s subsidiary due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.
[2]	At the end of the reporting period, although the Company owns less than 50% ownership, these entities are deemed to be the Company’s subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.
[3]	At the end of the reporting period, although the Company owns less than 50% of ownership, this entity is deemed to be the Company’s subsidiary as the Company holds potential voting rights based on the share purchase agreement with other investors.
[4]	At the end of reporting period, Nasmedia, Inc., which is the Company’s subsidiaries, owns 66.7% ownership in this entity, and total ownership of the Company and subsidiaries is 100%. So, this entity is deemed to be a Company’s subsidiaries.

42

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Investments in associates and joint ventures as of and for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			December 31, 2016		December 31, 2015
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT Wibro Infra Co., LTD	Korea	26.2%		52,200		65,000
K-REALTY CR REIT 1 [1]	Korea	15.8%		30,000		30,000
Mongolian Telecommunications	Mongolia	40.0%		11,135		11,135
KT-SB Venture Investment Fund [2]	Korea	50.0%		7,505		7,505
Boston Global Film & Contents Fund L.P.	Korea	27.4%		7,645		7,645
QTT Global (Group) Company Limited	China	25.0%		12,746		12,746
KT-CKP New Media Investment Fund	Korea	49.7%		4,500		4,500
Others				23,758		20,488

Total			~~W~~	265,125	~~W~~	274,655

[1]	At the end of the reporting period, although the Company owns less than 20% ownership, the equity method accounting has been applied as the Company has the significant influence over the operating and financial policies of those entities.
[2]	At the end of the reporting period, although the Company owns a 50% ownership, the equity method accounting has been applied as the Company cannot participate in determining the operating and financial policies of those entities.

Changes in investments in subsidiaries, associates and joint ventures for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning	~~W~~	3,541,837	~~W~~	3,838,200
Acquisition		149,869		164,528
Disposal[1]		(10,609)		(365,797)
Impairment [2]		(42,241)		(15,160)
Others [3]		—		(79,934)

Ending	~~W~~	3,638,856	~~W~~	3,541,837

[1]	In 2015, the Company disposed of the shares of its subsidiaries, KT Rental(with carrying amount of ~~W~~156,927 million) and KT Capital(with carrying amount of ~~W~~172,434 million).
[2]	In 2016, the Company recognized the impairment for KT Wibro Infra Co., Ltd,. KT Innoedu Co., Ltd,. and Korea Telecom Japan Co, Ltd,. of ~~W~~12,800 million, ~~W~~6,574 million, ~~W~~22,867 million respectively. In 2015 the Company recognized the impairment for Centios Co., Ltd,. and JNK Retech Co., Ltd., of ~~W~~13,984 million and ~~W~~1,176 million, respectively.
[3]	In 2015, the Company merged with KT Media Hub Co., Ltd., a subsidiary(with carrying amount of ~~W~~80,000 million).

43

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Marketable investments in subsidiaries, associates and joint ventures as of December 31, 2016 and 2015, are as follows:

	December 31, 2016
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	413,608
KT Hitel Co., Ltd.	22,750,000		120,078		148,785
KT Submarine Co., Ltd.	8,085,000		24,370		39,859
Nasmedia, Inc.	3,742,406		23,051		147,825
KT Music Corporation	20,904,514		37,417		75,361
KTCS Corporation	3,177,426		6,427		7,880
KTIS Corporation	10,196,190		30,633		37,726
Mongolian Telecommunications	10,348,111		11,135		3,940

Total		~~W~~	564,807	~~W~~	874,984

	December 31, 2015
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	413,608
KT Hitel Co., Ltd.	22,750,000		120,078		205,433
KT Submarine Co., Ltd.	8,085,000		24,370		44,306
Nasmedia, Inc.	3,742,406		23,051		187,120
KT Music Corporation	20,904,514		37,417		91,666
KTCS Corporation	3,177,426		6,427		10,041
KTIS Corporation	10,196,190		30,633		48,534
Mongolian Telecommunications	10,348,111		11,135		4,884

Total		~~W~~	564,807	~~W~~	1,005,592

44

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

14.	Trade and Other Payables

Details of trade and other payable as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Current Liabilities
Accounts payable	~~W~~	802,251	~~W~~	949,311
Other payables		3,378,841		3,161,964

Total	~~W~~	4,181,092	~~W~~	4,111,275

Non-current Liabilities
Accounts payable	~~W~~	1,499	~~W~~	3,902
Other payables		1,134,239		616,404

Total	~~W~~	1,135,738	~~W~~	620,306

Details of other payables as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Non-trade payable	~~W~~	2,973,345	~~W~~	2,221,776
Accrued expenses		609,530		614,068
Operating deposits		601,652		635,096
Others		328,553		307,428
Less: Non-current		(1,134,239)		(616,404)

Current	~~W~~	3,378,841	~~W~~	3,161,964

45

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

15.	Borrowings

Details of borrowings as of December 31, 2016 and 2015, are as follows:

Debentures

(in millions of Korean won and thousands of foreign currencies)			December 31, 2016				December 31, 2015
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes [1]	Sept. 7, 2034	6.50%	USD	100,000		120,850	USD	100,000		117,200
MTNP notes [1]	May 3, 2016	—		—		—	USD	200,000		234,400
MTNP notes	Jan. 20, 2017	3.88%	USD	350,000		422,975	USD	350,000		410,200
FR notes[2]	Aug. 28, 2018	LIBOR(3M)+1.15%	USD	300,000		362,550	USD	300,000		351,600
MTNP notes	Apr. 22, 2017	1.75%	USD	650,000		785,525	USD	650,000		761,800
MTNP notes	Apr. 22, 2019	2.63%	USD	350,000		422,975	USD	350,000		410,200
MTNP notes	Jan. 29, 2016	—		—		—	JPY	18,200,000		176,906
MTNP notes	Jan. 29, 2018	0.86%	JPY	6,800,000		70,503	JPY	6,800,000		66,097
MTNP notes	Feb. 23, 2018	0.48%	JPY	15,000,000		155,522	JPY	15,000,000		145,802
MTNP notes	July 18, 2026	2.50%	USD	400,000		483,400		—		—
The 173-2nd Public bond	Aug. 6, 2018	6.62%		—		100,000		—		100,000
The 176-3rd Public bond	May 28, 2016	—		—		—		—		260,000
The 177-3rd Public bond	Feb. 9, 2017	5.38%		—		170,000		—		170,000
The 179th Public bond	Mar. 29, 2018	4.47%		—		260,000		—		260,000
The 180-1st Public bond	Apr. 26, 2016	—		—		—		—		210,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%		—		380,000		—		380,000
The 181-1st Public bond	Aug. 26, 2016	—		—		—		—		260,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%		—		90,000		—		90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%		—		250,000		—		250,000
The 182-1st Public bond	Oct. 28, 2016	—		—		—		—		320,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%		—		100,000		—		100,000
The 183-1st Public bond	Dec. 22, 2016	—		—		—		—		50,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%		—		90,000		—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%		—		160,000		—		160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%		—		120,000		—		120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%		—		190,000		—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%		—		100,000		—		100,000
The 185-1st Public bond	Sept. 16, 2018	3.46%		—		200,000		—		200,000
The 185-2nd Public bond	Sept. 16, 2020	3.65%		—		300,000		—		300,000
The 186-1st Public bond	June 26, 2017	2.86%		—		120,000		—		120,000
The 186-2nd Public bond	June 26, 2019	3.08%		—		170,000		—		170,000
The 186-3rd Public bond	June 26, 2024	3.42%		—		110,000		—		110,000
The 186-4th Public bond	June 26, 2034	3.70%		—		100,000		—		100,000
The 187-1st Public bond	Sept. 2, 2017	2.69%		—		110,000		—		110,000
The 187-2nd Public bond	Sept. 2, 2019	2.97%		—		220,000		—		220,000
The 187-3rd Public bond	Sept. 2, 2024	3.31%		—		170,000		—		170,000
The 187-4th Public bond	Sept. 2, 2034	3.55%		—		100,000		—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%		—		160,000		—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%		—		240,000		—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%		—		50,000		—		50,000
The 189-1st Public bond	Jan. 27, 2019	1.76%		—		100,000		—		—
The 189-2nd Public bond	Jan. 27, 2021	1.95%		—		130,000		—		—
The 189-3rd Public bond	Jan. 27, 2026	2.20%		—		100,000		—		—
The 189-4th Public bond	Jan. 27, 2036	2.35%		—		70,000		—		—

Total						7,284,300				7,834,205
Less : Current portion						(1,607,571)				(1,510,440)
Discount on bonds						(20,434)				(20,035)

Net					~~W~~	5,656,295			~~W~~	6,303,730

46

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

[1]	As of December 31, 2016, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.
[2]	The Libor (3M) is approximately 0.998% as of December 31, 2016.

Long-term Borrowings

(in millions of Korean won) Financial institution	Type	Maturity	Annual interest rates	December 31, 2016		December 31, 2015
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 11, 2026	1.50%	~~W~~	5,181	~~W~~	5,428
NH Investment & Securities Co., Ltd.	Long-term commercial papers	Feb. 18, 2019	3.17%		300,000		300,000

Total					305,181		305,428
Less: Current portion					(493)		(493)

Net				~~W~~	304,688	~~W~~	304,935

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment schedule of the Company’s debentures and borrowings as of December 31, 2016, is as follows:

(in millions of Korean won)	Debentures						Borrowings
	Korean won		In foreign currency		Sub- total		In local currency		Total
Jan. 1 2017~Dec. 31, 2017	~~W~~	400,000	~~W~~	1,208,500	~~W~~	1,608,500	~~W~~	493	~~W~~	1,608,993
Jan. 1 2018~Dec. 31, 2018		770,000		588,575		1,358,575		740		1,359,315
Jan. 1 2019~Dec. 31, 2019		490,000		422,975		912,975		300,493		1,213,468
Jan. 1 2020~Dec. 31, 2020		460,000		—		460,000		493		460,493
Thereafter		2,340,000		604,250		2,944,250		2,962		2,947,212

Total	~~W~~	4,460,000	~~W~~	2,824,300	~~W~~	7,284,300	~~W~~	305,181	~~W~~	7,589,481

47

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Carrying amount and fair value of the Company’s debentures and borrowings as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)
	December 31, 2016				December 31, 2015
Type	Carrying amount		Fair value		Carrying amount		Fair value
Debentures	~~W~~	7,263,866	~~W~~	7,327,085	~~W~~	7,814,170	~~W~~	7,876,740
Long-term borrowings (Including the current portion)		305,181		305,001		305,428		303,029

Total	~~W~~	7,569,047	~~W~~	7,632,086	~~W~~	8,119,598	~~W~~	8,179,769

The fair value of debentures and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 3.38% as of December 31, 2016 (December 31, 2015: 3.58%).

16.	Provisions

Changes in provisions for the years ended December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	17,524	~~W~~	82,190	~~W~~	83,639	~~W~~	183,353
Increase (Transfer)		2,589		12,320		37,880		52,789
Usage		(640)		(1,733)		(36,928)		(39,301)
Reversal		(1,238)		(389)		(10,819)		(12,446)

Ending	~~W~~	18,235	~~W~~	92,388	~~W~~	73,772	~~W~~	184,395

Current portion	~~W~~	18,235	~~W~~	—	~~W~~	73,772	~~W~~	92,007
Non-current portion		—		92,388		—		92,388

	2015
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	20,239	~~W~~	88,281	~~W~~	85,720	~~W~~	194,240
Increase (Transfer)		10,633		4,391		20,943		35,967
Usage		(6,860)		(5,950)		(21,035)		(33,845)
Reversal		(6,488)		(4,532)		(1,989)		(13,009)

Ending	~~W~~	17,524	~~W~~	82,190	~~W~~	83,639	~~W~~	183,353

Current portion	~~W~~	17,524	~~W~~	—	~~W~~	83,639	~~W~~	101,163
Non-current portion		—		82,190		—		82,190

48

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

17.	Net Defined Benefit Liability

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Present value of defined benefit obligations	~~W~~	1,285,300	~~W~~	1,231,234
Less : Fair value of plan assets		(1,000,369)		(801,298)

Liabilities in the statement of financial position	~~W~~	284,931	~~W~~	429,936

Changes in the defined benefit obligations for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning	~~W~~	1,231,234	~~W~~	1,131,987
Current service cost		124,923		123,972
Interest expense		30,153		33,214
Benefits paid		(69,460)		(99,209)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		(54,641)		(8,595)
Actuarial gains and losses arising from changes in financial assumptions		23,019		40,482
Actuarial gains and losses arising from experience adjustments		72		2,701
Increases due to the merger of a subsidiary		—		6,682

Ending	~~W~~	1,285,300	~~W~~	1,231,234

Changes in the fair value of plan assets for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning	~~W~~	801,298	~~W~~	629,633
Interest income		19,624		18,474
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(2,001)		(2,394)
Employer contributions		237,500		214,000
Benefits paid		(56,052)		(63,039)
Increases due to the merger of a subsidiary		—		4,624

Ending	~~W~~	1,000,369	~~W~~	801,298

49

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Amounts recognized in the statements of profit or loss for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Current service cost	~~W~~	124,923	~~W~~	123,972
Net interest expense		10,529		14,740
Transfer out		(10,595)		(10,673)

Total expense	~~W~~	124,857	~~W~~	128,039

Principal actuarial assumptions were as follows:

	December 31, 2016	December 31, 2015
Discount rate	2.42%	2.49%
Future salary increases	4.45%	4.34%

The sensitivity of the defined benefit obligations as of December 31, 2016, to changes in the principal assumptions is:

(in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption		Increase in assumption		Decrease in assumption

Discount rate	0.5	%p	~~W~~	(49,790)	~~W~~	52,935
Future salary growth rate	0.5	%p		48,373		(46,076)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Company annually reviews funding levels of plan assets and has plan asset policies that require maintaining the funding level of the Company equal to or more than the level required under the Employee Retirement Benefit Security Act.

Expected contributions to post-employment benefit plans for the year ending December 31, 2017, are ~~W~~125,147 million.

50

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Expected maturity analysis of undiscounted pension benefits as of December 31, 2016, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Over 5 years		Total

Pension benefits	~~W~~	51,053	~~W~~	74,117	~~W~~	352,527	~~W~~	2,700,161	~~W~~	3,177,858

The weighted average duration of the defined benefit obligations is 8.8 years.

18.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2016, is ~~W~~36,991 million (2015: ~~W~~24,932 million).

19.	Commitments and Contingencies

As of December 31, 2016, major commitments with local financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,850,000	—
Commercial papers	KEB Hana Bank and others	KRW	520,000	300,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	5,181
Green energy factoring	Shinhan Bank	KRW	92	92
Collateralized loan on accounts receivable –trade	Shinhan Bank and others	KRW	590,000	13,386
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	140
Forward trading commitment	Shinhan Bank	USD	11,500	—

As of December 31, 2016, guarantees received from financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit
Comprehensive line of credit	KEB Hana Bank	KRW	15,000
Guarantee for advances received	Export-Import Bank of Korea	USD	7,414
Bid guarantee		KRW	110,343
Contract and warranty guarantee	Korea Software Financial Cooperative	KRW	262,758
Prepayment and other guarantee		KRW	62,723
General guarantee	Shinhan Bank and others	KRW	100
Guarantees for bonds payable in foreign currency	Kookmin Bank and others	USD	77,831
	KEB Hana Bank	PLN [1]	23,000
Performance guarantee	Seoul Guarantee Insurance	KRW	21,956
Guarantee for licensing		KRW	3,731
Guarantee for deposits		KRW	2,085
Auction guarantee		KRW	307

[1]	Polish zloty.

51

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2016, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~6,004 million.

For the year ended December 31, 2016, the Company entered into agreements with the Securitization Specialty Companies Olleh KT Twenty-fifth to Twenty-sixth Securitization Specialty Co., Ltd. (2015: Olleh KT Nineteenth to Twenty-fourth Securitization Specialty Co., Ltd.), GiGA LTE Twenty-seventh to Thirtieth Securitization Specialty Co., Ltd. and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and will receive the related management fees.

As of December 31, 2016, the Company is a defendant in 152 lawsuits with an aggregate amount of ~~W~~58,200 million. As of December 31, 2016, litigation provisions of ~~W~~18,235 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the case cannot be estimated as at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

20.	Lease

Finance Lease

Details of finance lease assets as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Acquisition costs	~~W~~	291,708	~~W~~	279,009
Less : Accumulated depreciation		(99,421)		(117,479)

Net balance	~~W~~	192,287	~~W~~	161,530

As of December 31, 2016, the Company recognized finance lease assets as other property and equipment. The related depreciation amounted to ~~W~~49,993 million (2015: ~~W~~71,655 million) for the year ended December 31, 2016.

52

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of future minimum lease payments as of December 31, 2016 and 2015, under finance lease contracts are summarized below:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Total minimum lease payments
Within one year	~~W~~	79,551	~~W~~	78,996
From one year to five years		131,797		105,411

Total	~~W~~	211,348	~~W~~	184,407

Unrealized interest expense	~~W~~	30,719	~~W~~	28,354

Net amount of minimum lease payments
Within one year		64,008		61,175
From one year to five years		116,621		94,878

Total	~~W~~	180,629	~~W~~	156,053

Operating Lease

Details of future minimum lease payments as of December 31, 2016 and 2015, under operating lease contracts are summarized below:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Within one year	~~W~~	98,021	~~W~~	100,456
From one year to five years		267,437		286,698
Over five years		16,549		77,859

Total	~~W~~	382,007	~~W~~	465,013

Operating lease expenses incurred for the years ended December 31, 2016 and 2015, amounted to ~~W~~112,330 million and ~~W~~100,747 million, respectively.

21.	Share Capital

As of December 31, 2016 and 2015, the Company’s number of authorized shares is one billion.

	December 31, 2016					December 31, 2015
	Number of outstanding shares	Par value per share (in Korean won)		Ordinary shares (in millions of Korean won)		Number of outstanding shares	Par value per share (in Korean won)		Ordinary shares (in millions of Korean won)
Ordinary shares[1]	261,111,808	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~5,000 par value per share of ordinary share.

53

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

22.	Retained Earnings

Details of retained earnings as December 31, 2016 and 2015, are as follows:

	December 31, 2016		December 31, 2015
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,738,028
Unappropriated retained earnings		3,722,593		2,926,673

Total	~~W~~	9,156,204	~~W~~	8,446,950

[1]	The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
[2]	The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

The appropriation of retained earnings for the year ended December 31, 2016, is expected to be appropriated at the shareholders’ meeting on March 24, 2017. The appropriation date for the year ended December 31, 2015 was March 25, 2016.

The appropriation of retained earnings for the years ended December 31, 2016 and 2015, is as follows:

(in millions of Korean won)	Note	2016		2015
Unappropriated retained earnings from prior year		~~W~~	2,890,865	~~W~~	2,184,382
Remeasurements of net defined benefit liabilities			22,399		(28,033)
Profit for the year			809,330		770,324

Retained earnings available for appropriation			3,722,594		2,926,673

Reversal of voluntary reserve			—		86,667

Appropriation of loss on disposal of treasury stock			(2,312)		(50)
Dividends
(Cash dividend (%):
Ordinary shares:
~~W~~ 800 (16.0%) in 2016
~~W~~ 500 (10.0%) in 2015)	31		(195,978)		(122,425)

Appropriation of retained earnings			(198,290)		(122,475)

Retained earnings after appropriation		~~W~~	3,524,304	~~W~~	2,890,865

54

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

23.	Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2016 and 2015, the details of the Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Gain on valuation of available-for-sale	~~W~~	5	~~W~~	3,110
Loss on derivatives valuation		(32,096)		(20,380)

Total	~~W~~	(32,091)	~~W~~	(17,270)

Changes in accumulated other comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

	2016
(in millions of Korean won)	Beginning		Increase/decrease		Reclassification to gain or loss		Ending
Gain (loss) on valuation of available-for-sale	~~W~~	3,110	~~W~~	(164)	~~W~~	(2,941)	~~W~~	5
Gain (loss) on derivatives valuation		(20,380)		64,155		(75,871)		(32,096)

Total	~~W~~	(17,270)	~~W~~	63,991	~~W~~	(78,812)	~~W~~	(32,091)

	2015
(in millions of Korean won)	Beginning		Increase/decrease		Reclassification to gain or loss		Ending
Gain (loss) on valuation of available-for-sale	~~W~~	12,537	~~W~~	8,596	~~W~~	(18,023)	~~W~~	3,110
Gain (loss) on derivatives valuation		(36,730)		114,749		(98,399)		(20,380)

Total	~~W~~	(24,193)	~~W~~	123,345	~~W~~	(116,422)	~~W~~	(17,270)

As of December 31, 2016 and 2015, the other components of equity are as follows:

	December 31, 2016		December 31, 2015
Treasury stock [1]	~~W~~	(859,789)	~~W~~	(866,156)
Loss on disposal of treasury stock [2]		(2,312)		(50)
Share-based payments		5,762		3,737
Other		(188,012)		(188,012)

Total	~~W~~	(1,044,351)	~~W~~	(1,050,481)

[1]	During the year ended December 31, 2016, the Company granted 136,351 treasury shares as share-based payment.
[2]	The amounts directly reflected in equity is ~~W~~738 million (2015: ~~W~~16 million) as of December 31, 2016.

55

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

As of December 31, 2016 and 2015, details of treasury stock are as follows:

	December 31, 2016		December 31, 2015
Number of shares		16,140,165		16,262,008
Amounts (in millions of Korean won)	~~W~~	859,789	~~W~~	866,156

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees, and other purposes.

24.	Share-based Payments

Details of other share-based payments as of December 31, 2016 and 2015, are as follows:

10th grant

Grant date	July 28, 2016

Grantee	CEOs, inside directors, outside directors, executives

Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance

Fair value per option (in Korean won)	~~W~~ 31,750

Total compensation costs (in Korean won)	~~W~~ 5,762 million

Estimated exercise date (exercise date)	During 2017

Valuation method	Fair value method

Changes in the number of other share-based and the weighted-average price exercise price as of payments in 2016 and 2015 are as follows:

	2016
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable

9th grant	263,123	54,913	181,685	136,351	—	—
10th grant	—	318,506	—	—	318,506	—

Total	263,123	373,419	181,685	136,351	318,506	—

56

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

	2015
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable

8th grant	251,833	—	248,825	3,008	—	—
9th grant	—	263,123	—	—	263,123	—

Total	251,833	263,123	248,825	3,008	263,123	—

[1]	The weighted average price of ordinary shares at the time of exercise during 2016 was ~~W~~31,750 (2015: ~~W~~30,900).

25.	Operating Revenues

Operating revenues for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Services provided	~~W~~	14,755,901	~~W~~	14,505,385
Sales of goods		2,272,967		2,436,972

Total	~~W~~	17,028,868	~~W~~	16,942,357

26.	Operating Expenses

Operating expenses for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Salaries and wages	~~W~~	2,022,667	~~W~~	1,936,301
Depreciation		2,518,167		2,523,168
Amortization of intangible assets		487,216		487,011
Commissions		1,520,069		1,525,078
Interconnection charges		691,153		690,624
International interconnection fee		217,812		232,482
Purchase of inventories		2,906,959		3,474,312
Changes of inventories		149,144		(125,370)
Sales commission		2,123,234		2,046,760
Service Cost		585,609		524,370
Purchase of contents		407,767		354,383
Utilities		306,628		306,887
Taxes and dues		220,677		225,322
Rent		431,166		446,810
Insurance premium		166,471		200,877
Installation fee		391,305		393,661
Advertising expenses		182,840		175,844
Research and development expenses		165,720		178,436
Others		474,673		481,541

Total	~~W~~	15,969,277	~~W~~	16,078,497

57

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of employee benefits for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Short-term employee benefits	~~W~~	1,846,022	~~W~~	1,779,197
Post-employment benefits (defined benefit)		124,857		128,039
Post-employment benefits (defined contribution)		36,691		24,932
Post-employment benefits (others)		7,386		396
Share-based payment		7,710		3,737

Total	~~W~~	2,022,667	~~W~~	1,936,301

27.	Other Income and Other Expenses

Other income for the years ended, consists of:

(in millions of Korean won)	2016		2015
Gain on disposal of property and equipment	~~W~~	36,909	~~W~~	23,982
Gain on disposal of intangible assets		3,780		1,926
Compensation on property and equipment		81,735		129,388
Gain on disposal of investments in subsidiaries, associates and joint ventures[1]		21		493,349
Dividends received		172,764		100,905
Gains on government subsidies		19,146		11,285
Others[2]		199,572		284,925

Total	~~W~~	513,927	~~W~~	1,045,760

[1]	Gain on disposal of the shares of KT Rental, KT Capital held as investments in subsidiaries, amounting to ~~W~~418,630 million, ~~W~~73,657 million are included for the years ended December 31, 2015.
[2]	Gain on transaction of financial asset at fair value through profit or loss amounting to ~~W~~172,671 million is included for the years ended December 31, 2015.

58

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Other expenses for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Loss on disposal of property and equipment	~~W~~	108,169	~~W~~	137,229
Loss on disposal of intangible assets		11,479		34,752
Impairment loss on intangible assets		791		184,757
Loss on disposal of investments in subsidiaries, associates and joint ventures		1,092		12,115
Impairment loss on investments in subsidiaries, associates and joint ventures		42,241		15,160
Others		161,676		152,226

Total	~~W~~	325,448	~~W~~	536,239

28.	Financial Income and Costs

Details of financial income for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Interest income	~~W~~	98,260	~~W~~	51,243
Foreign currency transaction gain		19,377		10,864
Foreign currency translation gain		11,367		11,089
Gain on settlement of derivatives		8,329		—
Gain on valuation of derivatives		97,158		141,512
Others		22,525		28,342

Total	~~W~~	257,016	~~W~~	243,050

Details of financial costs for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Interest expenses	~~W~~	318,926	~~W~~	366,054
Foreign currency transaction loss		21,147		29,684
Foreign currency translation loss		114,172		167,343
Loss on settlement of derivatives		—		5,430
Loss on valuation of derivatives		—		1,667
Loss on disposal of trade receivables		15,838		2,539
Others		407		33,283

Total	~~W~~	470,490	~~W~~	606,000

59

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

29.	Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	238,732	~~W~~	269,324
Deferred tax assets to be recovered after more than 12 months		764,250		823,718

		1,002,982		1,093,042

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(47,584)		(246)
Deferred tax liability to be recovered after more than 12 months		(554,052)		(536,308)

		(601,636)		(536,554)

Deferred tax assets, net	~~W~~	401,346	~~W~~	556,488

The gross movements on the deferred income tax account for the years ended December 31, 2016 and 2015, are calculated as follows:

(in millions of Korean won)	2016		2015
Beginning	~~W~~	556,488	~~W~~	791,136
Charged to the statement of profit or loss		(152,723)		(241,388)
Charged to other comprehensive income		(2,419)		6,740

Ending	~~W~~	401,346	~~W~~	556,488

60

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2016
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	—	~~W~~	(1,234)	~~W~~	—	~~W~~	(1,234)
Derivative instruments		(18,877)		(33,569)		3,741		(48,705)
Depreciation		(54,245)		16,274		—		(37,971)
Deposits for severance benefits		(192,984)		(49,105)		—		(242,089)
Deferred tax gain on disposal of fixed assets		(239,619)		6,005		—		(233,614)
Accrued income		(238)		(130)		—		(368)
Others		(30,591)		(7,064)		—		(37,655)

	~~W~~	(536,554)	~~W~~	(68,823)	~~W~~	3,741	~~W~~	(601,636)

Deferred tax assets
Investment in subsidiaries, associates and joint ventures	~~W~~	1,874	~~W~~	(1,874)	~~W~~	—	~~W~~	—
Provision for impairment on trade receivables		118,892		(26,466)		—		92,426
Available-for-sale financial assets		18,099		(4,959)		991		14,131
Contribution for construction		10,989		(1,527)		—		9,462
Accrued expenses		45,649		8,147		—		53,796
Provisions		22,287		(21)		—		22,266
Defined benefit liabilities		283,253		34,940		(7,151)		311,042
Withholding of facilities expenses		7,360		(450)		—		6,910
Accrued payroll expenses		39,376		4,165		—		43,541
Deduction of instalment receivables		10,523		3,374		—		13,897
Present value discount		4,479		(1,670)		—		2,809
Assets retirement obligation		16,264		1,113		—		17,377
Gain or loss foreign currency translation		43,140		24,418		—		67,558
Deferred revenue		42,868		(16,729)		—		26,139
Others		106,492		15,537		—		122,029
Tax credit carryforwards		214,012		(14,413)		—		199,599
Tax loss carryforwards		107,485		(107,485)		—		—

		1,093,042		(83,900)		(6,160)		1,002,982

Net balance	~~W~~	556,488	~~W~~	(152,723)	~~W~~	(2,419)	~~W~~	401,346

61

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	2015
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(3,213)	~~W~~	3,213	~~W~~	—	~~W~~	—
Derivative instruments		—		(13,657)		(5,220)		(18,877)
Depreciation		(61,660)		7,415		—		(54,245)
Deposits for severance benefits		(152,372)		(40,612)		—		(192,984)
Deferred tax gain on disposal of fixed assets		(238,130)		(1,489)		—		(239,619)
Accrued income		(104)		(134)		—		(238)
Reserve for technology and human resource development		(20,974)		20,974		—		—
Others		(52,347)		21,756		—		(30,591)

		(528,800)		(2,534)		(5,220)		(536,554)

Deferred tax assets
Investment in subsidiaries, associates and joint ventures		—		1,874		—		1,874
Derivatives		18,318		(18,318)		—		—
Provision for impairment on trade receivables		127,009		(8,117)		—		118,892
Available-for-sale financial assets		19,346		(4,257)		3,010		18,099
Contribution for construction		13,410		(2,421)		—		10,989
Accrued expenses		34,827		10,822		—		45,649
Provisions		25,642		(3,355)		—		22,287
Defined benefit liabilities		258,430		15,873		8,950		283,253
Withholding of facilities expenses		7,809		(449)		—		7,360
Accrued payroll expenses		32,589		6,787		—		39,376
Deduction of instalment receivables		4,320		6,203		—		10,523
Present value discount		6,494		(2,015)		—		4,479
Assets retirement obligation		17,652		(1,388)		—		16,264
Gain or loss foreign currency translation		16,837		26,303		—		43,140
Deferred revenue		62,835		(19,967)		—		42,868
Others		58,193		48,299		—		106,492
Tax credit carryforwards		204,470		9,542		—		214,012
Tax loss carryforwards		411,755		(304,270)		—		107,485

		1,319,936		(238,854)		11,960		1,093,042

Net balance	~~W~~	791,136	~~W~~	(241,388)	~~W~~	6,740	~~W~~	556,488

The total of unrecognized temporary differences at the end of the reporting date is ~~W~~66,085 million (2015: ~~W~~67,089 million) related to investment in subsidiaries, associates and joint ventures.

The tax impact recognized directly to equity as of December 31, 2016 and 2015, are as follows:

	2016						2015
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	~~W~~	(4,095)	~~W~~	991	~~W~~	(3,104)	~~W~~	(12,437)	~~W~~	3,010	~~W~~	(9,427)
Hedge instruments valuation gain (loss)		(15,458)		3,741		(11,717)		21,570		(5,220)		16,350
Remeasurements of net defined benefit liabilities		29,550		(7,151)		22,399		(36,982)		8,949		(28,033)

Total	~~W~~	9,997	~~W~~	(2,419)	~~W~~	7,578	~~W~~	(27,849)	~~W~~	6,739	~~W~~	(21,110)

62

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of income tax benefit for the years ended December 31, 2016 and 2015, are calculated as follows:

(in millions of Korean won)	2016		2015
Current income tax expenses	~~W~~	72,543	~~W~~	(1,281)
Impact of change in temporary difference		152,723		241,388

Total income tax expense (benefit)	~~W~~	225,266	~~W~~	240,107

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2016		2015
Loss before income tax benefit	~~W~~	1,034,596	~~W~~	1,010,431

Expected tax expense at statutory tax rate	~~W~~	249,910	~~W~~	244,061
Tax effects of
Income not subject to tax		(28,149)		(16,185)
Expenses not deductible for tax purposes		10,047		6,252
Tax credit carryforwards and deductions		(13,626)		(9,542)
Deferred tax effects due to consolidated tax return		(15,368)		3,978
Others		22,452		11,543

Income tax expense	~~W~~	225,266	~~W~~	240,107

Average effective tax rate		21.8%		23.8%

30.	Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share for the years ended December 31, 2016 and 2015, is calculated as follows:

	2016		2015
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	809,330	~~W~~	770,324
Weighted average number of ordinary shares outstanding		244,892,313		244,854,364
Basic earnings per share (in Korean won)		3,305		3,146

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

63

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Diluted earnings per share for the years ended December 31, 2016 and 2015, is calculated as follows:

	2016		2015
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	809,330	~~W~~	770,324
Adjusted profit for the year attributable to ordinary shares (in millions of Korean won)		809,330		770,324
Number of dilutive potential ordinary shares outstanding		84,245		1,104
Weighted-average number of ordinary shares outstanding and dilutive ordinary shares		244,976,558		244,855,468
Diluted earnings per share (in Korean won)		3,304		3,146

Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

31.	Dividends

The dividends paid by the Company in 2016 were ~~W~~122,425 million (~~W~~500 per share). A dividend in respect of the year ended December 31, 2016, of ~~W~~800 per share, amounting to a total dividend of ~~W~~195,977 million, is to be proposed at the shareholders’ meeting on March 24, 2017.

64

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

32.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
1. Profit for the year	~~W~~	809,330	~~W~~	770,324
2. Adjustments for:
Income tax expense		225,266		240,107
Interest income		(98,260)		(51,243)
Interest expense		318,926		366,054
Dividends income		(172,962)		(101,756)
Depreciation		2,561,349		2,566,245
Amortization of intangible assets		502,867		510,306
Provisions for post-employment benefits (defined benefits)		135,452		138,712
Impairment losses on trade receivables		81,059		125,692
Loss(gain) on disposal of subsidiaries, associates and joint ventures		1,071		(481,234)
Loss on disposal of property and equipment		71,260		113,247
Loss on disposal of intangible assets		7,699		32,826
Impairment loss on intangible assets		791		184,757
Loss on foreign currency translation		102,805		156,254
Gain on valuation of derivatives, net		(105,520)		(305,080)
Gain on disposal of available-for-sale securities		(22,326)		(27,488)
Others		118,926		73,942
3. Changes in operating assets and liabilities
Decrease in trade receivables		315,905		154,352
Decrease(increase) in other receivables		10,999		(57,364)
Decrease(increase) in other current assets		9,877		(41,969)
Decrease in other non-current assets		4,422		7,953
Decrease(increase) in inventories		155,704		(155,494)
Increase(decrease) in trade payables		(155,317)		56,860
Increase(decrease) in other payables		56,740		(149,150)
Increase(decrease) in other current liabilities		(32,337)		8,439
Increase in other non-current liabilities		8,465		6,094
Decrease in accrued provisions		(14,085)		(4,929)
Decrease in deferred revenue		(69,179)		(82,582)
Post-employment benefits paid (defined benefits)		(69,106)		(69,522)
Increase in plan assets		(182,631)		(171,468)

4. Cash generated from operations(1+2+3)	~~W~~	4,577,190	~~W~~	3,812,885

The Company made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 19). Cash flows from the disposals are presented in cash generated from operations.

65

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Significant transactions not affecting cash flows for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Reclassification of the current portion of debentures	~~W~~	1,567,936	~~W~~	1,484,960
Reclassification of construction-in-progress to property and equipment		2,126,448		2,171,900
Reclassification of accounts payable from property and equipment		(15,038)		(81,249)
Reclassification of accounts payable from intangible assets		673,630		(179,395)
Reclassification of accounts payable from net defined liability		354		29,687
Reclassification of accounts payable from plan assets		1,183		20,507
Impact of change in investments in subsidiaries, associates and joint ventures to available-for-sale financial assets due to the merger		—		(80,000)
Increase in assets due to the merger of a subsidiary		—		106,718
Increase in liabilities due to the merger of a subsidiary		—		68,033

33.	Related Party Transactions

The list of subsidiaries of the Company as of December 31, 2016, is as follows:

Relationship	Name of Entry
Subsidiaries	KT Hitel Co., Ltd., Ktcs Corporation, Ktis Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KT Innoedu Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M Hows Co., Ltd., KT M&S Co., Ltd., KT Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTSB Data service, KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT New Business Fund No.1, KT Strategic Investment Fund No.1, KT Strategic Investment Fund No.2, KT Music Contents Fund 1, Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V., PT. KT Indonesia, KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, Super iMax LLC, NEXR Co., Ltd., KT Rwanda Networks Ltd., KT Belgium, KT ORS Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd., KBTO sp.zo.o, Africa Olleh Services Ltd., KT M mobile, KT investment Co., Ltd, Ngenebio, PT. BCCard Asia Pacific, Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3 , N SEARCH MARKETING Corp.
Associates and joint ventures

Korea Information & Technology Investment Fund, KT Wibro Infra Co., Ltd., K-REALTY CR REIT 1, Mongolian Telecommunications, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., Oscar Ent. Co., Ltd., Texno Pro Sistem, KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, ISU-kth Contents Fund L.P., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea Electronic Vehicle Charging Service, PT.MitraTransaksiIndonesia, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, kt-ibkc future investment fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd

Others[1]	K-Realty US REIT 1, kt ens corporation, K-REALTY REIT I

[1]	Although the entity is not the related party of the Company in accordance with Korean IFRS 1024, the entity belongs to a large enterprise group in accordance with the Monopoly Regulation and Fair Trade Act.

66

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Outstanding balances of receivables and payables in relation to transaction with related parties as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2,806	~~W~~	—	~~W~~	7	~~W~~	—	~~W~~	11,391
KT Telecop Co., Ltd.		771		—		110		5		4,095
Ktcs Corporation		1,746		74		34		—		37,343
Ktis Corporation		2,645		—		4,064		—		40,512
KT Service Bukbu Co., Ltd.		49		—		28		—		18,377
KT Service Nambu Co., Ltd.		52		—		1		—		18,805
KT Skylife Co., Ltd.		1,959		—		243		—		10,727
KTDS Co., Ltd.		204		—		8,372		—		116,079
KT Estate Inc.		2,447		—		43,427		—		45,772
BC Card Co., Ltd.		378		—		5,786		—		1,139
KT Sat Co., Ltd.		311		—		36		—		3,639
KT Hitel Co., Ltd.		503		—		1,954		17,803		7,178
KT Commerce Inc.		192		—		8		9,544		72,353
KT M Hows Co., Ltd.		114		—		8		—		3,357
KT M&S Co., Ltd.		24		—		102		—		83,674
KT Music Corporation		—		—		562		—		6,707
KT M mobile		3,354		—		640		—		6,158
Nasmedia, Inc.		7,742		—		2		—		1,427
Others		11,626		5,660		3,138		—		48,380
Associates
KT WiBro Infra Co., Ltd.		—		—		—		—		43,394
K-REALTY CR REIT 1		—		—		33,110		—		—
MOS GS Co., Ltd.		9		—		1		—		1,481
MOS Daegu Co., Ltd.		1		—		—		—		1,082
MOS Chungcheong Co., Ltd.		6		—		1		—		2,043
MOS Gangnam Co., Ltd.		5		—		1		—		1,114
MOS GB Co., Ltd.		2		—		1		—		2,164
MOS BS Co., Ltd.		17		—		1		—		1,094
MOS Honam Co., Ltd.		1		—		—		—		1,289
Others		70		—		179		2		302
Others
kt ens corporation		6,042		—		4,173		2,338		134,496

Total	~~W~~	43,076	~~W~~	5,734	~~W~~	105,989	~~W~~	29,692	~~W~~	725,572

67

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	December 31, 2015
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,207	~~W~~	—	~~W~~	5	~~W~~	—	~~W~~	15,570
KT Telecop Co., Ltd.		768		—		123		15,928		3,013
Ktcs Corporation		153		161		223		—		21,915
Ktis Corporation		548		—		282		—		43,961
KT Service Bukbu Co., Ltd.		49		—		28		—		1,200
KT Service Nambu Co., Ltd.		43		—		1		—		733
KT Skylife Co., Ltd.		4,744		—		47		—		14,137
KTDS Co., Ltd.		703		—		6,903		—		57,107
KT Estate Inc.		2,042		—		44,019		—		28,153
BC Card Co., Ltd.		3,771		—		207		—		2,049
KT Sat Co., Ltd.		199		—		8		—		231
KT Hitel Co., Ltd.		1,177		—		132		15,026		6,797
KT Commerce Inc.		44		—		202		5,848		102,626
KT M&S Co., Ltd.		57		—		9		—		72,627
KT Music Corporation		379		—		38		—		8,637
KT M mobile		498		—		550		—		258
Others		15,489		5,700		2,116		2,585		12,788
Associates
KT WiBro Infra Co., Ltd.		—		—		—		895		85,612
Smart Channel Co., Ltd.[1]		8,684		46,914		39,950		—		1,308
K-REALTY CR REIT 1		—		—		34,200		—		—
MOS GS Co., Ltd.		4		—		1		—		1,454
MOS Daegu Co., Ltd.		1		—		—		—		1,051
MOS Chungcheong Co., Ltd.		1		—		1		—		1,184
MOS Gangnam Co., Ltd.		2		—		1		—		—
MOS GB Co., Ltd.		1		—		1		—		2,801
MOS BS Co., Ltd.		1		—		1		—		1,066
MOS Honam Co., Ltd.		1		—		—		—		1,793
Others		98		—		5		18		181
Others
kt ens corporation	~~W~~	6,654	~~W~~	—	~~W~~	169	~~W~~	793	~~W~~	115,228

Total	~~W~~	47,318	~~W~~	52,775	~~W~~	129,222	~~W~~	41,093	~~W~~	603,480

[1]	For the year ended December 31, 2016 the Company provided provision for impairment of ~~W~~95,548 million against trade receivables, loans and other receivables for Smart Channel Co., Ltd.

68

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Significant transactions with related parties for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	10,121	~~W~~	38	~~W~~	65,111	~~W~~	742
KT Telecop Co., Ltd.		13,562		—		17,778		217
KTCS Corporation		54,947		—		299,327		7
KTIS Corporation		59,251		—		276,008		168
KT Service Bukbu Co., Ltd.		14,225		—		172,968		952
KT Service Nambu Co., Ltd.		15,095		—		203,792		243
KT Skylife Co., Ltd.		20,814		26		42,920		11
KTDS Co., Ltd.		14,364		—		245,605		163,244
KT Estate Inc.		7,104		—		163,227		7,270
BC Card Co., Ltd.		12,279		—		19,595		—
KT Sat Co., Ltd.		4,342		—		19,979		12
KT Hitel Co., Ltd.		8,273		—		57,140		6,959
KT M Hows Co., Ltd.		1,251		—		387,953		309
KT Commerce Inc.		1,019		—		2,363		—
KT M&S Co., Ltd.		455,648		918		193,328		—
KT Music Corporation		4,025		—		32,983		1,771
KT M mobile		47,028		—		3,348		—
Smart Channel Co., Ltd. [2]		439		—		—		—
Others		35,070		585		67,260		2,908

Associates
KT WiBro Infra Co., Ltd.	~~W~~	11	~~W~~	—	~~W~~	—	~~W~~	391
Smart Channel Co., Ltd. [3]		766		—		—		—
K-REALTY CR REIT 1		—		—		37,469		—
MOS GS Co., Ltd.		564		—		15,019		2,241
MOS Daegu Co., Ltd.		191		—		10,857		1,091
MOS Chungcheong Co., Ltd.		265		—		11,335		1,481
MOS Gangnam Co., Ltd.		256		—		14,146		1,540
MOS GB Co., Ltd.		606		—		19,417		2,188
MOS BS Co., Ltd.		189		—		13,985		1,075

69

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	2016
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
MOS Honam Co., Ltd.		285		—		12,944		1,174
Others		89		100		3,670		—
Others
kt ens corporation	~~W~~	664	~~W~~	5	~~W~~	77,749	~~W~~	306,532

Total	~~W~~	782,743	~~W~~	1,672	~~W~~	2,487,276	~~W~~	502,526

[1]	Amount includes acquisition of property and equipment and others.
[2]	Transactions for the years ended December 31, 2016, after Smart Channel Co., Ltd. was included in consolidation scope and before Smart Channel Co., Ltd was excluded from consolidation scope.
[3]	Transactions for the years ended December 31, 2016, before Smart Channel Co., Ltd. was included in consolidation scope.

(in millions of Korean won)	2015
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[3]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	8,933	~~W~~	—	~~W~~	68,112	~~W~~	343
KT Capital Co., Ltd.		379		276		—		1,249
KT Telecop Co., Ltd.		12,956		—		24,779		530
Ktcs Corporation		65,447		13		313,647		—
Ktis Corporation		67,874		12		284,351		2
KT Service Bukbu (formerly Information Technology Solution Bukbu Corporation)[1]		7,003		—		87,880		—
KT Service Nambu (formerly Information Technology Solution Jungbu Corporation)[1]		6,767		1		102,206		13
KT Skylife Co., Ltd.		26,219		762		49,165		23
KTDS Co., Ltd.		12,866		—		248,083		126,348
KT Estate Inc.		2,480		1		160,074		2,934
BC Card Co., Ltd.		16,912		—		18,633		2
KT Rental		1,480		—		18,500		4,347
KT Auto Lease Corporation		53		—		548		2,509
KT Media Hub Co., Ltd.		3,787		—		61,159		—

70

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	2015
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[3]
KT Sat Co., Ltd.		5,541		1		20,227		235
KT Hitel Co., Ltd.		7,530		238		48,767		2,876
KT Commerce Inc.		1,959		108		328,423		106,442
KT M&S Co., Ltd.		730,757		199		222,739		52
KT Music Corporation		2,565		—		30,116		40
KT M mobile		13,786		—		1,413		1
Others		35,443		174		66,014		8,178
Associates and jointly controlled entities
KT Service Bukbu Co., Ltd. (formerly Information Technology Solution Bukbu Corporation)[2]	~~W~~	2,141	~~W~~	—	~~W~~	28,527	~~W~~	—
Information Technology Solution Nambu Corporation[2]		2,707		—		24,015		—
Information Technology Solution Seobu Corporation[2]		2,323		1		20,019		—
Information Technology Solution Busan Corporation[2]		1,496		—		14,039		—
KT Service Nambu Co., Ltd. (formerly Information Technology Solution Jungbu Corporation) [2]		1,972		—		20,810		5
Information Technology Solution Honam Corporation[2]		2,050		—		27,995		1,476
Information Technology Solution Daegu Corporation[2]		1,255		—		18,245		20
KT WiBro Infra Co., Ltd.		11		—		—		814
Smart Channel Co., Ltd.		3,450		—		4,719		—
K-REALTY CR REIT 1		—		—		38,167		—
MOS GS Co., Ltd.		599		—		14,947		2,396
MOS Daegu Co., Ltd.		140		—		10,668		1,278
MOS Chungcheong Co., Ltd.		238		—		10,946		1,520
MOS Gangnam Co., Ltd.		241		—		13,985		1,727
MOS GB Co., Ltd.		610		—		18,983		2,400
MOS BS Co., Ltd.		225		—		13,807		1,433
MOS Honam Co., Ltd.		279		—		12,296		4,344
Others		1,762		25		6,999		24

71

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	2015
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[3]
Others
kt ens corporation	~~W~~	626	~~W~~	8	~~W~~	70,421	~~W~~	176,982

Total	~~W~~	1,052,862	~~W~~	1,819	~~W~~	2,524,424	~~W~~	450,543

[1]	The transactions for the year ended December 31, 2015, after KT SERVICE Bukbu CO., Ltd. and KT SERVICE Nambu CO., Ltd were merged and included in consolidation scope.
[2]	The transactions for the year ended December 31, 2015, before KT SERVICE Bukbu CO., Ltd. and KT SERVICE Nambu CO., Ltd were merged and included in consolidation scope.
[3]	This amount includes the acquisition of property, plant and equipment.

Key management compensation for the years ended December 31, 2016 and 2015, consists of:

(in millions of Korean won)	2016		2015
Salaries and other short-term benefits	~~W~~	2,629	~~W~~	2,455
Post-employment benefits		381		413
Stock-based compensation		1,237		997

Total	~~W~~	4,247	~~W~~	3,865

Fund transactions with related parties for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016
	Loan transactions				Equity contributions in cash		Dividend income
	Loans		Repayments
Subsidiaries
Ktcs Corporation	~~W~~	—	~~W~~	87	~~W~~	—	~~W~~	318
Autopion Co., Ltd.		—		100		—		—
KT M Hows Co., Ltd.		—		—		3,450		—
KT-Michigan Global Contents Fund		—		—		6,280		—
KT HONG KONG TELECOMMUNICATIONS CO. LIMITED		—		—		460		—
KT Innoedu Co., Ltd.[1]		—		—		1,034		—
KT Submarine Co., Ltd.		—		—		—		404
Ktis Corporation		—		—		—		1,020

72

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	2016
	Loan transactions				Equity contributions in		Dividend
	Loans		Repayments		cash		income
KT Skylife Co., Ltd.		—		—		—		8,368
KTDS Co., Ltd.		—		—		—		7,920
KT Estate Inc.		—		—		—		29,408
BC Card Co., Ltd.		—		—		—		101,883
KT Sat Co., Ltd.		—		—		—		14,500
Nasmedia, Inc.		—		—		—		1,347
KBTO Sp.z o. o.		1,937		—		1,295		—
KT Strategic Investment Fund No.3		—		—		6,500		—
KT M mobile		—		—		100,000		—
N SEARCH MARKETING Corp		—		—		20,000		—
Associates and jointly controlled entities
KT-DSC creative economy youth start-up investment fund		—		—		3,600		—
AI RESEARCH INSTITUTE		—		—		3,000		—
kt-ibkc future investment fund 1		—		—		3,250		—
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000		—
K-REALTY CR REIT 1		—		—		—		4,186
KIF-IMM IT Investment Fund		—		—		—		3,201
Others		—		—		—		66

Total	~~W~~	1,937	~~W~~	187	~~W~~	149,869	~~W~~	172,621

[1]	During the year ended December 31, 2016, the Company invested ~~W~~1,034 million in kind.

(in millions of Korean won)	December 31, 2015
	Loan transactions		Borrowing transactions		Equity contributions in		Dividend
	Loans		Repayments		cash		income
Subsidiaries
Best Partners Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	130	~~W~~	—
KT Capital Co., Ltd.		—		49,316		—		—
KT Innoedu Co., Ltd.		—		—		5,539		—
KT Sports Co., Ltd.		—		—		600		—
KT M mobile		—		—		100,000		—
Korea Telecom Japan Co. Ltd.		—		—		4,891		—

73

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	December 31, 2015
	Loan transactions		Borrowing transactions		Equity contributions in		Dividend
	Loans		Repayments		cash		income
KBTO sp.zo.o.,		1,295		—		—		—
Ustream Korea Inc.		—		—		580		—
KT Service Bukbu Co., Ltd.		—		—		5,882		—
KT Service Nambu Co., Ltd.		—		—		8,673		—
KT investment Co., Ltd		—		—		20,000		—
KT Dutch B.V.		—		—		4,464		—
KT Strategic Investment Fund No.2		—		—		10,000		—
KTCS Corporation		161		—		—		381
NgeneBio		4,200		—		—		—
KT Powertel Co., Ltd.		—		—		—		909
KT Submarine Co., Ltd.		—		—		—		970
KT Skylife Co., Ltd.		—		—		—		8,368
KT Estate Inc.		—		—		—		19,291
BC card Co., Ltd.		—		—		—		51,707
Nasmedia, Inc.		—		—		—		1,085
KTIS Corporation		—		—		—		1,224
Associates and jointly controlled entities
KT-DSC creative economy youth start-up investment fund		—		—		2,400		—
Smart Channel Co., Ltd.[1]		37,276		—		—		—
Korea Electronic Vehicle Charging Service		—		—		1,369		—
Korea Information & Technology Investment Fund		—		—		—		1,107
KT Service Bukbu Co., Ltd.[2]		—		—		—		9
Information Technology Solution Nambu Corporation[2]		—		—		—		9
Information Technology Solution Seobu Corporation[2]		—		—		—		9
Information Technology Solution Busan Corporation[2]		—		—		—		9
KT Service Nambu Co., Ltd. [2]		—		—		—		9
Information Technology Solution Honam Corporation[2]		—		—		—		9
Information Technology Solution Daegu Corporation[2]		—		—		—		9
KT-SB Venture Investment Fund		—		—		—		11,795
K-REALTY CR REIT 1		—		—		—		3,345
Mongolian Telecommunications		—		—		—		35
Others		—		—		—		83

Total	~~W~~	42,932	~~W~~	49,316	~~W~~	164,528	~~W~~	100,363

74

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

[1]	In 2015, the Company provided provision for impairment of \ 37,276 million against loans for Smart Channel Co., Ltd.
[2]	Transactions for the year ended December 31, 2016, that arise before merger of KT SERVICE Bukbu Co.,Ltd. and KT SERVICE Nambu Co.,Ltd. and before included in the consolidation scope.

34.	Financial risk management

(1) Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk(including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivatives to hedge certain financial risk exposures such as fair value risk and cash flow risk.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various market conditions to estimate the effect from the market changes.

(1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates,

75

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk not affecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

As of December 31, 2016 and 2015, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Equity
2016. 12. 31	+ 10%	~~W~~	(6,792)	~~W~~	(2,475)
	- 10%		6,792		2,475
2015. 12. 31	+ 10%	~~W~~	(27,583)	~~W~~	(20,968)
	- 10%		27,583		20,968

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of financial assets and liabilities in foreign currencies as of December 31, 2016 and 2015, are as follows:

(in thousands of foreign currencies)	December 31, 2016				December 31, 2015
	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	120,270	~~W~~	2,271,980	~~W~~	118,115	~~W~~	2,076,486
SDR		311		737		444		849
JPY		—		21,800,000		—		40,000,000
MMK		2,750		—		—		—
EUR		38		153		29		29
DZD		471		—		91		—
HKD		254		—		9		—
BDT		69,473		—		2,255		—
PLN		106,025		—		208,473		—
RWF		1,203		—		15,666		—
UZS		39,531		—		—		—
VND		515,412		—		274,337		—
RUB		—		—		205		—
TZS		29,987		—		9,417		—
BWP		15		—		55		—

76

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

iii) Price risk

As of December 31, 2016, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Equity
2016. 12. 31	+10%	~~W~~	—	~~W~~	9
	-10%		—		(9)
2015. 12. 31	+ 10%	~~W~~	—	~~W~~	651
	- 10%		—		(651)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments had moved according to the historical correlation with the index. Gain or loss on equity securities classified as available-for-sale financial assets can increase or decrease equity.

iv) Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2016 and 2015, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Income before tax		Equity
2016. 12. 31	+ 100 bp	~~W~~	170	~~W~~	1,233
	- 100 bp		(181)		(1,374)
2015. 12. 31	+ 100 bp	~~W~~	(85)	~~W~~	2,430
	- 100 bp		99		(2,464)

77

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

(2) Credit risk

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

As of December 31, 2016 and 2015, maximum exposure to credit risk is as follows:

	December 31, 2016		December 31, 2015
Cash equivalents(except for cash on hand)	~~W~~	1,601,383	~~W~~	1,125,420
Trade and other receivables [1]		3,212,206		3,579,298
Other financial assets
Financial assets at fair value through profit or loss				—
Derivate used for hedge		214,648		137,100
Financial instruments		168,366		8,363
Available-for-sale financial assets		7,200		7,200

Total	~~W~~	5,203,803	~~W~~	4,857,381

(3) Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

78

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The table below analyzes the Company’s liabilities(including interest expenses) into relevant maturity groups based on the remaining period at the report date to the contractual maturity date and these amounts are contractual undiscounted cash flows:

	December 31, 2016
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,214,212	~~W~~	1,073,968	~~W~~	216,025	~~W~~	5,504,205
Borrowings(including debentures)		1,821,587		4,490,006		2,458,719		8,770,312

Total	~~W~~	6,035,799	~~W~~	5,563,974	~~W~~	2,674,744	~~W~~	14,274,517

	December 31, 2015
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,140,662	~~W~~	565,995	~~W~~	138,002	~~W~~	4,844,659
Borrowings(including debentures)		1,549,337		5,565,562		1,973,543		9.088,442

Total	~~W~~	5,689,999	~~W~~	6,131,557	~~W~~	2,111,545	~~W~~	13,933,101

As of December 31, 2016 and 2015, cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	December 31, 2016
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	1,135,472	~~W~~	987,107	~~W~~	535,942	~~W~~	2,658,521
Inflows		1,258,354		1,091,053		588,419		2,937,826

	December 31, 2015
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	288,046	~~W~~	2,080,865	~~W~~	37,549	~~W~~	2,406,460
Inflows		227,107		2,212,297		44,770		2,484,174

(2) Management of Capital Risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related each capital component.

The Company’s debt-to-equity ratios as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won, %)	December 31, 2016		December 31, 2015
Total liabilities	~~W~~	13,615,818	~~W~~	13,838,539
Total equity		11,084,519		10,383,956
Debt-to-equity ratio		123%		133%

79

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The Company manages capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the statement of financial position plus net debt.

The Company’s gearing ratios as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won, %)	December 31, 2016		December 31, 2015
Total borrowings	~~W~~	7,569,047	~~W~~	8,119,598
Less: cash and cash equivalents		(1,602,397)		(1,126,991)

Net debt		5,966,650		6,992,607
Total equity		11,084,519		10,383,956
Total capital		17,051,169		17,376,563
Gearing ratio		35%		40%

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2016
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivate used for hedge [1]	~~W~~	35,334	~~W~~	—	~~W~~	35,334	~~W~~	(5,707)	~~W~~	—	~~W~~	29,627
Trade receivables [2]		95,847		—		95,847		(91,662)		—		4,185

Total	~~W~~	131,181	~~W~~	—	~~W~~	131,181	~~W~~	(97,369)	~~W~~	—	~~W~~	33,812

(in millions of Korean won)	December 31, 2015
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivate used for hedge[1]	~~W~~	20,627	~~W~~	—	~~W~~	20,627	~~W~~	(20,627)	~~W~~	—	~~W~~	—
Trade receivables [2]		90,435		—		90,435		(86,184)		—		4,251

Total	~~W~~	111,062	~~W~~	—	~~W~~	111,062	~~W~~	(106,811)	~~W~~	—	~~W~~	4,251

[1]	Netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
[2]	Netting arrangements with reference to the offers of telecommunication facility interconnection and sharing data among telecommunication companies.

80

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2016
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivate used for hedging [1]	~~W~~	5,707	~~W~~	—	~~W~~	5,707	~~W~~	(5,707)	~~W~~	—	~~W~~	—
Trade payables [2]		92,374		—		92,374		(91,662)		—		712

Total	~~W~~	98,081	~~W~~	—	~~W~~	98,081	~~W~~	(97,369)	~~W~~	—	~~W~~	712

(in millions of Korean won)	December 31, 2015
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivate used for hedging [1]	~~W~~	28,544	~~W~~	—	~~W~~	28,544	~~W~~	(20,627)	~~W~~	—	~~W~~	7,917
Trade payables [2]		87,093		—		87,093		(86,184)		—		909

Total	~~W~~	115,637	~~W~~	—	~~W~~	115,637	~~W~~	(106,811)	~~W~~	—	~~W~~	8,826

[1]	Netting arrangements under the standard contract of ISDA (International Swap and Derivatives Association).
[2]	Netting arrangements with reference to the offers of telecommunication facility interconnection and sharing data among telecommunication companies.

35.	Fair Value

(1) Fair value by financial instruments category

Carrying amounts and fair values of the financial assets and financial liabilities by category as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016				December 31, 2015
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents[1]	~~W~~	1,602,397	~~W~~	1,602,397	~~W~~	1,126,991	~~W~~	1,126,991
Trade and other receivables[1]		3,212,206		3,212,206		3,579,298		3,579,298
Other financial assets
Derivative used for hedge		214,648		214,648		137,100		137,100
Other financial instruments[1]		168,366		168,366		8,363		8,363
Available-for-sale financial assets[2]		93		93		6,509		6,509

	~~W~~	5,197,710	~~W~~	5,197,710	~~W~~	4,858,261	~~W~~	4,858,261

Financial liabilities
Trade and other payables[1]	~~W~~	5,316,830	~~W~~	5,316,830	~~W~~	4,731,581	~~W~~	4,731,581
Borrowings		7,569,047		7,632,086		8,119,598		8,179,769
Other financial liabilities
Derivative used for hedge		11,413		11,413		57,089		57,089
Other derivative financial liability		1,973		1,973		2,006		2,006

	~~W~~	12,899,263	~~W~~	12,962,302	~~W~~	12,910,274	~~W~~	12,970,445

81

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

[1]	An additional measurement of fair value is not performed because the carrying amount is a reasonable approximation of fair value.
[2]	Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured are not included and these are measured at cost.

(2) Financial Instruments Measured at Cost

The details of Available-for-sale financial assets measured at historical cost as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016		December 31, 2015

K-Bank	~~W~~	36,500	~~W~~	—
IBK-AUCTUS Green Growth Private Equity Fund		9,506		11,134
WALDEN No.6 Fund		4,710		5,686
TRANSLINK No.2 Fund		9,395		10,085
Storm IV Fund		7,550		6,602
CBC II Fund		8,601		10,150
Others		29,021		25,004

Total	~~W~~	105,283	~~W~~	68,661

The range of estimated cash flows is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore, these instruments are measured at cost.

The Company does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Company can develop a reliable estimate of the fair value.

82

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(3) Fair value hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2).

Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016
	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	~~W~~	—	~~W~~	214,648	~~W~~	—	~~W~~	214,648
Available-for-sale financial assets		93		—		—		93

		93		214,648		—		214,741

Disclosed fair value
Investment in subsidiaries, associates and joint ventures		874,984		—		—		874,984
Investment property [1]		—		—		1,433,599		1,433,599

		874,984		—		1,433,599		2,308,583

Total	~~W~~	875,077	~~W~~	214,648	~~W~~	1,433,599	~~W~~	2,523,324

Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging	~~W~~	—	~~W~~	11,413	~~W~~	—	~~W~~	11,413
Other derivative financial liability		—		—		1,973		1,973

		—		11,413		1,973		13,386

Disclosed fair value
Borrowings		—		—		7,632,086		7,632,086

		—		—		7,632,086		7,632,086

Total	~~W~~	—	~~W~~	11,413	~~W~~	7,634,059	~~W~~	7,645,472

83

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	December 31, 2015
	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	~~W~~	—	~~W~~	137,100	~~W~~	—	~~W~~	137,100
Available-for-sale financial assets		6,509		—		—		6,509
Disclosed fair value
Investment in subsidiaries, associates and joint ventures		1,005,592		—		—		1,005,592
Investment property [1]		—		—		1,754,692		1,754,692

Total	~~W~~	1,012,101	~~W~~	137,100	~~W~~	1,754,692	~~W~~	2,903,893

Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging	~~W~~	—	~~W~~	57,089	~~W~~	—	~~W~~	57,089
Other derivative financial liability		—		—		2,006		2,006
Disclosed fair value
Borrowings		—		—		8,179,769		8,179,169

Total	~~W~~	—	~~W~~	57,089	~~W~~	8,181,775	~~W~~	8,238,864

[1]	The highest and best use of a non-financial asset does not differ from its current use.

(4) Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2016
	Financial assets at fair value through profit or loss				Derivative financial assets for hedging purposes		Other derivative financial liabilities
	Other derivative assets		Financial instrument designated at fair value through profit or loss
Beginning balance	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,006
Amount recognized in profit or loss[1]		—		—		—		(33)
Amount recognized in other comprehensive income		—		—		—		—
Settlement		—		—		—		—

Ending balance	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,973

[1]	Profit and loss from other derivatives consist of gain on valuation of derivatives

84

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	2015
	Financial assets at fair value through profit or loss
	Other derivative assets		Financial instrument designated at fair value through profit or loss		Derivative financial assets for hedging purposes		Other derivative financial liabilities
Beginning balance	~~W~~	4,010	~~W~~	5,556	~~W~~	7,342	~~W~~	—
Amount recognized in profit or loss123		172,671		—		(5,157)		2,006
Amount recognized in other comprehensive income		—		—		8,105		—
Settlement		(176,681)		(5,556)		(10,290)		—

Ending balance	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,006

[1]	Profit or loss from other derivatives consist of gain on sale.
[2]	Profit of loss from derivatives used for hedging consist of gains or losses on valuation of derivatives.
[3]	Profit of loss from other derivative financial liabilities consist of losses on valuation.

(5) Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	December 31, 2016
	Fair value		Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	~~W~~	214,648	2	DCF Model
Disclosed fair value
Investment properties		1,433,599	3	DCF Model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging		11,413	2	DCF Model
Other derivative financial liability		1,973	3	DCF Model, Comparable Company Analysis
Disclosed fair value
Borrowings		7,632,086	3	DCF Model

85

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(in millions of Korean won)	December 31, 2015
	Fair value		Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	~~W~~	137,100	2	DCF Model
Disclosed fair value
Investment properties		1,754,692	3	DCF Model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging		57,089	2	DCF Model
Other derivative financial liability		2,006	3	DCF Model, Comparable Company Analysis
Disclosed fair value
Borrowings		8,179,769	3	DCF Model

(6) Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

(7) Gains and losses on valuation at the transaction date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case where inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full as profit for the year.

86

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Changes in deferred amount for the years ended December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
	Other derivative financial assets		Other derivative financial liabilities		Other derivative financial assets		Other derivative financial liabilities
Beginning balance	~~W~~	11,293	~~W~~	—	~~W~~	—	~~W~~	32,492
Increase		—		—		14,116		—
Amortization		(2,823)		—		(2,823)		—
Disposal		—		—		—		(32,492)

Ending balance	~~W~~	8,470	~~W~~	—	~~W~~	11,293	~~W~~	—

36.	Merger with the Subsidiary

(1)	KT Media Hub Co., Ltd.

The Company merged with KT Media Hub Co., Ltd., a subsidiary, in the manner of the small merger, as approved by the Board of Directors.

Overview of the merger is as follows:

	Surviving company	Merged company
Name of entity	KT Corporation	KT Media Hub Co., Ltd.
Location	90, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	369, Gangnam-daero, Seocho-gu, Seoul, Korea
CEO	Hwang Changgyu	Nam Gyutaek
Entity type	Listed entity	Non-listed entity

KT Corporation, the surviving company, did not issue or allocate new stocks as KT Corporation owns 100% shares of KT Media Hub Co., Ltd.

87

KT Corporation

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The Company recognized the identifiable assets and liabilities transferred at their carrying amount and the details are as follows:

(in millions of Korean won)	Amount
Decrease in investment in subsidiaries and associates	~~W~~	80,000

Recognized amounts of identifiable assets and liabilities
Cash and cash equivalents	~~W~~	66,513
Trade and other receivables (current)		75,993
Other financial assets (current)		568
Other current assets		390
Other financial assets (non-current)		3
Trade and other receivables (non-current)		6,000
Property and equipment		9,671
Intangible assets		12,678
Deferred tax assets		1,415
Trade and other payables (current)		(63,840)
Financial lease liabilities (current)		(472)
Current tax liabilities		(1,151)
Other current liabilities		(511)
Net defined benefit liabilities		(2,059)

		105,198

Amount recognized as equity[1]	~~W~~	25,198

[1]	The differences between the carrying amount of interests held before the merger and the carrying amount of net identifiable assets acquired in the merger is recognized as capital adjustments.

88

Report on the Operations of Internal Accounting Control System (“IACS”)

To the Board of Directors and Audit Committee of KT Corporation

I, as the Internal Accounting Control Officer (“IACO”) of KT Corporation (“the Company”), assessed the status of the design and operation of the Company’s IACS for the year ended December 31, 2016.

The Company’s management including IACO is responsible for designing and operating IACS.

I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes.

I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS Framework.

February 22, 2017

/s/ Kwang-Suk Shin
Internal Accounting Control Officer	Kwang-Suk Shin

/s/ Chang-Gyu Hwang
Chief Executive Officer	Chang-Gyu Hwang